Exhibit 99.1

EXECUTION VERSION

CREDIT AND GUARANTY AGREEMENT

Dated as of May 10, 2018

among

ATLANTICA YIELD PLC,
as the Borrower,

The Guarantors from Time to Time Party Hereto,

ROYAL BANK OF CANADA,
as Administrative Agent

ROYAL BANK OF CANADA
CANADIAN IMPERIAL BANK OF COMMERCE, LONDON BRANCH,
as L/C Issuers,
The Lenders Party Hereto,

and

BANCO SANTANDER, S.A.
BARCLAYS BANK PLC
CANADIAN IMPERIAL BANK OF COMMERCE, LONDON BRANCH
JPMORGAN CHASE BANK, N.A.
MERRILL LYNCH, PIERCE, FENNER & SMITH, INCORPORATED
ROYAL BANK OF CANADA
MUFG BANK, LTD.
as Joint Lead Arrangers and Joint Bookrunners

ARTICLE IV
CONDITIONS PRECEDENT TO BORROWINGS

4.01	Conditions of Initial Borrowing	74
4.02	Conditions to all Credit Extensions	77

ARTICLE V
REPRESENTATIONS AND WARRANTIES

5.01	Existence, Qualification and Power	79
5.02	Authorization; No Contravention	79
5.03	Governmental Authorization; Other Consents	79
5.04	Binding Effect	80
5.05	Financial Statements; No Material Adverse Effect	80
5.06	Litigation	81
5.07	No Default	81
5.08	Ownership of Property; Liens; Investments	81
5.09	Environmental Compliance	81
5.10	Insurance	82
5.11	Taxes	82
5.12	ERISA Compliance	82
5.13	Subsidiaries; Equity Interests; Loan Parties	83
5.14	Margin Regulations; Investment Company Act	83
5.15	Disclosure	83
5.16	Compliance with Laws	83
5.17	Intellectual Property; Licenses, Etc.	84
5.18	Solvency	84
5.19	Collateral Documents	84
5.20	OFAC; Anti-Terrorism	84
5.21	Foreign Corrupt Practices Act, Etc.	84
5.22	Anti-Corruption Laws	85
5.23	Restricted Payments	85
5.24	Cash Collateral	85

ARTICLE VI
AFFIRMATIVE COVENANTS

6.01	Financial Statements	85
6.02	Certificates; Other Information	86
6.03	Notices	88
6.04	Payment of Obligations	88
6.05	Preservation of Existence, Center of Main Interests and Establishments, Etc.	89
6.06	Maintenance of Properties	89
6.07	Maintenance of Insurance	89
6.08	Compliance with Laws	89
6.09	Books and Records	89
6.10	Inspection Rights	90

6.11	Use of Proceeds	90
6.12	Covenant to Guarantee Obligations and Give Security	90
6.13	Compliance with Environmental Laws	92
6.14	Further Assurances	93
6.15	Information Regarding Collateral	94
6.16	Maintenance of Listing	94
6.17	Material Contracts	94
6.18	Maintenance of Rating	94

ARTICLE VII
NEGATIVE COVENANTS

7.01	Liens	94
7.02	Indebtedness	97
7.03	Investments	99
7.04	Fundamental Changes	100
7.05	Dispositions	100
7.06	Restricted Payments	101
7.07	Change in Nature of Business	102
7.08	Transactions with Affiliates	102
7.09	Burdensome Agreements	102
7.10	Use of Proceeds	102
7.11	Financial Covenants	103
7.12	Anti-Corruption Laws	103
7.13	Sanctions	103
7.14	Amendments of Organization Documents	103
7.15	Accounting Changes	103

ARTICLE VIII
EVENTS OF DEFAULT AND REMEDIES

8.01	Events of Default	104
8.02	Remedies upon Event of Default	106
8.03	Application of Funds	107

ARTICLE IX
THE ADMINISTRATIVE AGENT

9.01	Appointment and Authority	108
9.02	Rights as a Lender	108
9.03	Exculpatory Provisions	109
9.04	Reliance by Administrative Agent	111
9.05	Delegation of Duties	111
9.06	Resignation of Administrative Agent	111
9.07	Non-Reliance on Administrative Agent and Other Lenders	113
9.08	No Other Duties, Etc.	113

ARTICLE X
GUARANTY

10.01	Guaranty	113
10.02	Rights of Lenders	114
10.03	Certain Waivers	114
10.04	Obligations Independent	115
10.05	Subrogation	115
10.06	Termination; Reinstatement	115
10.07	Subordination	116
10.08	Stay of Acceleration	116
10.09	Condition of Borrower	116
10.10	Payments	116
10.11	Keepwell	116
10.12	[Reserved]	117
10.13	Spanish Guarantee Limitations	117

ARTICLE XI
MISCELLANEOUS

11.01	Amendments, Etc.	117
11.02	Notices; Effectiveness; Electronic Communications	119
11.03	No Waiver; Cumulative Remedies; Enforcement	121
11.04	Expenses; Indemnity; Damage Waiver	122
11.05	Payments Set Aside	124
11.06	Successors and Assigns	124
11.07	Treatment of Certain Information; Confidentiality	129
11.08	Right of Setoff	130
11.09	Interest Rate Limitation	130
11.10	Counterparts; Integration; Effectiveness	131
11.11	Survival of Representations and Warranties	131
11.12	Severability	131
11.13	Replacement of Lenders	131
11.14	Governing Law; Jurisdiction; Etc.	132
11.15	WAIVER OF JURY TRIAL	134
11.16	Special Provisions Regarding Enforcement Under the Laws of Spain	134
11.17	Judgment Currency	135
11.18	No Advisory or Fiduciary Responsibility	136
11.19	Electronic Execution of Assignments and Certain Other Documents	137
11.20	USA PATRIOT Act	137
11.21	Acknowledgment and Consent to Bail-In of EEA Financial Institutions	137
11.22	Release of ABY South Africa	138

SIGNATURES		S-1

CREDIT AND GUARANTY AGREEMENT

This CREDIT AND GUARANTY AGREEMENT (this "Agreement") is entered into as of May 10, 2018 by and among ATLANTICA YIELD PLC, a company incorporated in England and Wales with company number 08818211 (the "Borrower"), the Guarantors from time to time party hereto, each lender from time to time party hereto (collectively, the "Lenders" and individually, a "Lender"), ROYAL BANK OF CANADA and CANADIAN IMPERIAL BANK OF COMMERCE, LONDON BRANCH, as L/C Issuers, and ROYAL BANK OF CANADA, as administrative agent (in such capacity, the "Administrative Agent").

PRELIMINARY STATEMENTS:

The Lenders, at the request of the Borrower, have agreed to extend a revolving credit facility to the Borrower, the proceeds of which may be used by the Borrower for general corporate purposes of the Borrower, including, among others, the financing of acquisitions and the refinancing of existing indebtedness.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I
DEFINITIONS AND ACCOUNTING TERMS

1.01         Defined Terms.  As used in this Agreement, the following terms shall have the meanings set forth below:

"Account Control Agreements" means each account control agreement entered into by each applicable Loan Party, the Collateral Agent, and the applicable depositary bank party thereto.

"Administrative Agent's Office" means the Administrative Agent's address and, as appropriate, account as set forth on Schedule 11.02, or such other address or account as the Administrative Agent may from time to time notify the Borrower and the Lenders.

"Administrative Questionnaire" means an Administrative Questionnaire in the form approved by the Administrative Agent.

"Affiliate" means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by, or is under common Control with, the Person specified.

"Agents" means, collectively, the Administrative Agent and the Collateral Agent.

"Aggregate Commitments" means the Commitments of all the Lenders.

"Applicable Percentage" means, with respect to any Lender at any time, the percentage (carried out to the ninth decimal place) of the Facility represented by such Lender's Commitment at such time.  If the commitment of each Lender to make Loans and the obligation of each L/C Issuer to make L/C Credit Extensions have been terminated pursuant to Section 8.02, or if the Commitments have expired, then the Applicable Percentage of each Lender in respect of the Facility shall be determined based on the Applicable Percentage of such Lender in respect of the Facility most recently in effect, giving effect to any subsequent assignments.  The initial Applicable Percentage of each Lender in respect of the Facility is set forth opposite the name of such Lender on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable.

"Applicable Rate" means, for each Base Rate Loans, Eurodollar Rate Loans and Letters of Credit, as applicable, the applicable rate per annum set forth in the table below determined by reference to the Leverage Ratio as of the last day of the fiscal quarter of the Borrower most recently ended in respect of which the Borrower shall have delivered to the Administrative Agent financial statements pursuant to Section 6.01(a) or (b), as applicable; provided, however, that (i) until the date on which the Administrative Agent receives financial statements for the fiscal quarter of the Borrower ending on June 30, 2018, Pricing Level 2 set forth below shall apply; and (ii) in the event the Borrower fails to deliver to the Administrative Agent financial statements pursuant to Section 6.01(a) or (b), as applicable, Pricing Level 4 set forth below shall apply until the date such financial statements have been delivered:

Pricing Level	Leverage Ratio	Applicable Rate for Base Rate Loans	Applicable Rate for Eurodollar Rate Loans and Letters of Credit
1	<3.50:1.0	0.60%	1.60%
2	≥3.50:1.0 and <4.50:1.0	0.75%	1.75%
3	>4.50:1.0 and <5.00:1.0	0.90%	1.90%
4	>5.00:1.0	1.00%	2.25%

Any increase or decrease in the Applicable Rate resulting from a change in the Leverage Ratio shall become effective as of the first Business Day immediately following the date on which financial statements are delivered pursuant to Section 6.01(a) or (b), as applicable.

"Approved Fund" means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

"Assignment and Assumption" means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 11.06(b)), and accepted by the Administrative Agent, in substantially the form of Exhibit B or any other form (including electronic documentation generated by use of an electronic platform) approved by the Administrative Agent.

"Attributable Indebtedness" means, on any date, (a) in respect of any Capitalized Lease Obligations of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with IFRS, and (b) in respect of any sale and leaseback transaction of such Person, the capitalized amount of the remaining lease or similar payments under the relevant lease or other applicable agreement or instrument that would appear on a balance sheet of such Person prepared as of such date in accordance with IFRS if such lease or other agreement or instrument were accounted for as a Capitalized Lease Obligation.

"Audited Financial Statements" means, with respect to any fiscal year of the Borrower and its Subsidiaries, the audited consolidated balance sheet of the Borrower and its Subsidiaries for such fiscal year, and the related consolidated statements of income or operations, shareholders' equity and cash flows for such fiscal year of the Borrower and its Subsidiaries, including the notes thereto.

"Availability Period" means the period from and including the date of this Agreement to the earliest of (a) the Maturity Date, (b) the date of termination of the Commitments pursuant to Section 2.05, and (c) the date of termination of the Commitment of each Lender to make Loans and of the obligation of each L/C Issuer to make L/C Credit Extensions pursuant to Section 8.02.

"Bail-In Action" means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

"Bail-In Legislation" means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

"Bank Levy" means any amount payable by any Lender or any of their respective Affiliates on the basis of or in relation to its balance sheet or capital base or any part of it or its liabilities or minimum regulatory capital or any combination thereof, including the U.K. bank levy as implemented by section 73 of and schedule 19 to the Finance Act 2011, and, in relation to any Lender, any Tax in any jurisdiction levied on a similar basis or for a similar purpose (and imposed by reference to assets and/or liabilities).

"Bankruptcy Code" means Title 11 of the United States Code entitled "Bankruptcy," as now and hereafter in effect, or any successor statute.

"Base Rate" means, for any day a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate plus ½ of 1%, (b) the rate of interest in effect for such day as publicly announced from time to time by the Administrative Agent as its "prime rate," (c) the Eurodollar Rate for Eurodollar Loans with an Interest Period of one month, plus 1.0%.  The "prime rate" is a rate set by the Administrative Agent based upon various factors including the Administrative Agent's costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such prime rate announced by the Administrative Agent shall take effect at the opening of business on the day specified in the public.

"Base Rate Loan" means a Loan that bears interest based on the Base Rate.

"Basel III" means (a) the agreements on capital requirements, leverage ratio and liquidity standards contained in "Basel III:  A global regulatory framework for more resilient banks and banking systems," "Basel III:  International framework for liquidity risk measurement, standards and monitoring," and "Guidance for national authorities operating the countercyclical capital buffer" published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated, (b) the rules for global systemically important banks contained in "Global systemically important banks:  assessment methodology and the additional loss absorbency requirement – Rules text" published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated and (c) any further guidance or standards published by the Basel Committee on Banking Supervision relating to "Basel III."

"Board of Governors" means the Board of Governors of the United States Federal Reserve System, or any successor thereto.

"Borrowing" means a borrowing consisting of simultaneous Loans of the same Type and, in the case of Eurodollar Rate Loans, having the same Interest Period made by each of the Lenders pursuant to Section 2.01.

"Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, London, England; New York City, United States; Madrid, Spain or the jurisdiction where the Administrative Agent’s Office is located and, if such day relates to any Eurodollar Rate Loan, means any such day that is also a London Banking Day.

"CAFD" means, for any Measurement Period and without duplication, Distributed Cash received by the Borrower from its Subsidiaries minus cash expenses of the Borrower (other than Debt Service Obligations and transaction costs), in each case during such Measurement Period.

"Capital Stock" means any and all shares, interests, participations or other equivalents (however denominated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants or options to purchase any of the foregoing, but excluding any Convertible Debt Securities.

"Capitalized Lease Obligation" means, with respect to any Person, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) prepared in accordance with IFRS; provided that any obligations of the Borrower or any other Loan Party either existing on the Closing Date or created prior to any recharacterization (a) that were not included on the consolidated balance sheet of the Borrower as capital lease obligations and (b) that are subsequently recharacterized as capital lease obligations due to a change in accounting treatment or otherwise, shall for all purposes under the Loan Documents (including the calculation of CAFD) not be treated as capital lease obligations, Capitalized Lease Obligations or Indebtedness.  Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a Responsible Officer of the Borrower to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS.

"Cash Collateral Certificate" shall have the meaning assigned to that term under Section 2.03(l)(i).

"Cash Collateralize" means to pledge and deposit with or deliver to the Administrative Agent, for the benefit of one or more of the L/C Issuers or the Lenders, as collateral for L/C Obligations or obligations of the Lenders to fund participations in respect of L/C Obligations, cash or deposit account balances or, if the Administrative Agent and the applicable L/C Issuer shall agree in their sole discretion, other credit support, in each case pursuant to documentation in form and substance satisfactory to the Administrative Agent and the applicable L/C Issuer. "Cash Collateral" shall have a meaning correlative to the foregoing and shall include the proceeds of such cash collateral and other credit support.

"Cash Equivalents" means:

(a)          direct obligations (or certificates representing an interest in such obligations) issued by, or unconditionally guaranteed by, the government of a member state of the European Union, the United States, Switzerland or Canada (including, in each case, any agency or instrumentality thereof), as the case may be, the payment of which is backed by the full faith and credit of the relevant member state of the European Union or the United States, Switzerland or Canada, as the case may be, and which are not callable or redeemable at the Borrower's option;

(b)          overnight bank deposits, time deposit accounts, certificates of deposit, banker's acceptances and money market deposits with maturities (and similar instruments) of 12  months or less from the date of acquisition issued by a bank or trust company which is organized under, or authorized to operate as a bank or trust company under, the laws of a member state of the European Union or of the United States or any state thereof, Switzerland or Canada; provided that such bank or trust company has capital, surplus and undivided profits aggregating in excess of U.S.$250,000,000 (or the foreign currency equivalent thereof as of the date of such investment) and whose long-term debt is rated "A1" or higher by Moody's or "A+" or higher by S&P or the equivalent rating category of another internationally recognized rating agency;

(c)           repurchase obligations with a term of not more than thirty (30) days for underlying securities of the types described in clauses (a) and (b) above entered into with any financial institution meeting the qualifications specified in clause (b) above;

(d)           commercial paper having one of the two highest ratings obtainable from Moody's or S&P and, in each case, maturing within one year after the date of acquisition; and

(e)           money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clause (a) through (d) of this definition.

"Change in Law" means the occurrence, after the date of this Agreement, of any of the following:  (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a "Change in Law," regardless of the date enacted, adopted or issued.

"Change of Control" means the occurrence of any of the following, in each case, without the consent of all Lenders:

(a)           any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of the Borrower and its Subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan), other than Algonquin Power & Utilities Corp. and its Affiliates acquiring or controlling after the date of this Agreement:

(i)         more than 50% of the Voting Rights; or

(ii)        the right to appoint and/or remove all or the majority of the members of the Borrower's board of directors or other governing body, in each case whether obtained directly or indirectly, and whether obtained by ownership of share capital, the possession of Voting Rights, contract or otherwise; or

(b)           the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation) in one or a series of related transactions, of all or substantially all of the assets of the Borrower and its Subsidiaries taken as a whole to any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of the Borrower and its Subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan).

"Closing Date" means the first date all the conditions precedent in Section 4.01 and 4.02 are satisfied or waived in accordance with Section 11.01.

"Code" means the Internal Revenue Code of 1986.

"Collateral" means all of the property that is under the terms of the Collateral Documents subject to Liens in favor of the Collateral Agent for the benefit of the Secured Parties.

"Collateral Agent" means Royal Bank of Canada in its capacity as collateral agent under the Intercreditor Agreement, or any successor collateral agent.

"Collateral Documents" means, collectively, each Pledge Agreement, each supplemental pledge agreement, Guarantor Accession Agreement, Account Control Agreements, Securities Account Control Agreements, or other similar agreement executed and delivered to the Collateral Agent pursuant to Section 6.12, the Intercreditor Agreement, and each of the other agreements, instruments or documents entered into by a Loan Party that creates or purports to create a Lien in favor of the Collateral Agent for the benefit of the Secured Parties.

"Commitment" means, as to each Lender, its obligation to (a) make Loans to the Borrower pursuant to Section 2.01 and (b) purchase participations in L/C Obligations, in an aggregate principal amount at any one time outstanding not to exceed the amount set forth opposite such Lender's name on Schedule 2.01 under the caption "Commitment" or opposite such caption in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement.

"Committed Loan Notice" means a notice of (a) a Borrowing, (b) a conversion of Loans from one Type to the other, or (c) a continuation of Eurodollar Rate Loans, pursuant to Section 2.02(a), in each case substantially in the form of Exhibit C or such other form as may be approved by the Administrative Agent (including any form on an electronic platform or electronic transmission system as shall be approved by the Administrative Agent), appropriately completed and signed by a Responsible Officer of the Borrower.

"Commodity Exchange Act" means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

"Compliance Certificate" means a certificate substantially in the form of Exhibit D.

"Connection Income Taxes" means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

"Consolidated Total Assets" means, as of any date of determination, the total consolidated assets of the Borrower and its Subsidiaries, determined on a consolidated basis in accordance with IFRS, as shown on the financial statements most recently delivered pursuant to Section 6.01(a) or Section 6.01(b).

"Contractual Obligation" means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise.  "Controlling" and "Controlled" have meanings correlative thereto.

"Controlled Account" means each deposit account or securities account that is subject to an Account Control Agreement or Securities Account Control Agreement in form and substance reasonably satisfactory to the applicable L/C Issuer.

"Convertible Debt Securities" means any debt securities or similar instruments convertible into Capital Stock.

"Credit Extension" means each of the following: (a) a Borrowing and (b) an L/C Credit Extension.

"CTA" means the United Kingdom Corporation Tax Act 2009.

"Debt Rating" means, as of any date of determination, the rating as determined by any Rating Agency (collectively, the "Debt Ratings") of the Borrower's non-credit-enhanced, senior unsecured long-term debt.

"Debt Service Coverage Ratio" means as of any date of determination, the ratio of:  (a) the aggregate amount of the CAFD for the most recent Measurement Period for which financial statements are available; to (b) the aggregate amount of Debt Service Obligations of the Borrower and its Subsidiaries (other than Non-Recourse Subsidiaries), without duplication, for the most recent Measurement Period for which financial statements are available.  For purposes of this definition, (i) interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Borrower may designate, (ii) in the event that the Borrower or any of its Subsidiaries incurs, redeems, repays, retires or extinguishes any Indebtedness (other than Indebtedness incurred or repaid under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) subsequent to the commencement of the period for which the Debt Service Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Debt Service Coverage Ratio is made (the "DSCR Calculation Date"), then the Debt Service Coverage Ratio shall be calculated giving Pro Forma Effect to such incurrence, redemption, repayment, retirement or extinguishment of Indebtedness; provided that for purposes of making the computation referred to above, Investments, acquisitions, Dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with IFRS) that have been made by the Borrower or any of its Subsidiaries during the Measurement Period or subsequent to such Measurement Period and on or prior to or simultaneously with the DSCR Calculation Date shall be calculated giving Pro Forma Effect to all such Investments, acquisitions, Dispositions, mergers, amalgamations, consolidations and discontinued operations (and the change in any associated fixed charge obligations and the change in CAFD resulting therefrom); provided further that if since the beginning of such period any Person that subsequently became a Subsidiary of the Borrower or was merged with or into the Borrower or any of its Subsidiaries since the beginning of such period shall have made any Investment, acquisition, Disposition, merger, amalgamation, consolidation or discontinued operation that would have required adjustment pursuant to this definition, then the Debt Service Coverage Ratio shall be calculated giving Pro Forma Effect thereto for such period, (iii) whenever Pro Forma Effect is to be given to an Investment, acquisition, Disposition, merger, amalgamation, consolidation or discontinued operation, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Borrower and shall comply with the requirements of Rule 11-02 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission, except that such pro forma calculations may include operating expense reductions for such period resulting from the acquisition which is being given Pro Forma Effect that have been realized or for which the steps necessary for realization have been taken or are reasonably expected to be taken within six (6) months following any such acquisition, including the execution or termination of any contracts, the termination of any personnel or the closing (or approval by the board of directors of the Borrower on any closing) of any facility, as applicable, provided that, in either case, such adjustments are set forth in an Officer's Certificate signed by the Borrower's chief financial officer and another Responsible Officer which states (A) the amount of such adjustment or adjustments, (B) that such adjustment or adjustments are based on the reasonable good faith beliefs of the officers executing such Officer's Certificate at the time of such execution and (C) that any related incurrence of Indebtedness is permitted pursuant to this Agreement, and (iv) if any Indebtedness bears a floating rate of interest and is being given Pro Forma Effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the DSCR Calculation Date had been the applicable rate for the entire period (taking into account any Swap Contract applicable to such Indebtedness).

"Debt Service Obligations" means, for any Measurement Period, the sum of all amounts payable by the Borrower and its Subsidiaries (other than Non-Recourse Subsidiaries), without duplication, in respect of principal and Interest Expense on Indebtedness for Borrowed Money during such Measurement Period.

"Debtor Relief Laws" means the Bankruptcy Code, the Insolvency Act of 1986 of the United Kingdom, the Insolvency Rules of 1986 of the United Kingdom, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, administration, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States, the United Kingdom or other applicable jurisdictions from time to time in effect.

"Default" means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

"Default Rate" means (i) when used with respect to Obligations other than Letter of Credit Fees, an interest rate equal to the interest rate (including any Applicable Rate) applicable to a Eurodollar Rate Loan plus 2% per annum; provided, however, that with respect to a Base Rate Loan, the Default Rate shall be an interest rate equal to (a) the Base Rate plus (b) the Applicable Rate, if any, applicable to Base Rate Loans plus (c) 2% per annum, and (ii) when used with respect to Letter of Credit Fees, a rate equal to the Applicable Rate plus 2% per annum.

"Defaulting Lender" means, subject to Section 2.13(b), any Lender that (a) has failed to (i) fund all or any portion of its Loans within two (2) Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Administrative Agent and the Borrower in writing that such failure is the result of such Lender's determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Administrative Agent, any L/C Issuer or any Lender any other amount required to be paid by it hereunder within two (2) Business Days of the date when due, (b) has notified the Borrower or the Administrative Agent in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender's obligation to fund a Loan hereunder and states that such position is based on such Lender's determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within three (3) Business Days after written request by the Administrative Agent or the Borrower, to confirm in writing to the Administrative Agent and the Borrower that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and the Borrower), or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, or (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any Equity Interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender.  Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above, and of the effective date of such status, shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.13(b)) as of the date established therefor by the Administrative Agent in a written notice of such determination, which shall be delivered by the Administrative Agent to the Borrower, each L/C Issuer and each Lender promptly following such determination.

"Designated Jurisdiction" means any country or territory to the extent that such country or territory itself is, or whose government is, the subject or target of any Sanctions, including, as of the date hereof, Crimea, Cuba, Iran, North Korea and Syria.

"Disposition" or "Dispose" means the sale, transfer, license, lease or other disposition (including any sale and leaseback transaction) of any property by any Person (or the granting of any option or other right to do any of the foregoing), including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith.

"Distributed Cash" means cash and Cash Equivalents distributed by the Non-Recourse Subsidiaries, directly or indirectly, to the Borrower in respect of the Equity Interests of the Non-Recourse Subsidiaries owned, directly or indirectly, by the Borrower (other than (x) dividends or other distributions that are funded, directly or indirectly, with substantially concurrent cash Investments, or cash Investments that were not intended to be used by a Non-Recourse Subsidiary for capital expenditures or for operational purposes, by the Borrower or any of its Subsidiaries in a Non-Recourse Subsidiary and (y) withholding Taxes and amounts subject to, or reasonably expected to be subject to repatriation requirements) consisting of:  (a) dividends; (b) capital redemptions; (c) subordinated Indebtedness interest or principal repayments; and (d) the proceeds of any loan to the Borrower from a Subsidiary of the Borrower; provided that, (i) to the extent permitted by Non-Recourse Indebtedness arrangements to which such Subsidiary is a party, the payment obligation of the Borrower under such loan is subordinated to the prior payment in full of the Obligations and (ii) any repayment of such loan prior to the Maturity Date is immediately succeeded by (A) entering into a substantially similar arrangement for an equal or greater amount; (B) payment of a dividend in an equal or greater amount than such loan by the lender to the Borrower or a Guarantor; or (C) redemption of capital stock of the lender and remittance of the proceeds of such redemption in an equal or greater amount as such loan.

"Dollar" and "U.S.$" mean the lawful money of the United States.

"EEA Financial Institution" means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

"EEA Member Country" means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

"EEA Resolution Authority" means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

"Eligible Assignee" means any Lender, Affiliate of a Lender, Approved Fund or any other financial institution that meets the requirements to be an assignee under Section 11.06(b)(iii) and 11.06(b)(v) (subject to such consents, if any, as may be required under Section 11.06(b)(iii)).

"Environment" means ambient air, indoor air, surface water, groundwater, drinking water, soil, surface and subsurface strata, and natural resources such as wetlands, flora and fauna.

"Environmental Laws" means any and all Federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, agreements or governmental restrictions relating to pollution or the protection of the Environment or human health (to the extent related to exposure to Hazardous Materials), including those relating to the manufacture, generation, handling, transport, storage, treatment, Release threat or Release of Hazardous Materials.

"Environmental Liability" means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrower, any other Loan Party or any of their respective Subsidiaries directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) Release or threatened Release of any Hazardous Materials or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

"Environmental Permit" means any permit, approval, identification number, license or other authorization required under any Environmental Law.

"Equity Interests" means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.  For the purposes of this definition, "capital stock" shall include all common stock, preferred stock and other equity-like interests (including trust and usufruct rights) howsoever described.

"Equity Pledgor" means the Borrower and any Subsidiary of the Borrower (other than a Non-Recourse Subsidiary) holding Equity Interests, either directly or indirectly, in any Guarantor from time to time; provided that in no event shall an individual holding nominal shares (without special or additional rights to those granted to other holders of Equity Interests or preferential rights in such Guarantor) be an Equity Pledgor.

"ERISA" means the Employee Retirement Income Security Act of 1974.

"ERISA Affiliate" means any trade or business (whether or not incorporated) (a) under common control with the Borrower within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code) or (b) that is under common control with the Borrower within the meaning of Section 4001(a)(14) of ERISA.

"ERISA Event" means (a) a Reportable Event with respect to a Pension Plan; (b) the withdrawal of the Borrower or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which such entity was a "substantial employer" as defined in Section 4001(a)(2) of ERISA or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by the Borrower or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization; (d) the filing of a notice of intent to terminate, the treatment of a Pension Plan amendment as a termination under Section 4041 or 4041A of ERISA; (e) the institution by the PBGC of proceedings to terminate a Pension Plan; (f) any event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (g) the determination that any Pension Plan is considered an at-risk plan or a plan in endangered or critical status within the meaning of Sections 430, 431 and 432 of the Code or Sections 303, 304 and 305 of ERISA; or (h) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon the Borrower or any ERISA Affiliate.

"EU Bail-In Legislation Schedule" means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

"Eurodollar Rate" means:

(a)           for any Interest Period with respect to a Eurodollar Rate Loan, the rate per annum equal to (i) the London Interbank Offered Rate set by ICE Benchmark Administration Limited (or such other Person that takes over the administration of such rate) ("ICE LIBOR") or successor rate, which rate is approved by the Administrative Agent, as published on the applicable Reuters screen page (or such other commercially available source providing such quotations as may be designated by ICE Benchmark Administration Ltd. or an entity which has replaced ICE Benchmark Administration Ltd. for the purposes of providing such quotations as may be designated from time to time by the Administrative Agent) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, for Dollar deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, and (ii) if the Eurodollar Rate shall be less than zero, such rate shall be deemed zero for purposes of this Agreement; and

(b)           for any interest calculation with respect to a Base Rate Loan on any date, the rate per annum equal to ICE LIBOR, at or about 11:00 a.m., London time, determined two Business Days prior to such date for U.S. Dollar deposits with a term of one month commencing that day.

"Eurodollar Rate Loan" means a Loan that bears interest based on the Eurodollar Rate.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor statute.

"Excluded Swap Obligation" means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the Guaranty of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any Guaranty thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor's failure for any reason to constitute an "eligible contract participant" as defined in the Commodity Exchange Act (determined after giving effect to Section 10.11 and any other "keepwell, support or other agreement" for the benefit of such Guarantor and any and all guarantees of such Guarantor's Swap Obligations by other Loan Parties) at the time the Guaranty of such Guarantor, or a grant by such Guarantor of a security interest, becomes effective with respect to such Swap Obligation.  If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guaranty or security interest is or becomes excluded in accordance with the first sentence of this definition.

"Excluded Taxes" means any of the following Taxes imposed on or with respect to Recipient or required to be withheld or deducted from payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its Lending Office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or commitment pursuant to a law in effect on the date on which (A) such Lender acquires such interest in the Loan or Commitment or (B) such Lender changes its lending office, (c) Taxes attributable to such Recipient's failure to comply with Section 3.01(e), (d) any Taxes imposed under FATCA, (e) any Bank Levy and (f) any Tax imposed by the United Kingdom on payments of interest where any of the exclusions provided in Section 3.04(f) apply.

"Existing Credit Facility" means the credit agreement dated as of June 26, 2015 between, inter alios, the Borrower and the lenders party thereto, as amended, amended and restated, supplemented or otherwise modified from time to time.

"Facility" means, at any time, the aggregate amount of the Lenders' Commitments at such time, which shall not exceed U.S.$215,000,000.

"FATCA" means Sections 1471 through 1474 of the Code (or any amended or successor version that is substantially comparable and not materially more onerous to comply with); any current or future regulations or official interpretations thereof; any applicable intergovernmental agreements between a non-U.S. jurisdiction and the United States with respect thereto; any law, regulation, or other official guidance enacted in a non-U.S. jurisdiction relating to an intergovernmental agreement related thereto; and any agreements entered into pursuant to Section 1471(b) of the Code.

"Federal Funds Rate" means, for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged to RBC on such day on such transactions as determined by the Administrative Agent.

"Fee Letters" means (a) the letter agreement, dated on or about the date hereof, among the Borrower and the Joint Lead Arrangers and Joint Bookrunners and (b) the letter agreement, dated on or about the date hereof, between the Borrower and the Administrative Agent.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"Foreign Lender" means a Lender that is resident or organized under laws of a jurisdiction other than that in which the Borrower is resident for tax purposes.

"FRB" means the Board of Governors of the Federal Reserve System of the United States.

"Fronting Exposure" means, at any time there is a Defaulting Lender, with respect to the L/C Issuers, such Defaulting Lender's Applicable Percentage of the outstanding L/C Obligations other than L/C Obligations as to which such Defaulting Lender's participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof.

"Fund" means any Person (other than a natural Person) that is engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities.

"Governmental Authority" means the government of the United States, the United Kingdom or any other jurisdiction, or of any political subdivision thereof, whether provincial, state or local, and any agency, authority, department, instrumentality, ministry, regulatory body, court, central bank or other entity lawfully exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

"Guarantee" means, as to any Person, (a) any obligation or undertaking, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation payable or performable by another Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or (ii) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof, to protect such obligee against loss in respect thereof in whole or in part, or to maintain working or equity capital of the primary obligee or otherwise maintain the net worth or solvency of such obligee, or (b) any Lien on any assets of such Person securing any Indebtedness or other obligation of any other Person, whether or not such Indebtedness or other obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such Indebtedness to obtain any such Lien); provided, however, that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business.  The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith.  The term "Guarantee" as a verb has a corresponding meaning.

"Guarantor Accession Agreement" means a guarantee accession agreement, substantially in the form of Exhibit E, delivered pursuant to Section 6.12.

"Guarantors" means, collectively, (a) ABY Concessions Infrastructures, S.L.U., ABY Concessions Peru S.A., ACT Holding, S.A. de C.V., ASHUSA Inc., ASUSHI Inc., and subject to Section 11.22, ABY South Africa (Pty) LTD, and, (b) each other direct or indirect Subsidiary of the Borrower that executes and delivers a guaranty or Guarantor Accession Agreement pursuant to Section 6.12.

"Guaranty" means, collectively, the Guaranty made by the Guarantors under Article X in favor of the Secured Parties, together with each other guaranty and Guarantor Accession Agreement delivered pursuant to Section 6.12.

"Hazardous Materials" means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants including petroleum or petroleum distillates, natural gas, natural gas liquids, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, toxic mold, infectious or medical wastes and all other substances, wastes, chemicals, pollutants, contaminants or compounds of any nature in any form regulated pursuant to any Environmental Law.

"HMRC" means Her Majesty's Revenue & Customs of the United Kingdom.

"IFRS" means international financial reporting standards and interpretations of such standards adopted by the International Accounting Standards Board ("IASB") (which include standards and interpretations approved by the IASB and International Accounting Standards issued under previous constitutions), together with its pronouncements thereon from time to time, and applied on a consistent basis.

"Immaterial Subsidiary" means, as of any date, any Subsidiary (other than a Loan Party) at any time designated by the Borrower as an "Immaterial Subsidiary"; provided that if, on any date of determination, the aggregate CAFD attributable to any Subsidiary designated by the Borrower as an "Immaterial Subsidiary" for the previous four fiscal quarters (or, if shorter, the period commencing on the date such Subsidiary is acquired by a Subsidiary of the Borrower and ending on the date of determination) (i) exceeds 2.5% of the CAFD in the aggregate for such period; or (ii) when taken together with all other Immaterial Subsidiaries as of such date, exceeds 10% of the CAFD in the aggregate for such period, then such Subsidiary shall immediately cease to be an "Immaterial Subsidiary".

"Impacted Loans" has the meaning assigned to such term in Section 3.03.

"incur" means, with respect to any Indebtedness, to incur, create, issue, assume, guarantee or otherwise, contingently or otherwise, become liable, directly or indirectly, for or with respect to, or to extend the maturity of, or become responsible for, the payment of such Indebtedness; provided, however, that neither (a) the accrual of interest, (b) the accretion of original issue discount nor (c) an increase in the outstanding amount of Indebtedness caused solely by fluctuations in the exchange rates of currencies shall be considered an incurrence of Indebtedness.  The terms "incurrence" and "incurring" have corresponding meanings.

"Indebtedness" means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with IFRS:

(a)           Indebtedness for Borrowed Money;

(b)           all obligations of such Person to pay the deferred purchase price of property or services (other than trade accounts that are (i) payable in the ordinary course of business and (ii) not overdue by more than 120 days);

(c)           net obligations of such Person under any Swap Contract;

(d)           all Attributable Indebtedness in respect of Capitalized Lease Obligations and sale and leaseback transactions of such Person; and

(e)           all Guarantees of such Person in respect of any of the foregoing;

provided that in no event shall obligations under any Swap Contract be deemed "Indebtedness" for any purpose under Section 7.11 unless such obligations relate to a derivatives transaction which has been terminated (or to the extent amounts under such Swap Contract are otherwise due and owing).

"Indebtedness for Borrowed Money" means, as to any Person at a particular time, without duplication, all indebtedness accounted for as indebtedness for borrowed money in accordance with IFRS, including

(a)           all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments; and

(b)           the principal component of obligations of such Person in respect of letters of credit (including standby and commercial), bankers' acceptances, bank guaranties, surety bonds and similar instruments, but excluding contingent obligations and other obligations that do not constitute Indebtedness.

"Indemnified Taxes" means (a) Taxes other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

"Intercreditor Agreement" means the amended and restated Intercreditor Agreement, dated on or about the date hereof by and among the Borrower, the Guarantors from time to time party thereto, the Administrative Agent and the other Secured Parties and other Persons from time to time party thereto.

"Interest Expense" means, with respect to the Borrower and its Subsidiaries (other than Non-Recourse Subsidiaries) for any period, without duplication, the sum of:  (a) consolidated interest expense of the Borrower and its Subsidiaries (other than Non-Recourse Subsidiaries) for such period (including (i) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (ii) all commissions, discounts and other fees and charges owed with respect to letters of credit, bank guarantees or bankers acceptances, (iii) the interest component of Capitalized Lease Obligations and in respect of sale and leaseback transactions, (iv) net payments, if any made (less net payments, if any, received), pursuant to interest rate Swap Contracts, and (v) any tax gross-up, Eurodollar reserves and other additional amounts and excluding (1) annual agency fees paid to the administrative agents and collateral agents under any credit facilities, (2) costs associated with obtaining Swap Contracts and breakage costs in respect of Swap Contracts, (3) penalties and interest relating to Taxes, (4) any "additional interest" or "liquidated damages" with respect to other securities for failure to timely comply with registration rights obligations, (5) amortization or expensing of deferred financing fees, amendment and consent fees, debt issuance costs, commissions, fees and expenses and discounted liabilities, (6) any expensing of bridge, commitment and other financing fees and any other fees related to any acquisitions after the date of this Agreement, (7) commissions, discounts, yield and other fees and charges (including any interest expense) related to any securitization facility and (8) any accretion of accrued interest on discounted liabilities and any prepayment premium or penalty); plus (b) consolidated capitalized interest of the Borrower and its Subsidiaries (other than Non-Recourse Subsidiaries) for such period, whether paid or accrued.  For purposes of this definition, interest in respect of sale and leaseback transactions shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such sale and leaseback transaction in accordance with IFRS.

"Interest Payment Date" means, (a) as to any Eurodollar Rate Loan, the last day of each Interest Period applicable to such Loan and the Maturity Date of such Loan; provided, however, that if any Interest Period for a Eurodollar Rate Loan exceeds three months, the respective dates that fall every three months after the beginning of such Interest Period shall also be Interest Payment Dates; and (b) as to any Base Rate Loan, the last Business Day of each March, June, September and December and the Maturity Date of such Loan.

"Interest Period" means, as to each Eurodollar Rate Loan, the period commencing on the date such Eurodollar Rate Loan is disbursed or converted to or continued as a Eurodollar Rate Loan and ending on the date one, three or six months thereafter, or such other period (not to exceed six months) as may be agreed to by the Borrower, the Administrative Agent and the Lender of such Eurodollar Rate Loan (in each case, subject to availability), as selected by the Borrower in its Committed Loan Notice; provided that:

(a)           any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless, in the case of a Eurodollar Rate Loan, such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day;

(b)           any Interest Period pertaining to a Eurodollar Rate Loan that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(c)           no Interest Period for any Loan shall extend beyond the Maturity Date of such Loan.

"Investment" means, as to any Person, any direct or indirect acquisition or investment by such Person, whether by means of (a) the purchase or other acquisition of Equity Interests of another Person, (b) a loan, advance or capital contribution to, Guarantee or assumption of debt of, or purchase or other acquisition of any other debt or interest in, another Person, or (c) the purchase or other acquisition (in one transaction or a series of transactions) of assets of another Person that constitute a business unit or all or a substantial part of the business of such Person.  For purposes of covenant compliance, the amount of any Investment shall be the amount actually invested, without adjustment for subsequent increases or decreases in the value of such Investment.

"IRS" means the United States Internal Revenue Service.

"ISP" means, with respect to any Letter of Credit, the "International Standby Practices 1998" published by the Institute of International Banking Law & Practice, Inc. (or such later version thereof as may be in effect at the time of issuance).

"Issuer Documents" means with respect to any Letter of Credit, the Letter of Credit Application, and any other document, agreement and instrument entered into by the applicable L/C Issuer and the Borrower (or any Affiliate) or in favor of the applicable L/C Issuer and relating to such Letter of Credit.

"ITA" means the United Kingdom Income Tax Act 2007.

"Joint Lead Arrangers and Joint Bookrunners" means each of Banco Santander, S.A., Barclays Bank PLC, Canadian Imperial Bank of Commerce, London Branch, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith, Incorporated (or any other registered broker-dealer wholly-owned by Bank of America Corporation to which all or substantially all of Bank of America Corporation's or any of its subsidiaries' investment banking, commercial lending services or related businesses may be transferred following the date of this Agreement), Royal Bank of Canada and MUFG Bank, Ltd.

"Laws" means, collectively, all international, foreign, Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

"L/C Advance" means, with respect to each Lender, such Lender's funding of its participation in any L/C Borrowing in accordance with its Applicable Percentage.

"L/C Borrowing" means an extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed on the date when made or refinanced as a Borrowing.

"L/C Credit Extension" means, with respect to any Letter of Credit, the issuance thereof or extension of the expiry date thereof, or the increase of the amount thereof, or the reinstatement of any amount of any stated amount thereof after any draw thereunder.

"L/C Issuer" means, each of Royal Bank of Canada and Canadian Imperial Bank of Commerce, London Branch, in their capacity as issuer of Letters of Credit hereunder, or any successor issuer of Letters of Credit hereunder.

"L/C Obligations" means, as at any date of determination, the aggregate amount available to be drawn under all outstanding Letters of Credit plus the aggregate of all Unreimbursed Amounts, including all L/C Borrowings.  For purposes of computing the amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.07.  For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be "outstanding" in the amount so remaining available to be drawn.

"Legal Reservations" means:

(a)           the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors;

(b)           the time barring of claims under the Limitation Acts, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of United Kingdom stamp duty may be void and defences of setoff or counterclaim;

(c)           similar principles, rights and defences under the laws of any relevant jurisdiction; and

(d)           any other matters which are set out as qualifications or reservations as to matters of law of general application in any legal opinion delivered to the Administrative Agent in connection with this Agreement.

"Lending Office" means, as to any Lender, the office or offices of such Lender described as such in such Lender's Administrative Questionnaire, or such other office or offices as a Lender may from time to time notify the Borrower and the Administrative Agent, which office may include any Affiliate of such Lender or any domestic or foreign branch of such Lender or such Affiliate.  Unless the context otherwise requires, each reference to a Lender shall include its applicable Lending Office.

"Letter of Credit" means any standby letter of credit issued hereunder providing for the payment of cash upon the honoring of a presentation thereunder.

"Letter of Credit Application" means an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by the applicable L/C Issuer.

"Letter of Credit Expiration Date" means the day that is seven days prior to the Maturity Date then in effect (or, if such day is not a Business Day, the next preceding Business Day).

"Letter of Credit Sublimit" means an amount equal to U.S.$70,000,000.  The Letter of Credit Sublimit is part of, and not in addition to, the Aggregate Commitments.

"Leverage Ratio" means, as of any date of determination, without duplication, the ratio of (a) Indebtedness of the Borrower and its Subsidiaries (other than Non‑Recourse Subsidiaries), as of such date to (b) CAFD for the most recently completed Measurement Period.  For purposes of this definition, (i) in the event that the Borrower or any of its Subsidiaries incurs, assumes, guarantees, redeems, repays, retires or extinguishes any Indebtedness (other than Indebtedness incurred or repaid under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) subsequent to the commencement of the period for which the Leverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Leverage Ratio is made (the "Leverage Ratio Calculation Date"), then the Leverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, repayment, retirement or extinguishment of Indebtedness, as if the same had occurred at the beginning of the applicable four-quarter period; provided that for purposes of making the computation referred to above, Investments, acquisitions, Dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with IFRS) that have been made by the Borrower or any of its Subsidiaries during the Measurement Period or subsequent to such Measurement Period and on or prior to or simultaneously with the Leverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, Dispositions, mergers, amalgamations, consolidations and discontinued operations (and the change in any associated fixed charge obligations and the change in CAFD resulting therefrom) had occurred on the first day of the Measurement Period; provided further that if since the beginning of such period any Person that subsequently became a Subsidiary of the Borrower or was merged with or into the Borrower or any of its Subsidiaries since the beginning of such period shall have made any Investment, acquisition, Disposition, merger, amalgamation, consolidation or discontinued operation that would have required adjustment pursuant to this definition, then the Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, Disposition, merger, amalgamation, consolidation or discontinued operation had occurred at the beginning of the applicable Measurement Period, (ii) whenever pro forma effect is to be given to an Investment, acquisition, Disposition, merger, amalgamation, consolidation or discontinued operation, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Borrower and shall comply with the requirements of Rule 11-02 of Regulation S-X promulgated by the U.S.  Securities and Exchange Commission, except that such pro forma calculations may include operating expense reductions for such period resulting from the acquisition which is being given pro forma effect that have been realized or for which the steps necessary for realization have been taken or are reasonably expected to be taken within six (6) months following any such acquisition, including the execution or termination of any contracts, the termination of any personnel or the closing (or approval by the board of directors of the Borrower on any closing) of any facility, as applicable, provided that, in either case, such adjustments are set forth in an Officer's Certificate signed by the Borrower's chief financial officer and another Responsible Officer which states (A) the amount of such adjustment or adjustments, (B) that such adjustment or adjustments are based on the reasonable good faith beliefs of the officers executing such Officer's Certificate at the time of such execution and (C) that any related incurrence of Indebtedness is permitted pursuant to this Agreement, and (iii) if any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Leverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Swap Contract applicable to such Indebtedness); provided that for purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition.

"Lien" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, easement, right-of-way or other encumbrance on title to real property, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

"Limitation Acts" means the Limitation Act 1980 of the United Kingdom and the Foreign Limitation Periods Act 1984 of the United Kingdom and any analogous limitation statutes of any other applicable jurisdiction.

"Loan Documents" means, collectively, (a) this Agreement, (b) the Notes (if any), (c) the Collateral Documents, (d) the Intercreditor Agreement, (e) the Fee Letters and (f) the Resignation, Assignment and Assumption Agreement.

"Loan Parties" means, collectively, the Borrower and each Guarantor. Notwithstanding anything in the Loan Documents to the contrary, no Non-Recourse Subsidiary shall be a Loan Party.

"London Banking Day" means any day on which dealings in Dollar deposits are conducted by and between banks in the London interbank eurodollar market.

"Material Adverse Effect" means a material adverse change in, or a material adverse effect upon or with respect to:  (a) the operations, business, properties or financial condition of the Loan Parties and their respective Subsidiaries, taken as a whole; (b) the ability of the Loan Parties (taken as a whole) to perform their payment Obligations; (c) the rights, remedies and benefits available to, or conferred upon, the Administrative Agent, any Lender or any other Secured Party under any Loan Document; (d) the legality, validity, binding effect or enforceability against any Loan Party of any Loan Document to which it is a party; or (e) the validity or priority of the security interests purported to be granted to any of the Secured Parties under the Collateral Documents.

"Material Contract" means, with respect to any Person, each contract to which such Person is a party involving aggregate consideration payable to or by such Person of U.S.$50,000,000 or more in any year or in the aggregate, or otherwise material to the business, condition (financial or otherwise), operations, performance, properties or prospects of such Person; provided that any instrument or agreement evidencing or creating a Lien to secure Non‑Recourse Indebtedness shall not constitute a Material Contract.

"Material Non-Recourse Subsidiary" means any Non-Recourse Subsidiary (with respect to Sections 8.01(e), 8.01(f) and 8.01(g), individually or together with any other Non-Recourse Subsidiary in respect of which an Event of Default of the type set forth in such Sections has occurred and is continuing) that made Restricted Payments, directly or indirectly through a Guarantor or otherwise, to the Borrower in an amount equal to or greater than 25% of the Distributed Cash during the most recently completed Measurement Period.

"Maturity Date" means December 31, 2021.

"Measurement Period" means, at any date of determination, the most recently completed four fiscal quarters of the Borrower or, if fewer than four consecutive fiscal quarters of the Borrower have been completed as of such date of determination, the fiscal quarters of the Borrower that have been completed by such date.

"Mexican Guarantor" means each Guarantor organized under Mexican law.

"Minimum Collateral Amount" means, at any time, (i) with respect to Cash Collateral consisting of cash or deposit account balances provided to reduce or eliminate Fronting Exposure when any Lender is a Defaulting Lender, an amount equal to 100% of the Fronting Exposure at such time (provided that if such amount is insufficient to cover any other amounts due in respect of Letters of Credit hereunder, an additional amount equal to such deficiency), (ii) with respect to Cash Collateral consisting of cash or deposit account balances provided in accordance with the provisions of Section 2.03(l)(i)(A) or (B), an amount equal to 100% of the Outstanding Amount of all L/C Obligations and, with respect to Cash Collateral provided in accordance with the provisions of Section 2.03(l)(i)(C), the amount required pursuant to Section 8.02(c) (provided that if such amount is insufficient to cover any other amounts due in respect of Letters of Credit hereunder, an additional amount equal to such deficiency) and (iii) otherwise, an amount determined by the Administrative Agent and the applicable L/C Issuer in their reasonable judgment exercised in good faith.

"Moody's" means Moody's Investors Service, Inc. and any successor thereto.

"Multiemployer Plan" means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which the Borrower or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions.

"Multiple Employer Plan" means a Plan which has two or more contributing sponsors (including the Borrower or any ERISA Affiliate) at least two of whom are not under common control, as such a plan is described in Section 4064 of ERISA.

"Net Cash Proceeds" means:

(a)           with respect to any Disposition by any Loan Party or any of its Subsidiaries of the type expressly permitted by Section 7.05(i), an amount equal to (i) cash and Cash Equivalents payments (including any cash and Cash Equivalents received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received) received by such Loan Party or such Subsidiary from such Disposition, minus (ii) the sum of (A) the principal amount, premium or penalty, if any, interest and other amounts on any Indebtedness that is secured by the asset subject to such Disposition and required to be repaid with the proceeds of (or in an amount equal to the proceeds of) such Disposition (other than Indebtedness under the Loan Documents), (B) the reasonable and documented out-of-pocket fees and expenses (including attorneys' fees, investment banking fees, survey costs, title insurance premiums, and related search and recording charges, transfer taxes, deed or mortgage recording taxes, other customary expenses and brokerage, consultant and other customary fees paid to non-affiliated third parties) incurred by such Loan Party or such Subsidiary in connection with such Disposition, (C) to the extent not included in (B) above, taxes required to be paid in connection therewith (including taxes imposed on the distribution or repatriation of any such Net Cash Proceeds) and (D) in the case of any Disposition by a non-wholly owned Subsidiary of such Loan Party, all distributions and other payments required to be made to the minority interest holders in such Subsidiary (other than the Loan Parties) as a result of such Disposition (the "Net Disposition Proceeds").

(b)           with respect to the incurrence or issuance of any Indebtedness by any Loan Party or any of its Subsidiaries of the type expressly permitted by Section 7.02(xx), an amount equal to (i) the sum of the cash and Cash Equivalents received by such Loan Party or such Subsidiary in connection with such Indebtedness, minus (ii) the reasonable and documented out-of-pocket fees and expenses (including attorneys' fees and any taxes required to be paid in connection therewith (including taxes imposed on the distribution or repatriation of any such Net Cash Proceeds)) actually incurred by such Loan Party or such Subsidiary in connection with such Indebtedness incurrence (the "Net Debt Incurrence Proceeds").

"New Commitment" shall have the meaning assigned to that term in Section 2.14.

"New Lender" shall have the meaning assigned to that term in Section 2.14.

"New Loan" shall have the meaning assigned to that term in Section 2.14.

"Non-Consenting Lender" means any Lender that does not approve any consent, waiver or amendment that (a) requires the approval of all Lenders or all affected Lenders in accordance with the terms of Section 11.01 and (b) has been approved by the Required Lenders.

"Non-Defaulting Lender" means, at any time, each Lender that is not a Defaulting Lender at such time.

"Non-Recourse Indebtedness" means Indebtedness of a Non-Recourse Subsidiary owed to an unrelated Person with respect to which the creditor has no recourse (including by virtue of a Lien, guarantee or otherwise) to the Borrower or any other Loan Party other than recourse (a) in respect of any acquisition or contribution agreement with respect to any Investment permitted hereunder entered into by Borrower or any other Loan Party, (b) by virtue of rights of such Non-Recourse Subsidiary under a Project Obligation collaterally assigned to such creditor, which rights may be exercised pursuant to such Project Obligation against the Borrower or any other Loan Party that is party to such Project Obligation, (c) pursuant to Permitted Project Undertakings or Permitted Equity Commitments or (d) pursuant to a Non-Recourse Indebtedness Pledge Agreement.

"Non-Recourse Indebtedness Pledge Agreement" means any share, debt or cash collateral pledge agreement (or other types of agreements or instruments with similar effect) entered into by a Loan Party for the sole purpose of pledging the Equity Interests of, or debt issued by, a Non-Recourse Subsidiary as collateral security in support of Non-Recourse Indebtedness, or pledging cash as collateral security to secure Non-Recourse Indebtedness.

"Non-Recourse Subsidiary" means (a) any Subsidiary of Borrower that (i) (A) is the owner, lessor and/or operator of (or is formed to own, lease or operate) one or more Projects or conducts activities reasonably related or ancillary thereto, (B) is the lessee or borrower (or is formed to be the lessee or borrower) in respect of Non-Recourse Indebtedness financing one or more Projects, and/or (C) develops or constructs (or is formed to develop or construct) one or more Projects, (ii) has no Subsidiaries and owns no material assets other than those assets or Subsidiaries necessary for the ownership, leasing, development, construction or operation of such Projects or any activities reasonably related or ancillary thereto and (iii) has no Indebtedness other than intercompany Indebtedness (to the extent expressly permitted under Section 7.02) and Non-Recourse Indebtedness and (b) any Subsidiary of the Borrower (i) that directly or indirectly owns all or a portion of the Equity Interests in one or more Persons, each of which meets the qualifications set forth in clause (a) above, (ii) that has no Subsidiaries other than Subsidiaries which meet the qualifications set forth in clause (a) or clause (b)(i) above, (iii) that owns no material assets other than those assets necessary for the ownership, leasing, development, construction or operation of Projects or any activities reasonably related or ancillary thereto, and (iv) that has no Indebtedness other than intercompany Indebtedness (to the extent expressly permitted under Section 7.02 and Non-Recourse Indebtedness).

"Note" means a promissory note made by the Borrower in favor of a Lender evidencing Loans made by such Lender, substantially in the form of Exhibit F.

"Obligations" means all advances to, and debts, liabilities, obligations, covenants and duties of, any Loan Party arising under any Loan Document or otherwise with respect to any Loan, in each case whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Loan Party or any Affiliate thereof of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding, provided that, in respect of a Spanish Guarantor, the term "Obligations" shall not include any obligation or liability to the extent that securing those obligations or liabilities would cause a breach of the financial assistance limitations provided in articles 143.2 and 150 of the Spanish Capital Companies Act ("Ley de Sociedades de Capital").

"OFAC" means the Office of Foreign Assets Control of the United States Department of the Treasury.

"Officer's Certificate" means, with respect to any Person, a certificate signed by a Responsible Officer of such Person.

"Organization Documents" means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

"Other Connection Taxes" means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax, including as a result of such Recipient being managed or controlled, or having its seat of management, being engaged in a trade or business, or having a permanent establishment, office, fixed base or branch or similar connections in such jurisdiction (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Documents).

"Other Taxes" means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 3.06(b)).

"Outstanding Amount" means, on any date (in each case determined without duplication), (a) with respect to Loans and New Loans, the aggregate outstanding principal amount of the Loans or New Loans, as applicable, after giving effect to any borrowings and prepayments or repayments of Loans or New Loans, as applicable, occurring on such date and (b) with respect to any L/C Obligations, the amount of such L/C Obligations on such date after giving effect to any L/C Credit Extension occurring on such date and any other changes in the aggregate amount of the L/C Obligations as of such date.

"Pari Passu Indebtedness" means any Indebtedness of the Borrower or any Loan Party that ranks equally in right of payment with the Loans, in an aggregate principal amount in excess of U.S.$10,000,000.

"Patriot Act" means the USA PATRIOT Act (Title III of Pub. L. 107‑56 (signed into law October 26, 2001)).

"PBGC" means the Pension Benefit Guaranty Corporation.

"Pension Funding Rules" means the rules of the Code and ERISA regarding minimum required contributions (including any installment payment thereof) to Pension Plans and set forth in Sections 412, 430, 431, 432 and 436 of the Code and Sections 302, 303, 304 and 305 of ERISA.

"Pension Plan" means any employee pension benefit plan (including a Multiple Employer Plan or a Multiemployer Plan) that is maintained or is contributed to by the Borrower and any ERISA Affiliate and is either covered by Title IV of ERISA or is subject to the minimum funding standards under Section 412 of the Code.

"Permitted Deferred Acquisition Obligation" means an obligation of the Borrower or any of the Borrower's Subsidiaries to pay the purchase price for the acquisition of a Person or assets over time or upon the satisfaction of certain conditions; provided that, with respect to each such acquisition, at the time the Borrower or such Subsidiary undertakes such obligations and immediately after giving effect to it, the Borrower shall be in pro forma compliance with each of the covenants set forth in Section 7.11 (such compliance to be determined on the basis of the financial information most recently delivered to Administrative Agent pursuant to Section 6.01).

"Permitted Equity Commitments" means obligations of the Borrower or any of the Borrower's Subsidiaries to make any payment in respect of any Equity Interest in any Non-Recourse Subsidiary (and any guarantee by the Borrower or any of the Borrower's Subsidiaries of such obligations) as long as each such payment in respect of such Equity Interest constitutes an Investment permitted by Section 7.03.

"Permitted Project Undertakings" means guaranties by or obligations of the Borrower or any of the Borrower's Subsidiaries in respect of Project Obligations or Permitted Deferred Acquisition Obligations.

"Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, consortium, partnership, Governmental Authority or other entity.

"Plan" means any employee benefit plan within the meaning of Section 3(3) of ERISA (including a Pension Plan), maintained for employees of the Borrower or any ERISA Affiliate or any such Plan to which the Borrower or any ERISA Affiliate is required to contribute on behalf of any of its employees.

"Pledge Agreements" means the Initial Pledge Agreements and each pledge agreement delivered pursuant to Section 6.12.

"Pledged Collateral" means the Pledged Equity Interests.

"Pledged Equity Interests" means the Equity Interests subject to, and with respect to which a Lien is purported to be created under, each Pledge Agreement.

"Process Agent" means any Person appointed as agent by the Borrower, or any other Person to receive on behalf of itself and its property services of copies of summons and complaint or any other process which may be served in connection with any action or proceeding before any court arising out of or relating to this Agreement or any of the other Loan Documents that is governed by the laws of the State of New York, to which it is a party, including CT Corporation.

"Pro Forma Effect" means with respect to any event or circumstance (including any:  (a) Disposition, (b) adverse litigation, (c) incurrence, assumption, guarantee, redemption, repayment, retirement or extinguishment of Indebtedness, or (d) Investment, acquisition, merger, amalgamation, consolidation and discontinued operation), the effect of such event or circumstance as if such had occurred on the first day of the Measurement Period in which such event or circumstance occurred.

"Prohibited Person" means any Person (a) listed on, or owned 50% or more or controlled by a Person listed on, the Specially Designated Nationals and Blocked Persons List, the Sectoral Sanctions Identification List and the List of Foreign Sanctions Evaders maintained by OFAC, the Consolidated List of Financial Sanctions Targets and the Investment Ban List maintained by Her Majesty's Treasury, or any similar list maintained by, or public announcement of a Sanctions designation made by, a Sanctions Authority, or a Person acting on behalf of such a Person, (b) located or resident in or organized under the Laws of a Designated Jurisdiction, or owned 50% or more or controlled by, or acting on behalf of a Person located in or organized under the Laws of, a Designated Jurisdiction, or (c) who otherwise is, or is owned or controlled by a person who is, currently a subject or target of any Sanctions.

"Project" means property or other assets consisting of renewable energy, conventional power, electric transmission and water installation projects, in each case regardless of whether commercial or residential in nature.

"Project Obligations" means, as to the Borrower or any of its Subsidiaries, any Contractual Obligation of such Person under power purchase agreements; agreements for the purchase and sale of energy and renewable energy credits, climate change levy exemption certificates, embedded benefits and other environmental attributes; decommissioning agreements; Tax indemnities; operation and maintenance agreements; leases; development contracts; construction contracts; management services contracts; share retention agreements; warranties; bylaws, operating agreements, joint development agreements and other organizational documents; and other similar ordinary course contracts entered into in connection with owning, operating, developing or constructing Projects.

"Qualified ECP Guarantor" means, at any time, each Loan Party with total assets exceeding U.S.$10,000,000 or that qualifies at such time as an "eligible contract participant" under the Commodity Exchange Act and can cause another person to qualify as an "eligible contract participant" at such time under § 1a(18)(A)(v)(II) of the Commodity Exchange Act.

"Qualifying Lender" means:

(a)           a Lender which is beneficially entitled to interest payable to that Lender in respect of an advance under a Loan Document and is

(i)         a Lender:  (A) which is a bank (as defined for the purpose of section 879 of the ITA) making an advance under a Loan Document and is within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance or would be within such charge as respects such payments apart from section 18A of the CTA; or (B) in respect of an advance made under a Loan Document by a person that was a bank (as defined for the purpose of section 879 of the ITA) at the time that that advance was made and within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance; or

(ii)        a Lender which is:  (A) a company resident in the United Kingdom for United Kingdom tax purposes; or (B) a partnership each member of which is (x) a company so resident in the United Kingdom; or (y) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of section 17 of the CTA; or (C) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company; or

(iii)       a Treaty Lender; or

(b)           a Lender which is a building society (as defined for the purposes of section 880 of the ITA) making an advance under a Loan Document.

"Rating Agency" means any of S&P, Moody's or Fitch, any of their respective successors or, if any of the foregoing is not in existence, another internationally recognized rating agency which is reasonably acceptable to the Administrative Agent.

"RBC" means Royal Bank of Canada.

"Recipient" means the Administrative Agent, any Lender, any L/C Issuer or any other recipient of any payment to be made by or on account of any obligation of any Loan Party hereunder.

"Refinance" means, in respect of any Indebtedness, to refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell or extend (including pursuant to any defeasance or discharge mechanism); provided that the amount of such Indebtedness is not increased at the time of such refinancing, refunding, renewal or extension except by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such refinancing and by an amount equal to any existing commitments unutilized thereunder and the direct or any contingent obligor with respect thereto is not changed, as a result of or in connection with such refinancing, refunding, renewal or extension; provided, further, that the terms relating to principal amount, amortization, maturity, collateral (if any) and subordination (if any), and other material terms taken as a whole, of any such refinancing, refunding, renewing or extending Indebtedness, and of any agreement entered into and of any instrument issued in connection therewith, are no less favorable in any material respect to the Loan Parties or the Lenders than the terms of any agreement or instrument governing the Indebtedness being refinanced, refunded, renewed or extended and the interest rate applicable to any such refinancing, refunding, renewing or extending Indebtedness does not exceed the then applicable market interest rate; and provided, still further, that the terms "Refinances," "Refinanced" and "Refinancing" as used for any purpose in this Agreement shall have a correlative meaning.

"Refinancing Amendment" means an amendment to this Agreement executed by each of (a) the Borrower, (b) the Administrative Agent, (c) each additional Refinancing Lender and (d) each Lender that agrees to provide any portion of Refinancing Commitments or Refinancing Loans incurred pursuant thereto, in accordance with Section 2.15.

"Refinancing Commitments" means one or more classes of commitments hereunder that result from a Refinancing Amendment.

"Refinancing Loans" means one or more classes of loans that result from a Refinancing Amendment.

"Regulation T" means Regulation T of the Board of Governors as in effect from time to time and all official rulings and interpretations thereunder or thereof.

"Regulation U" means Regulation U of the Board of Governors as in effect from time to time and all official rulings and interpretations thereunder or thereof.

"Regulation X" means Regulation X of the Board of Governors as in effect from time to time and all official rulings and interpretations thereunder or thereof.

"Related Parties" means, with respect to any Person, such Person's Affiliates and the administrators, managers, partners, directors, officers, employees, agents, trustees and advisors of such Person and of such Person's Affiliates.

"Release" means any release, spill, emission, discharge, deposit, disposal, leaking, pumping, pouring, dumping, emptying, injection or leaching into the Environment, or into, from or through any building, structure or facility.

"Reportable Event" means any of the events set forth in Section 4043(c) of ERISA, other than events for which the thirty (30) day notice period has been waived.

"Request for Credit Extension" means (a) with respect to a Borrowing, a Committed Loan Notice, and (b) with respect to an L/C Credit Extension, a Letter of Credit Application.

"Required Lenders" means, at any time, Lenders holding more than 50% of the sum of the (a) Total Outstandings and (b) aggregate unused Commitments; provided that the unused Commitment of, and the portion of the Total Outstandings held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders; provided, further, that the amount of any participation in any Unreimbursed Amounts that such Defaulting Lender has failed to fund that have not been reallocated to and funded by another Lender shall be deemed to be held by the Lender that is the L/C Issuer in making such determination.

"Resignation, Assignment and Assumption Agreement" means the resignation, assignment and assumption agreement entered on or prior to the date hereof between the Borrower, HSBC Corporate Trustee Company (UK) Limited, as Resigning Collateral Agent, and the Collateral Agent.

"Responsible Officer" means the chief executive officer, president, chief financial officer, treasurer, assistant treasurer or controller of a Loan Party and, solely for purposes of the delivery of incumbency certificates pursuant to Section 4.01, in the case of a Loan Party incorporated under the laws of England and Wales, a director and, in the case of any other Loan Party, the secretary or any assistant secretary of a Loan Party.  Any document delivered hereunder that is signed by a Responsible Officer of a Loan Party shall be prima facie presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party and such Responsible Officer shall be prima facie presumed to have acted on behalf of such Loan Party.

"Restricted Payment" means (a) any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interest of any Person or any of its Subsidiaries, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such capital stock or other Equity Interest, or on account of any return of capital to any Person's stockholders, partners or members (or the equivalent of any thereof), or any option, warrant or other right to acquire any such dividend or other distribution or payment or (b) any payment made to service intercompany Indebtedness incurred by an Affiliate of the Borrower that is not a Loan Party.

"Sanctions" means any trade, economic or financial sanctions Laws, regulations, embargoes or restrictive measures administered, enacted or enforced by any of the Sanctions Authorities.

"Sanctions Authorities" means:

(a)           the United States government;

(b)           the United Nations;

(c)           the European Union;

(d)           the United Kingdom; or

(e)           the respective Governmental Authorities of any of the foregoing, including OFAC, the United Nations Security Council, the United States Department of State and Her Majesty's Treasury.

"S&P" means Standard & Poor's Financial Services LLC, a subsidiary of The McGraw‑Hill Companies, Inc., and any successor thereto.

"SEC" means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

"Secured Obligations" means the Obligations, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Loan Party or any Affiliate thereof of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding; provided that the Secured Obligations shall exclude any Excluded Swap Obligations.

"Secured Parties" means, collectively, the Administrative Agent, the Collateral Agent, the Lenders, the L/C Issuers, each co-agent or sub-agent appointed by the Administrative Agent or the Collateral Agent from time to time pursuant to Section 9.05, and the other Persons the Secured Obligations owing to which are or are purported to be secured by the Collateral under the terms of the Collateral Documents.

"Securities Account Control Agreements" means each securities account control agreement entered into by a Loan Party, the Collateral Agent, and the applicable securities intermediary party thereto.

"Senior Notes" means the 7.000% senior notes due 2019 issued pursuant to the Indenture, dated as of November 17, 2014, among the Borrower, as issuer, and The Bank of New York Mellon, as trustee, outstanding as of the date hereof in the amount of U.S.$255,000,000.

"Solvent" and "Solvency" mean, with respect to any Person on any date of determination, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person's ability to pay such debts and liabilities as they mature, (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person's property would constitute an unreasonably small capital, (e) such Person is able to pay its debts and liabilities, contingent obligations and other commitments as they mature in the ordinary course of business and (f) in the case of a Person which is a company incorporated under the laws of England and Wales, that Person is not deemed unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986 of the United Kingdom (as amended from time to time).  The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

"Spanish Guarantor" means each Guarantor that is organized under Spanish law.

"Specified Loan Party" means any Loan Party that is not an "eligible contract participant" under the Commodity Exchange Act (determined prior to giving effect to Section 10.11).

"Subsidiary" of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person.  Unless otherwise specified, all references herein to a "Subsidiary" or to "Subsidiaries" shall refer to a Subsidiary or Subsidiaries of the Borrower.

"Swap Contract" means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a "Master Agreement"), including any such obligations or liabilities under any Master Agreement.

"Swap Obligation" means with respect to any Guarantor any obligation to pay or perform under any agreement, contract or transaction that constitutes a "swap" within the meaning of section 1a(47) of the Commodity Exchange Act.

"Tax Confirmation" means, with respect to the Borrower, a confirmation by a Lender that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Loan Document is either (i) a company resident in the United Kingdom for United Kingdom tax purposes; or (ii) a partnership each member of which is (A) a company so resident in the United Kingdom; or (B) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of section 17 of the CTA; or (iii) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company.

"Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under a Loan Document.

"Taxes" means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

"Threshold Amount" means U.S.$100,000,000.

"Total Credit Exposure" means, as to any Lender at any time, the unused Commitments and aggregate principal amount of outstanding Loans of such Lender at such time.

"Total Outstandings" means the aggregate Outstanding Amount of all Loans and all L/C Obligations.

"Treaty Lender" means, with respect to the Borrower, a Lender that:  (a) is treated as a resident of a jurisdiction having a double taxation agreement with the United Kingdom that makes provision for full exemption from tax on payments of interest imposed by the United Kingdom (a "Treaty"), (b) does not carry on a business in the United Kingdom through a permanent establishment with which that Lender's participation in the Loan is effectively connected and (c) meets all other conditions in the relevant Treaty for full exemption from Taxes imposed by the United Kingdom on interest, provided that for these purposes it shall be assumed that all procedural formalities have been completed.

"Type" means, with respect to a Loan, its character as a Base Rate Loan or a Eurodollar Rate Loan.

"UCC" means the Uniform Commercial Code as in effect in the State of New York; provided that, if perfection or the effect of perfection or non-perfection or the priority of any security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, "UCC" means the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority.

"UCP" means, with respect to any Letter of Credit, the Uniform Customs and Practice for Documentary Credits, International Chamber of Commerce ("ICC") Publication No. 600 (or such later version thereof as may be in effect at the time of issuance).

"UK Insolvency Proceeding" means any corporate action, legal proceedings or other procedure or step taken in relation to (i) the suspension of payments, any moratorium of any indebtedness, winding-up, dissolution, administering or reorganization (by way of voluntary arrangement, scheme of arrangement or otherwise); (ii) a composition, compromise, assignment or arrangement; (iii) the appointment of any administrator, receiver, administrative receiver, compulsory manager, liquidator or other similar officer; or (iv) the enforcement of any security over any assets provided that the making of any winding up petition which is frivolous and vexatious and is discharged, stayed or dismissed within 14 days of commencement shall not constitute a UK Insolvency Proceeding.

"United Kingdom" means the United Kingdom of Great Britain and Northern Ireland.

"United States" and "U.S." mean the United States of America.

"U.S. Tax Obligor" means a Loan Party some or all of whose payments under the Loan Documents are from sources within the U.S. for U.S. federal income tax purposes.

"VAT" means (a) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and (b) any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in clause (a) above, or imposed elsewhere.

"Voting Rights" means the right generally to vote at a general meeting of shareholders of the Borrower (irrespective of whether or not, at the time, stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

"Write-Down and Conversion Powers" means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

1.02         Other Interpretive Provisions.  With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a)           The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation."  The word "will" shall be construed to have the same meaning and effect as the word "shall."  Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including any Organization Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified or ratified (subject to any restrictions on such amendments, supplements, modifications or ratifications set forth herein or in any other Loan Document), (ii) any reference herein to any Person shall be construed to include such Person's successors and assigns, (iii) the words "hereto," "herein," "hereof" and "hereunder," and words of similar import when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) all references in a Loan Document to Articles, Sections, Preliminary Statements, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Preliminary Statements, Exhibits and Schedules to, the Loan Document in which such references appear, (v) any reference to any law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, and (vi) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(b)           In the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including," the words "to" and "until" each mean "to but excluding," and the word "through" means "to and including."

(c)           Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

1.03         Accounting Terms.

(a)           Generally.  All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, IFRS applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the Audited Financial Statements for the fiscal year ended December 31, 2016, except as otherwise specifically prescribed herein.  Notwithstanding the foregoing, for purposes of determining compliance with any covenant (including the computation of any financial covenant) contained herein, Indebtedness of the Borrower and the other Loan Parties shall be deemed to be carried at 100% of the outstanding principal amount thereof.

(b)           Changes in IFRS.  If at any time any change in IFRS would affect the computation of any financial ratio or requirement set forth in any Loan Document, and either the Borrower or the Required Lenders shall so request, the Administrative Agent, the Lenders and the Borrower shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in IFRS (subject to the approval of the Required Lenders); provided that, until so amended, (A) such ratio or requirement shall continue to be computed in accordance with IFRS prior to such change therein and (B) the Borrower shall provide to the Administrative Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in IFRS.

1.04         Rounding.  Any financial ratios required to be maintained by the Borrower pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1.05         Times of Day; Rates.  Unless otherwise specified, all references herein to times of day shall be references to Eastern Time.  The Administrative Agent does not warrant, nor accept responsibility, nor shall the Administrative Agent have any liability with respect to, the administration, submission or any other matter related to the rates in the definition of "Eurodollar Rate" or with respect to any comparable or successor rate thereto.

1.06         Currency Equivalents Generally.  Any amount specified in this Agreement (other than in Articles II and IX) or any of the other Loan Documents to be in Dollars shall also include the equivalent of such amount in any currency other than Dollars, such equivalent amount thereof in the applicable currency to be determined by the Administrative Agent at such time on the basis of the Spot Rate (as defined below) for the purchase of such currency with Dollars.  For purposes of this Section 1.06, the "Spot Rate" for a currency means the rate determined by the Administrative Agent to be the rate quoted by the Person acting in such capacity as the spot rate for the purchase by such Person of such currency with another currency through its principal foreign exchange trading office at approximately 11:00 a.m. on the date that is two (2) Business Days prior to the date of such determination; provided that the Administrative Agent may obtain such spot rate from another financial institution designated by the Administrative Agent if the Person acting in such capacity does not have as of the date of determination a spot buying rate for any such currency.

1.07         Letter of Credit Amounts.  Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the stated amount of such Letter of Credit in effect at such time; provided, however, that with respect to any Letter of Credit that, by its terms or the terms of any Issuer Document related thereto, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

ARTICLE II
THE COMMITMENTS AND BORROWINGS

2.01         The Loans.  Subject to the terms and conditions set forth herein, each Lender severally agrees to make loans (each such loan, a "Loan") to the Borrower from time to time, on any Business Day during the Availability Period, in an aggregate amount not to exceed at any time outstanding the amount of such Lender's Commitment; provided, however, that after giving effect to any Borrowing, the Total Outstandings shall not exceed the Facility.  Within the limits of each Lender's Commitment, and subject to the other terms and conditions hereof, the Borrower may borrow under this Section 2.01, prepay under Section 2.04, and reborrow under this Section 2.01.  Loans may be Base Rate Loans or Eurodollar Rate Loans, as further provided herein.  Each Borrowing shall be made on a pro rata basis as among the Lenders.

2.02         Borrowings, Conversions and Continuations of Loans.

(a)            Each Borrowing, each conversion of Loans from one Type to the other, and each continuation of Eurodollar Rate Loans shall be made upon the Borrower's irrevocable notice to the Administrative Agent, which may be given by a Committed Loan Notice.  Each such Committed Loan Notice must be received by the Administrative Agent not later than 10:00 a.m.  (A) three (3) Business Days prior to the requested date of any Borrowing of, conversion to or continuation of Eurodollar Rate Loans or of any conversion of Eurodollar Rate Loans to Base Rate Loans, and (B) two (2) Business Days prior to the requested date of any Borrowing of Base Rate Loans.  Each Borrowing of, conversion to or continuation of Eurodollar Rate Loans thereunder shall be in a principal amount of U.S.$5,000,000 or a whole multiple of U.S.$1,000,000 in excess thereof.  Each Borrowing of or conversion to Base Rate Loans thereunder shall be in a principal amount of U.S.$500,000 or a whole multiple of U.S.$100,000 in excess thereof.  Each Committed Loan Notice shall specify (I) whether the Borrower is requesting a Borrowing, a conversion of Loans from one Type to the other, or a continuation of Eurodollar Rate Loans, (II) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day), (III) the principal amount of Loans to be borrowed, converted or continued, (IV) the Type of Loans to be borrowed or to which existing Loans are to be converted, and (V) if applicable, the duration of the Interest Period with respect thereto.  If the Borrower fails to specify a Type of Loan in a Committed Loan Notice or if the Borrower fails to give a timely notice requesting a conversion or continuation, then the applicable Loans shall be made as, or converted to, Base Rate Loans. Any such automatic conversion to Base Rate Loans shall be effective as of the last day of the Interest Period then in effect with respect to the applicable Eurodollar Rate Loans.  If the Borrower requests a Borrowing of, conversion to, or continuation of Eurodollar Rate Loans in any such Committed Loan Notice, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one month.

(b)           Following receipt of a Committed Loan Notice, the Administrative Agent shall promptly notify each Lender of the amount of its Applicable Percentage under the Facility of the Loans, and if no timely notice of a conversion or continuation is provided by the Borrower, the Administrative Agent shall notify each Lender of the details of any automatic conversion to Eurodollar Rate Loans described in Section 2.02(a). In the case of a Borrowing, each Lender shall make the amount of its Loan available to the Administrative Agent in immediately available funds at the Administrative Agent's Office not later than 1:00 p.m. on the Business Day specified in the applicable Committed Loan Notice.  Upon satisfaction of the applicable conditions set forth in Section 4.02 (and, if such Borrowing is the initial Borrowing, Section 4.01), the Administrative Agent shall promptly make all funds so received available to the Borrower in like funds as received by the Administrative Agent either by (i) crediting the account of the Borrower on the books of the Administrative Agent with the amount of such funds or (ii) wire transfer of such funds, in each case in accordance with instructions provided to (and reasonably acceptable to) the Administrative Agent by the Borrower; provided, however, that if, on the date the Committed Loan Notice with respect to such Borrowing is given by the Borrower, there are L/C Borrowings outstanding, then the proceeds of such Borrowing, first, shall be applied to the payment in full of any such L/C Borrowings, and second, shall be made available to the Borrower as provided above.

(c)            Except as otherwise provided herein, a Eurodollar Rate Loan may be continued or converted only on the last day of an Interest Period for such Eurodollar Rate Loan.  During the existence of a Default, no Loans may be requested as, converted to or continued as Eurodollar Rate Loans without the consent of the Required Lenders.

(d)           The Administrative Agent shall promptly notify the Borrower and the Lenders of the interest rate applicable to any Interest Period for Eurodollar Rate Loans upon determination of such interest rate. At any time that Base Rate Loans are outstanding, the Administrative Agent shall notify the Borrower and the Lenders of any change in the Administrative Agent's prime rate used in determining the Base Rate no later than five (5) Business Days prior to the immediately succeeding Interest Payment Date after the public announcement of such change.

(e)           After giving effect to all Borrowings, all conversions of Loans from one Type to the other, and all continuations of Loans as the same Type, there shall not be more than ten (10) Interest Periods in effect in respect of the Facility.

2.03         Letters of Credit.

(a)           The Letter of Credit Commitment.

(i)            Subject to the terms and conditions set forth herein, (A) each L/C Issuer agrees, in reliance upon the agreements of the Lenders set forth in this Section 2.03, (1) from time to time on any Business Day during the period from the Closing Date until the Letter of Credit Expiration Date, to issue Letters of Credit for the account of the Borrower or its Affiliates, and to amend or extend Letters of Credit previously issued by it, in accordance with subsection (b) below, and (2) to honor drawings under such Letters of Credit made in accordance with the terms thereof; and (B) the Lenders severally agree to participate in Letters of Credit issued for the account of the Borrower or its Affiliates and any drawings thereunder in accordance with the terms thereof; provided that after giving effect to any L/C Credit Extension with respect to any Letter of Credit, (x) the Total Outstandings shall not exceed the Aggregate Commitments and (y) the Outstanding Amount of the L/C Obligations shall not exceed the Letter of Credit Sublimit.  Each request by the Borrower for the issuance or amendment of a Letter of Credit shall be deemed to be a representation by the Borrower that the L/C Credit Extension so requested complies with the conditions set forth in the proviso to the preceding sentence.  Within the foregoing limits, and subject to the terms and conditions hereof, the Borrower's ability to obtain Letters of Credit shall be fully revolving, and accordingly the Borrower may, during the foregoing period, obtain Letters of Credit to replace Letters of Credit that have expired or that have been drawn upon and fully reimbursed.

(ii)           No L/C Issuer shall issue any Letter of Credit if the expiry date of the requested Letter of Credit would occur after the Letter of Credit Expiration Date, unless all the Required Lenders have approved such expiry date.

(iii)          No L/C Issuer shall be under any obligation to issue any Letter of Credit if:

(A)      any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such L/C Issuer from issuing the Letter of Credit, or any Law applicable to such L/C Issuer or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over such L/C Issuer shall prohibit, or request that such L/C Issuer refrain from, the issuance of letters of credit generally or the Letter of Credit in particular or shall impose upon such L/C Issuer with respect to the Letter of Credit any restriction, reserve or capital requirement (for which such L/C Issuer is not otherwise compensated hereunder) not in effect on the date hereof, or shall impose upon such L/C Issuer any unreimbursed loss, cost or expense which was not applicable on the date hereof and which such L/C Issuer in good faith deems material to it;

(B)       except as otherwise agreed by the Administrative Agent and such L/C Issuer, the Letter of Credit is in an initial stated amount less than $100,000;

(C)       the issuance of such Letter of Credit would violate one or more policies of such L/C Issuer applicable to letters of credit generally;

(D)      such Letter of Credit is to be denominated in a currency other than Dollars; or

(E)       a default of any Lender's obligations to fund under Section 2.03(c) exists or any Lender is at such time a Defaulting Lender hereunder.

(iv)          No L/C Issuer shall amend any Letter of Credit if  (A) such L/C Issuer would not be permitted at such time to issue the Letter of Credit in its amended form under the terms hereof, or (B) the beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit.

Each L/C Issuer shall act on behalf of the Lenders with respect to any Letters of Credit issued by it and the documents associated therewith, and each L/C Issuer shall have all of the benefits and immunities (A) provided to the Administrative Agent in Article IX with respect to any acts taken or omissions suffered by such L/C Issuer in connection with Letters of Credit issued by it or proposed to be issued by it and Issuer Documents pertaining to such Letters of Credit as fully as if the term "Administrative Agent" as used in Article IX included such L/C Issuer with respect to such acts or omissions, and (B) as additionally provided herein with respect to the L/C Issuers.

(b)           Procedures for Issuance and Amendment of Letters of Credit; Auto-Extension Letters of Credit.

(i)            Each Letter of Credit shall be issued or amended, as the case may be, upon the request of the Borrower delivered to the applicable L/C Issuer (with a copy to the Administrative Agent) in the form of a Letter of Credit Application, appropriately completed and signed by a Responsible Officer of the Borrower.  Such Letter of Credit Application may be sent by facsimile, by e-mail, by overnight courier, by electronic transmission using the system provided by the applicable L/C Issuer, by personal delivery or by any other means acceptable to the applicable L/C Issuer.  Such Letter of Credit Application must be received by the applicable L/C Issuer and the Administrative Agent not later than 11:00 a.m. at least three (3) Business Days prior to the proposed issuance date or date of amendment, as the case may be.  In the case of a request for an initial issuance of a Letter of Credit, such Letter of Credit Application shall specify in form and detail satisfactory to the applicable L/C Issuer: (A) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day); (B) the amount thereof; (C) the expiry date thereof (including a final expiration date in case of an Auto-Extension Letter of Credit); (D) the name and address of the beneficiary thereof; (E) the documents to be presented by such beneficiary in case of any drawing thereunder; (F) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder; (G) the purpose and nature of the requested Letter of Credit; and (H) to the extent the relevant Letter of Credit shall be issued in respect of an Affiliate of the Borrower that is not a Guarantor or a Material Non-Recourse Subsidiary, all documentation and other information required by bank regulatory authorities under applicable "know your customer" and anti‑money laundering rules and regulations, including the Patriot Act, in respect of such Affiliate, which documentation shall be satisfactory to the applicable L/C Issuer in its sole discretion.  In the case of a request for an amendment of any outstanding Letter of Credit, such Letter of Credit Application shall specify (A) the Letter of Credit to be amended; (B) the proposed date of amendment thereof (which shall be a Business Day); (C) the nature of the proposed amendment; and (D) such other matters as the applicable L/C Issuer may require.

(ii)           Promptly after receipt of any Letter of Credit Application, the applicable L/C Issuer will confirm with the Administrative Agent (by telephone or in writing) that the Administrative Agent has received a copy of such Letter of Credit Application from the Borrower and, if not, such L/C Issuer will provide the Administrative Agent with a copy thereof.  Unless the applicable L/C Issuer has received written notice from any Lender, the Administrative Agent or any Loan Party, at least one (1) Business Day prior to the requested date of issuance or amendment of the applicable Letter of Credit, that one or more applicable conditions contained in Article IV shall not then be satisfied, then, subject to the terms and conditions hereof, the applicable L/C Issuer shall, on the requested date, issue a Letter of Credit for the account of the Borrower (or the applicable Affiliate) or enter into the applicable amendment, as the case may be, in each case in accordance with such L/C Issuer's usual and customary business practices.  Immediately upon the issuance of each Letter of Credit, each Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the applicable L/C Issuer a risk participation in such Letter of Credit in an amount equal to the product of such Lender's Applicable Percentage times the amount of such Letter of Credit.

(iii)          If the Borrower so requests in any applicable Letter of Credit Application, the applicable L/C Issuer may, in its sole discretion, agree to issue a Letter of Credit that has automatic extension provisions (each, an "Auto-Extension Letter of Credit"); provided that any such Auto-Extension Letter of Credit must permit the applicable L/C Issuer to prevent any such extension at least once in each twelve (12) month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a day (the "Non-Extension Notice Date") in each such twelve (12) month period to be agreed upon at the time such Letter of Credit is issued.  Unless otherwise directed by the applicable L/C Issuer, the Borrower shall not be required to make a specific request to such L/C Issuer for any such extension.  Once an Auto-Extension Letter of Credit has been issued, the Lenders shall be deemed to have authorized (but may not require) the applicable L/C Issuer to permit the extension of such Letter of Credit at any time to an expiry date not later than the Letter of Credit Expiration Date; provided, however, that the applicable L/C Issuer shall not permit any such extension if (A) such L/C Issuer has determined that it would not be permitted, or would have no obligation, at such time to issue such Letter of Credit in its revised form (as extended) under the terms hereof (by reason of the provisions of clause (ii) or (iii) of Section 2.03(a) or otherwise), or (B) it has received notice (which may be by telephone or in writing) on or before the day that is seven (7) Business Days before the Non-Extension Notice Date (1) from the Administrative Agent that the Required Lenders have elected not to permit such extension or (2) from the Administrative Agent, any Lender or the Borrower that one or more of the applicable conditions specified in Section 4.02 is not then satisfied, and in each such case directing such L/C Issuer not to permit such extension.

(iv)          If the Borrower so requests in any applicable Letter of Credit Application, the applicable L/C Issuer may, in its sole discretion, agree to issue a Letter of Credit that permits the automatic reinstatement of all or a portion of the stated amount thereof after any drawing thereunder (each, an "Auto-Reinstatement Letter of Credit").  Unless otherwise directed by the applicable L/C Issuer, the Borrower shall not be required to make a specific request to the applicable L/C Issuer to permit such reinstatement.  Once an Auto-Reinstatement Letter of Credit has been issued, except as provided in the following sentence, the Lenders shall be deemed to have authorized (but may not require) the applicable L/C Issuer to reinstate all or a portion of the stated amount thereof in accordance with the provisions of such Letter of Credit.  Notwithstanding the foregoing, if such Auto-Reinstatement Letter of Credit permits the applicable L/C Issuer to decline to reinstate all or any portion of the stated amount thereof after a drawing thereunder by giving notice of such non-reinstatement within a specified number of days after such drawing (the "Non-Reinstatement Deadline"), the applicable L/C Issuer shall not permit such reinstatement if it has received a notice (which may be by telephone or in writing) on or before the day that is seven (7) Business Days before the Non-Reinstatement Deadline (A) from the Administrative Agent that the Required Lenders have elected not to permit such reinstatement or (B) from the Administrative Agent, any Lender or the Borrower that one or more of the applicable conditions specified in Section 4.02 is not then satisfied (treating such reinstatement as an L/C Credit Extension for purposes of this clause) and, in each case, directing the applicable L/C Issuer not to permit such reinstatement.  Notwithstanding anything to the contrary herein, no amount drawn under any Letter of Credit may be reinstated if after giving effect to such reinstatement: (x) the Total Outstanding will exceed the Aggregate Commitments or (y) the Outstanding Amount of the L/C Obligations exceeds the Letters of Credit Sublimit.

(v)           Promptly after its delivery of any Letter of Credit or any amendment to a Letter of Credit to an advising bank with respect thereto or to the beneficiary thereof, the applicable L/C Issuer will also deliver to the Borrower and the Administrative Agent a true and complete copy of such Letter of Credit or amendment.

(c)           Drawings and Reimbursements; Funding of Participations.

(i)            Upon receipt from the beneficiary of any Letter of Credit of any notice of a drawing under such Letter of Credit, the applicable L/C Issuer shall notify the Borrower and the Administrative Agent thereof.  Not later than 11:00 a.m. on the date which is three (3) Business Days following the date of any payment by the applicable L/C Issuer under a Letter of Credit (each such date, an "Honor Date"), the Borrower shall reimburse such L/C Issuer through the Administrative Agent in an amount equal to the amount of such drawing.  Interest shall be payable on any such amounts from the date on which the relevant drawing is made until reimbursement in full at a rate equal to (i) until the third succeeding Business Day following the date of the relevant notice, the Applicable Rate then in effect and (ii) thereafter, the Default Rate.  If the Borrower fails to so reimburse the applicable L/C Issuer by such time, the Administrative Agent shall promptly notify each Lender of the Honor Date, the amount of the unreimbursed drawing (the "Unreimbursed Amount"), and the amount of such Lender's Applicable Percentage thereof.  In such event, the Borrower shall be deemed to have requested a Borrowing of Base Rate Loans to be disbursed on the Honor Date in an amount equal to the Unreimbursed Amount, without regard to the minimum and multiples specified in Section 2.02 for the principal amount of Base Rate Loans, but subject to the amount of the unutilized portion of the Commitments and the conditions set forth in Section 4.02 (other than the delivery of a Committed Loan Notice).  Any notice given by the applicable L/C Issuer or the Administrative Agent pursuant to this Section 2.03(c)(i) may be given by telephone if immediately confirmed in writing; provided that the lack of such an immediate confirmation shall not affect the conclusiveness or binding effect of such notice.

(ii)           Each Lender shall upon any notice pursuant to Section 2.03(c)(i) make funds available for the account of the applicable L/C Issuer at the Administrative Agent's Office in an amount equal to its Applicable Percentage of the Unreimbursed Amount not later than 1:00 p.m. on the Business Day specified in such notice by the Administrative Agent, whereupon, subject to the provisions of Section 2.03(c)(iii), each Lender that so makes funds available shall be deemed to have made a Base Rate Loan to the Borrower in such amount.  The Administrative Agent shall remit the funds so received to the applicable L/C Issuer.

(iii)          With respect to any Unreimbursed Amount that is not fully refinanced by a Borrowing of Base Rate Loans because the conditions set forth in Section 4.02 cannot be satisfied or for any other reason, the Borrower shall be deemed to have incurred from the applicable L/C Issuer an L/C Borrowing in the amount of the Unreimbursed Amount that is not so refinanced, which L/C Borrowing shall be due and payable on demand (together with interest) and shall bear interest at the Default Rate.  In such event, each Lender's payment to the Administrative Agent for the account of the applicable L/C Issuer pursuant to Section 2.03(c)(ii) shall be deemed payment in respect of its participation in such L/C Borrowing and shall constitute an L/C Advance from such Lender in satisfaction of its participation obligation under this Section 2.03.

(iv)          Until each Lender funds its Loan or L/C Advance pursuant to this Section 2.03(c) to reimburse the applicable L/C Issuer for any amount drawn under any Letter of Credit, interest in respect of such Lender's Applicable Percentage of such amount shall be solely for the account of the applicable L/C Issuer.

(v)           Each Lender's obligation to make Loans or L/C Advances to reimburse any L/C Issuer for amounts drawn under Letters of Credit, as contemplated by this Section 2.03(c), shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defense or other right which such Lender may have against any L/C Issuer, the Borrower or any other Person for any reason whatsoever; (B) the occurrence or continuance of a Default; or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided, however, that each Lender's obligation to make Loans pursuant to this Section 2.03(c) is subject to the conditions set forth in Section 4.02 (other than delivery by the Borrower of a Committed Loan Notice).  No such making of an L/C Advance shall relieve or otherwise impair the obligation of the Borrower to reimburse the applicable L/C Issuer for the amount of any payment made by such L/C Issuer under any Letter of Credit, together with interest as provided herein.

(vi)          If any Lender fails to make available to the Administrative Agent for the account of any L/C Issuer any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.03(c) by the time specified in Section 2.03(c)(ii), then, without limiting the other provisions of this Agreement, the applicable L/C Issuer shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to such L/C Issuer at a rate per annum equal to the greater of the Federal Funds Rate and a rate determined by such L/C Issuer in accordance with banking industry rules on interbank compensation, plus any administrative, processing or similar fees customarily charged by such L/C Issuer in connection with the foregoing.  If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lender's Loan included in the relevant Borrowing or L/C Advance in respect of the relevant L/C Borrowing, as the case may be.  A certificate of the applicable L/C Issuer submitted to any Lender (through the Administrative Agent) with respect to any amounts owing under this clause (vi) shall be conclusive absent manifest error.

(d)           Repayment of Participations.

(i)            At any time after any L/C Issuer has made a payment under any Letter of Credit and has received from any Lender such Lender's L/C Advance in respect of such payment in accordance with Section 2.03(c), if the Administrative Agent receives for the account of such L/C Issuer any payment in respect of the related Unreimbursed Amount or interest thereon (whether directly from the Borrower or otherwise, including proceeds of Cash Collateral applied thereto by the Administrative Agent), the Administrative Agent will distribute to such Lender its Applicable Percentage thereof in the same funds as those received by the Administrative Agent.

(ii)           If any payment received by the Administrative Agent for the account of any L/C Issuer pursuant to Section 2.03(c)(i) is required to be returned under any of the circumstances described in Section 11.05 (including pursuant to any settlement entered into by the applicable L/C Issuer in its discretion), each Lender shall pay to the Administrative Agent for the account of the applicable L/C Issuer its Applicable Percentage thereof on written demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned by such Lender, at a rate per annum equal to the Federal Funds Rate from time to time in effect.  The obligations of the Lenders under this clause shall survive the payment in full of the Obligations and the termination of this Agreement.

(e)           Obligations Absolute.  The obligation of the Borrower to reimburse any L/C Issuer for each drawing under each Letter of Credit and to repay each L/C Borrowing shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following:

(i)            any lack of validity or enforceability of such Letter of Credit, this Agreement, or any other Loan Document;

(ii)           the existence of any claim, counterclaim, setoff, defense or other right that any Loan Party or any of its Subsidiaries may have at any time against any beneficiary or any transferee of such Letter of Credit (or any Person for whom any such beneficiary or any such transferee may be acting), any L/C Issuer or any other Person, whether in connection with this Agreement, the transactions contemplated hereby or by such Letter of Credit or any agreement or instrument relating thereto, or any unrelated transaction;

(iii)          any draft, demand, certificate or other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit;

(iv)          waiver by the applicable L/C Issuer of any requirement that exists for such L/C Issuer's protection and not the protection of the Borrower or any waiver by such L/C Issuer which does not in fact materially prejudice the Borrower;

(v)           honor of a demand for payment presented electronically even if such Letter of Credit requires that demand be in the form of a draft;

(vi)          any payment made by the applicable L/C Issuer in respect of an otherwise complying item presented after the date specified as the expiration date of, or the date by which documents must be received under, such Letter of Credit if presentation after such date is authorized by the UCC, ISP or the UCP, as applicable;

(vii)         any payment by the applicable L/C Issuer under such Letter of Credit against presentation of a draft or certificate that does not comply with the terms of such Letter of Credit; or any payment made by such L/C Issuer under such Letter of Credit to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver or other representative of or successor to any beneficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any Debtor Relief Law; or

(viii)        any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Borrower or any of its Subsidiaries.

The Borrower shall promptly examine a copy of each Letter of Credit and each amendment thereto that is delivered to it and, in the event of any claim of noncompliance with the Borrower's instructions or other irregularity, the Borrower will immediately notify the applicable L/C Issuer.  The Borrower shall be conclusively deemed to have waived any such claim against the applicable L/C Issuer and its correspondents unless such notice is given as aforesaid.

(f)            Role of L/C Issuer.  Each Lender and the Borrower agree that, in paying any drawing under a Letter of Credit, no L/C Issuer shall have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document.  None of the L/C Issuers, the Administrative Agent, any of their respective Related Parties or any correspondent, participant or assignee of any L/C Issuer shall be liable to any Lender for (i) any action taken or omitted in connection herewith at the request or with the approval of the Lenders or the Required Lenders, as applicable; (ii) any action taken or omitted in the absence of gross negligence or willful misconduct; or (iii) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or Issuer Document.  The Borrower hereby assumes all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; provided, however, that this assumption is not intended to, and shall not, preclude the Borrower's pursuing such rights and remedies as it may have against the beneficiary or transferee at law or under any other agreement.  None of the L/C Issuers, the Administrative Agent, any of their respective Related Parties or any correspondent, participant or assignee of any L/C Issuer shall be liable or responsible for any of the matters described in clauses (i) through (viii) of Section 2.03(e); provided, however, that anything in such clauses to the contrary notwithstanding, the Borrower may have a claim against a L/C Issuer, and such L/C Issuer may be liable to the Borrower, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by the Borrower which the Borrower proves were caused by such L/C Issuer's willful misconduct or gross negligence.  In furtherance and not in limitation of the foregoing, any L/C Issuer may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and no L/C Issuer shall be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.  Any L/C Issuer may send a Letter of Credit or conduct any communication to or from the beneficiary via the Society for Worldwide Interbank Financial Telecommunication ("SWIFT") message or overnight courier, or any other commercially reasonable means of communicating with a beneficiary.

Any L/C Issuer may resign at any time by giving thirty (30) days' prior notice to the Administrative Agent, the Lenders and the Borrower.  After the resignation of an L/C Issuer hereunder, the retiring L/C Issuer shall remain a party hereto and shall continue to have all the rights and obligations of an L/C Issuer under this Agreement and the other Loan Documents with respect to Letters of Credit issued by it prior to such resignation, but shall not be required to issue additional Letters of Credit or to extend, renew or increase any existing Letter of Credit.

(g)           Applicability of ISP; Limitation of Liability.  Unless otherwise expressly agreed by the applicable L/C Issuer and the Borrower when a Letter of Credit is issued, the rules of the ISP shall apply to each standby Letter of Credit and, as to all matters not governed thereby, the laws of the State of New York.  Notwithstanding the foregoing, no L/C Issuer shall be responsible to the Borrower for, and no L/C Issuer's rights and remedies against the Borrower shall be impaired by, any action or inaction of such L/C Issuer required or permitted under any law, order or practice that is required or permitted to be applied to any Letter of Credit or this Agreement, including the Law or any order of a jurisdiction where such L/C Issuer or the beneficiary is located, the practice stated in the ISP, or in the decisions, opinions, practice statements or official commentary of the ICC Banking Commission, the Bankers Association for Finance and Trade - International Financial Services Association (BAFT-IFSA), or the Institute of International Banking Law & Practice, whether or not any Letter of Credit chooses such law or practice.

(h)           Letter of Credit Fees.  The Borrower shall pay to the Administrative Agent for the account of each Lender a Letter of Credit fee (the "Letter of Credit Fee") for each Letter of Credit equal to the Applicable Rate then in effect per annum times the daily amount available to be drawn under such Letter of Credit.  For purposes of computing the daily amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.07.  Letter of Credit Fees shall be (i) due and payable on the first Business Day after the end of each March, June, September and December, commencing with the first such date to occur after the issuance of such Letter of Credit, on the Letter of Credit Expiration Date and thereafter on demand and (ii) computed on a quarterly basis in arrears. If there is any change in the Applicable Rate during any quarter, the daily amount available to be drawn under each Letter of Credit shall be computed and multiplied by the Applicable Rate separately for each period during such quarter that such Applicable Rate was in effect.  Notwithstanding anything to the contrary contained herein, upon the request of the Required Lenders, while any Event of Default exists, all Letter of Credit Fees shall accrue at the Default Rate.

(i)             Fronting Fee and Documentary and Processing Charges Payable to L/C Issuer.  The Borrower shall pay directly to each L/C Issuer for its own account a fronting fee equal to 0.25% per annum calculated on the basis of the undrawn portion of the amount available to be drawn under each Letter of Credit outstanding for the period during which such Letter of Credit is outstanding.  Such fronting fee shall be due and payable on the tenth (10th) Business Day after the end of each March, June, September and December in respect of the most recently ended quarterly period (or portion thereof, in the case of the first payment), commencing with the first such date to occur after the issuance of such Letter of Credit, on the Letter of Credit Expiration Date and thereafter on demand.  For purposes of computing the daily amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.07.  In addition, the Borrower shall pay directly to each L/C Issuer for its own account the customary issuance, presentation, amendment and other reasonable and documented processing fees, and other reasonable and documented standard costs and charges, of such L/C Issuer relating to letters of credit as from time to time in effect.  Such reasonable and documented customary fees and standard costs and charges shall be due and payable no later than ten (10) Business Days after demand therefor and are nonrefundable.

(j)             Conflict with Issuer Documents.  In the event of any conflict between the terms hereof and the terms of any Issuer Document, the terms hereof shall control.

(k)            Letters of Credit Issued for Affiliates.  Notwithstanding that a Letter of Credit issued or outstanding hereunder is in support of any obligations of, or is for the account of, an Affiliate, the Borrower shall be obligated to reimburse the applicable L/C Issuer hereunder for any and all drawings under such Letter of Credit.  Each of the Borrower and the Guarantors hereby acknowledges that the issuance of Letters of Credit for the account of Affiliates of the Borrower inures to the benefit of the Borrower and the Guarantors, and that each of the Borrower's and the Guarantors' business derives substantial benefits from the businesses of such Affiliates.

(l)             Cash Collateral.

(i)            Certain Credit Support Events.  If (A) any L/C Issuer has honored any full or partial drawing request under any Letter of Credit and such drawing has resulted in an L/C Borrowing, (B) as of the Letter of Credit Expiration Date, any L/C Obligation for any reason remains outstanding, (C) the Borrower shall be required to provide Cash Collateral pursuant to Section 8.02(c), or (D) any Lender shall be a Defaulting Lender, the Borrower shall immediately (in the case of clause (C) above) or within one (1) Business Day (in all other cases) following any written request by the Administrative Agent or any L/C Issuer, provide Cash Collateral in an amount not less than the applicable Minimum Collateral Amount (determined, in the case of Cash Collateral provided pursuant to clause (D) above, after giving effect to Section 2.13(a)(iv) and any Cash Collateral provided by the Defaulting Lender); provided that, anything herein to the contrary notwithstanding, (x) the Borrower shall only be required to provide Cash Collateral if such action will not result in a breach of any of its Contractual Obligations existing as of the date hereof and identified in Schedule 5.24 that remain in effect and (y) if providing Cash Collateral will result in a breach of any of the Borrower's Contractual Obligations existing as of the date hereof and identified in Schedule 5.24 that remain in effect, then the Borrower shall deliver to the Administrative Agent promptly, and in any event no later than three (3) Business Days from the date the event described above has occurred, an Officer's Certificate certifying the foregoing and providing reasonable detail of the Contractual Obligations of the Borrower that would be breached if it were to provide such Cash Collateral (such certificate, the "Cash Collateral Certificate").  Additionally, if the Administrative Agent notifies the Borrower at any time that the Outstanding Amount of all L/C Obligations at such time exceeds the Letter of Credit Sublimit then in effect, then, within two (2) Business Days after receipt of such notice, the Borrower shall provide Cash Collateral for the Outstanding Amount of the L/C Obligations in an amount not less than the amount by which the Outstanding Amount of all L/C Obligations exceeds the Letter of Credit Sublimit, to the extent only the Borrower is not otherwise prevented from providing such Cash Collateral pursuant to the terms hereof.

(ii)           Grant of Security Interest.  The Borrower, and to the extent provided by any Defaulting Lender, such Defaulting Lender, hereby grants to (and subjects to the control of) the Administrative Agent, for the benefit of the Administrative Agent, the L/C Issuers and the Lenders, and agrees to maintain, a first priority security interest in all such cash, deposit accounts and all balances therein, and all other property so provided as collateral pursuant hereto, and in all proceeds of the foregoing, all as security for the obligations to which such Cash Collateral may be applied pursuant to Section 2.03(l)(iii).  If at any time the Administrative Agent determines that Cash Collateral is subject to any right or claim of any Person other than the Administrative Agent, the Lenders or any L/C Issuer as herein provided or the depositary or intermediary institution in respect of such Cash Collateral and the relevant Controlled Accounts, or that the total amount of such Cash Collateral is less than the Minimum Collateral Amount, the Borrower will, promptly upon demand by the Administrative Agent, pay or provide to the Administrative Agent additional Cash Collateral in an amount sufficient to eliminate such deficiency.  All Cash Collateral (other than credit support not constituting funds subject to deposit) shall be maintained in one or more Controlled Accounts at RBC.  The Borrower shall pay promptly upon written demand therefor from time to time all customary account opening, activity and other reasonable and documented administrative fees and charges in connection with the maintenance and disbursement of Cash Collateral.

(iii)          Application.  Notwithstanding anything to the contrary contained in this Agreement or any other Loan Document, Cash Collateral provided under this Section 2.03 or Section 2.04, 2.13 or 8.02 in respect of Letters of Credit shall be held and applied to the satisfaction of the specific L/C Obligations, obligations to fund participations therein (including, as to Cash Collateral provided by a Defaulting Lender, any interest accrued on such obligation) and other obligations for which the Cash Collateral was so provided, prior to any other application of such property as may otherwise be provided for herein.

(iv)          Release.  Cash Collateral (or the appropriate portion thereof) provided to reduce Fronting Exposure or to secure other obligations shall be released promptly (i) following the elimination of the applicable Fronting Exposure or other obligations giving rise thereto (including by the termination of Defaulting Lender status of the applicable Lender (or, as appropriate, its assignee following compliance with Section 11.06(b)(vi))) or (ii) if there exists excess Cash Collateral; provided, however, the Borrower and the applicable L/C Issuer may agree that Cash Collateral shall not be released but instead held to support future anticipated Fronting Exposure or other obligations.

2.04         Prepayments.

(a)            Optional.  Subject to the last sentence of this Section 2.04(a), the Borrower may, upon notice to the Administrative Agent by the delivery of a Prepayment Notice substantially in the form of Exhibit J, at any time or from time to time, voluntarily prepay  Loans in whole or in part without premium or penalty; provided that (i) such notice must be in a form acceptable to the Administrative Agent and be received by the Administrative Agent not later than 9:30 a.m. (A) three (3) Business Days prior to any date of prepayment of Eurodollar Rate Loans and (B) two (2) Business Days prior to any date of prepayment of Base Rate Loans; (ii) any prepayment of Eurodollar Rate Loans shall be in a principal amount of U.S.$5,000,000 or a whole multiple of U.S.$1,000,000 in excess thereof; and (iii) any prepayment of Base Rate Loans shall be in a principal amount of U.S.$500,000 or a whole multiple of U.S.$100,000 in excess thereof or, in each case, if less, the entire principal amount thereof then outstanding.  Each such notice shall specify the date and amount of such prepayment and the Type(s) of Loans to be prepaid and, if Eurodollar Rate Loans are to be prepaid, the Interest Period(s) of such Loans.  The Administrative Agent will promptly notify each Lender of its receipt of each such notice, and of the amount of such Lender's ratable portion of such prepayment (based on such Lender's Applicable Percentage).  If such notice is given by the Borrower, the Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein.  Any prepayment of a Eurodollar Rate Loan shall be accompanied by all accrued interest on the amount prepaid, together with any additional amounts required pursuant to Section 3.05.  Each prepayment of the outstanding Loans shall be paid to the Lenders in accordance with their respective Applicable Percentages in respect of the Facility.

(b)           Mandatory.

(i)      In case of receipt by any Loan Party or any of its Subsidiaries (other than any Non-Recourse Subsidiary or Immaterial Subsidiary) of any Net Disposition Proceeds, within thirty (30) days after receipt of such Net Disposition Proceeds, such Loan Party shall deliver a written notice to the Administrative Agent confirming whether it will, or will cause such Subsidiary to:

(A)      apply such Net Disposition Proceeds within a twelve (12) month period after the receipt of such Net Disposition Proceeds to prepay the Loans, or repurchase, repay, redeem or prepay Indebtedness of any Loan Party or any Subsidiary thereof, in which case, such Loan Party or such Subsidiary shall (and the Loan Parties shall cause such Subsidiaries to) apply such Net Disposition Proceeds in accordance with the foregoing within the period referred to herein; or

(B)       invest such Net Disposition Proceeds within a twelve (12)-month period after the receipt of such Net Disposition Proceeds (which period may be extended for up to six (6) months thereafter if such Loan Party or such Subsidiary has entered into binding commitments with respect thereto with an unaffiliated third party) in assets of the general type used by the Loan Parties and their Subsidiaries in their line of business, in which case, such Loan Party or such Subsidiary shall (and the Loan Parties shall cause such Subsidiaries to) apply such Net Disposition Proceeds in accordance with the foregoing within the period referred to herein, provided that in the event the relevant Loan Party fails to deliver such notice in the relevant period set forth in clause (b)(i) above, such Loan Party shall apply, or cause the relevant Subsidiary to apply, such Net Disposition Proceeds to prepay the Loans, or repurchase, repay, redeem or prepay Indebtedness of any Loan Party or any Subsidiary thereof within the twelve (12) months after receipt of such Net Disposition Proceeds.

(ii)     In case of receipt by any Loan Party or any of its Subsidiaries (other than any Non-Recourse Subsidiary or Immaterial Subsidiary) of any Net Debt Incurrence Proceeds, such Loan Party shall, or shall cause such Subsidiary to, prepay the Loans, or repurchase, repay, redeem or prepay Indebtedness of such Loan Party or such Subsidiary (and, to the extent provided herein, Cash Collateralize L/C Obligations), at the election of such Loan Party or such Subsidiary, on the fifth (5th) Business Day succeeding the day of receipt of such Net Debt Incurrence Proceeds by such Loan Party or such Subsidiary, in an amount equal to such Net Debt Incurrence Proceeds. Prepayments of the Loans made pursuant to this clause (ii) shall be applied in accordance with Section 2.04(b)(iv).

(iii)    If for any reason the Total Outstandings at any time exceed the Facility at such time, the Borrower shall immediately prepay Loans and/or Cash Collateralize the L/C Obligations (other than the L/C Borrowings) in an aggregate amount equal to such excess.

(iv)    Prepayments made pursuant to Section 2.04(b) shall be applied, first, to the New Loans held by all New Lenders in accordance with their Applicable Percentages (allocated to principal repayment installments thereof as set forth in the applicable Joinder Agreement) (other than in the case of a prepayment pursuant to Section 2.04(b)(iii), in which case such prepayment will be applied first to the following clause second (and shall not be applied to clause first)), second, to the L/C Borrowings, third, ratably to the outstanding Loans and New Loans held by all Lenders and New Lenders, respectively, in accordance with their Applicable Percentages, and, fourth, to Cash Collateralize the remaining L/C Obligations.  Upon the drawing of any Letter of Credit that has been Cash Collateralized, the funds held as Cash Collateral shall be applied (without any further action by or notice to or from the Borrower or any other Loan Party) to reimburse the applicable L/C Issuer or the Lenders, as applicable.  Amounts to be applied pursuant to this Section 2.04(b) to the mandatory prepayment of New Loans, Refinancing Loans and Loans shall be applied, as applicable, first to reduce outstanding Base Rate Loans and any amounts remaining after such application shall be applied to prepay Eurodollar Rate Loans.

2.05         Termination or Reduction of Commitments.

(a)            Optional.  The Borrower may, upon notice to the Administrative Agent, terminate the Facility, or from time to time permanently reduce the Facility; provided that (i) any such notice shall be received by the Administrative Agent not later than 9:30 a.m. five (5) Business Days prior to the date of termination or reduction, (ii) any such partial reduction shall be in an aggregate amount of U.S.$10,000,000 or any whole multiple of U.S.$1,000,000 in excess thereof, and (iii) the Borrower shall not terminate or reduce (A) the Facility if, after giving effect thereto and to any concurrent prepayments hereunder, the Total Outstandings would exceed the Facility or (B) the Letter of Credit Sublimit if, after giving effect thereto, the Outstanding Amount of L/C Obligations not fully Cash Collateralized hereunder would exceed the Letter of Credit Sublimit.

(b)           Mandatory.  The Commitments of each of the Facilities shall be automatically, permanently and ratably reduced on each date on which a prepayment of the Loans is actually made pursuant to Section 2.04(b)(i) by an amount equal to the sum of the principal of the Loans outstanding so prepaid.  If after giving effect to any reduction or termination of the Commitments under this Section 2.05(b), the Letter of Credit Sublimit exceeds the Outstanding Amount of L/C Obligations not fully Cash Collateralized pursuant to Section 2.03(l), the Letter of Credit Sublimit shall be automatically reduced by the amount of such excess.

(c)           Application of Commitment Reductions; Payment of Fees.  The Administrative Agent will promptly notify the Lenders of any termination or reduction of the Commitments under this Section 2.05.  Upon any reduction of the Commitments, the Commitment of each Lender shall be reduced by such Lender's Applicable Percentage of such reduction amount.  All fees in respect of the Facility accrued until the effective date of any termination of the Facility shall be paid on the effective date of such termination.

2.06         Repayment of Loans.  The Borrower shall repay to the Lenders on the Maturity Date the aggregate principal amount of all Loans outstanding on such date.

2.07         Interest.

(a)           Subject to the provisions of Section 2.07(b), (i) each Eurodollar Rate Loan under the Facility shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate per annum equal to the Eurodollar Rate for such Interest Period plus the Applicable Rate; and (ii) each Base Rate Loan under the Facility shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the Base Rate plus the Applicable Rate.

(b)           (i)            While any Event of Default under Section 8.01(a) exists, the Borrower shall pay interest on the relevant overdue amounts hereunder at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.

(ii)            Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand.

(c)            Interest on each Loan shall be due and payable in arrears on each Interest Payment Date applicable thereto and at such other times as may be specified herein.  Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

(d)           If, as a result of any restatement of or other adjustment to the financial statements of the Borrower or for any other reason, the Borrower or the Lenders determine that (i) the Leverage Ratio as calculated by the Borrower as of any applicable date was inaccurate and (ii) a proper calculation of the Leverage Ratio would have resulted in higher pricing for such period, the Borrower shall immediately and retroactively be obligated to pay to the Administrative Agent for the account of the applicable Lenders or the L/C Issuers, as the case may be, promptly on demand by the Administrative Agent (or, after the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy Code, automatically and without further action by the Administrative Agent, any Lender or any L/C Issuer), an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period.  This paragraph shall not limit the rights of the Administrative Agent, any Lender or any L/C Issuer, as the case may be, under Section 2.03(c)(vi), 2.03(i) or 2.07(b) or under Article VIII.  The Borrower's obligations under this paragraph shall survive the termination of the Aggregate Commitments and the repayment of all other Obligations hereunder.

2.08         Fees.

(a)            Commitment Fees.  The Borrower shall pay to the Administrative Agent for the account of each Lender in accordance with its Applicable Percentage, a commitment fee equal to the rate per annum set forth in the table below under the caption "Commitment Fee Rate" opposite the Leverage Ratio for the Measurement Period most recently ended prior to the relevant Commitment Fee Payment Date, times the actual daily amount by which the Facility exceeds the Total Outstandings, subject to adjustment as provided in Section 2.13.  The commitment fee shall accrue at all times during the Availability Period, and shall be due and payable quarterly in arrears on the last Business Day of each March, June, September and December, commencing with the first such date to occur after the date of this Agreement, and on the last day of the Availability Period (each such date, a "Commitment Fee Payment Date").

Pricing Level	Leverage Ratio	Commitment Fee Rate
1	<3.50:1.0	0.30%
2	≥3.50:1.0 and <4.50:1.0	0.40%
3	>4.50:1.0 and <5.00:1.0	0.50%
4	>5.00:1.0	0.60%

Any increase or decrease in the commitment fees resulting from a change in the Leverage Ratio shall become effective as of the first Business Day following the date on which financial statements are delivered pursuant to Section 6.01(a) or (b), as applicable.  Notwithstanding anything to the contrary herein, (x) until the date on which the Administrative Agent receives financial statements for the fiscal quarter of the Borrower ending on June 30, 2018, Pricing Level 2 set forth above shall apply and (y) in the event the Borrower fails to deliver to the Administrative Agent financial statements pursuant to Sections 6.01(a) or (b), as applicable, Pricing Level 4 set forth above shall apply until the date such financial statements have been delivered.

(b)           Other Fees.  The Borrower shall pay to the Joint Lead Arrangers and Joint Bookrunners and the Agents for their own respective accounts fees in the amounts and at the times specified in the Fee Letters.  Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever.

2.09         Computation of Interest and Fees.  All computations of interest for Base Rate Loans (including Base Rate Loans determined by reference to the Eurodollar Rate) shall be made on the basis of a year of 365 or 366 days, as the case may be, and actual days elapsed.  All other computations of fees and interest shall be made on the basis of a 360‑day year and actual days elapsed (which results in more fees or interest, as applicable, being paid then if computed on the basis of a 365-day year).  Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid; provided that any Loan that is repaid on the same day on which it is made shall, subject to Section 2.12(a), bear interest for one day.  Each determination by the Administrative Agent of an interest rate or fee hereunder shall be prima facie evidence of the interest rate or fee.

2.10         Evidence of Debt.  The Loans made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by the Administrative Agent in the ordinary course of business.  The accounts or records maintained by the Administrative Agent and each Lender shall be conclusive absent manifest error of the amount of the Loans made by the Lenders to the Borrower and the interest and payments thereon.  Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay any amount owing with respect to the Obligations.  In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error.  Upon the request of any Lender made through the Administrative Agent, the Borrower shall execute and deliver to such Lender (through the Administrative Agent) a Note, which shall evidence such Lender's Loans in addition to such accounts or records.  Each Lender may attach schedules to its Note and endorse thereon the date, Type (if applicable), amount and maturity of its Loans and payments with respect thereto.

2.11         Payments Generally; Administrative Agent's Clawback.

(a)           General.  All payments to be made by the Borrower shall be made free and clear of and without condition or deduction for any counterclaim, defense, recoupment or setoff.  Except as otherwise expressly provided herein, all payments by the Borrower hereunder shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the Administrative Agent's Office in Dollars and in immediately available funds not later than 2:00 p.m. on the date specified herein.  The Administrative Agent will promptly distribute to each Lender its Applicable Percentage in respect of the Facility (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender's Lending Office.  All payments received by the Administrative Agent after 2:00 p.m. shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue.  If any payment to be made by the Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in the computation of interest or fees, as the case may be.

(b)           (i) Funding by Lenders; Presumption by Administrative Agent.  Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing of Eurodollar Rate Loans (or, in the case of any Borrowing of Base Rate Loans, prior to 12:00 noon on the date of such Borrowing) that such Lender will not make available to the Administrative Agent such Lender's share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.02 (or, in the case of a Borrowing of Base Rate Loans, that such Lender has made such share available in accordance with and at the time required by Section 2.02) and may, in reliance upon such assumption, make available to the Borrower a corresponding amount.  In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount in immediately available funds with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (A) in the case of a payment to be made by such Lender, the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation, plus any administrative, processing or similar fees customarily charged by the Administrative Agent in connection with the foregoing, and (B) in the case of a payment to be made by the Borrower, the interest rate applicable to Base Rate Loans.  If the Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such interest paid by the Borrower for such period.  If such Lender pays its share of the applicable Borrowing to the Administrative Agent, then the amount so paid shall constitute such Lender's Loan included in such Borrowing.  Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

(ii)           Payments by Borrower; Presumptions by Administrative Agent.  Unless the Administrative Agent shall have received notice from the Borrower prior to the time at which any payment is due to the Administrative Agent for the account of the Lenders or the L/C Issuers hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the L/C Issuers, as the case may be, the amount due.  In such event, if the Borrower has not in fact made such payment, then each of the Lenders or the L/C Issuers, as the case may be, severally agree to repay to the Administrative Agent forthwith on written demand the amount so distributed to such Lender or such L/C Issuer, in immediately available funds with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

A notice of the Administrative Agent to any Lender or the Borrower with respect to any amount owing under this subsection (b) shall be prima facie evidence of the amount.

(c)           Failure to Satisfy Conditions Precedent.  If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender as provided in the foregoing provisions of this Article II, and such funds are not made available to the Borrower by the Administrative Agent because the conditions to the applicable Borrowing set forth in Article IV are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender, without interest.

(d)           Obligations of Lenders Several.  The obligations of the Lenders hereunder to make Loans and to make payments pursuant to Section 11.04(c) are several and not joint.  The failure of any Lender to make any Loan or to make any payment under Section 11.04(c) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan, to purchase its participation or to make its payment under Section 11.04(c).

(e)           Funding Source.  Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

(f)            Insufficient Funds.  If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, interest and fees then due hereunder, such funds shall be applied (i) first, toward payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, (ii) second, toward payment of principal then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal then due to such parties, and (iii) third, costs and expenses of the Joint Lead Arrangers and Joint Bookrunners and the Lenders (including fees, charges and disbursements of the advisors and, subject to Section 11.04(a), counsel to any of the Lenders).

2.12         Sharing of Payments by Lenders.  If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of (a) Obligations due and payable to such Lender hereunder and under the other Loan Documents at such time in excess of its ratable share (according to the proportion of (i) the amount of such Obligations due and payable to such Lender at such time to (ii) the aggregate amount of the Obligations due and payable to all Lenders hereunder and under the other Loan Documents at such time) of payments on account of the Obligations due and payable to all Lenders hereunder and under the other Loan Documents at such time obtained by all the Lenders at such time or (b) Obligations owing (but not due and payable) to such Lender hereunder and under the other Loan Documents at such time in excess of its ratable share (according to the proportion of (i) the amount of such Obligations owing (but not due and payable) to such Lender at such time to (ii) the aggregate amount of the Obligations owing (but not due and payable) to all Lenders hereunder and under the other Loan Parties at such time) of payment on account of the Obligations owing (but not due and payable) to all Lenders hereunder and under the other Loan Documents at such time obtained by all of the Lenders at such time, then the Lender receiving such greater proportion shall (x) notify the Administrative Agent of such fact, and (y) purchase (for cash at face value) participations in the Loans of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of Obligations then due and payable to the Lenders or owing (but not due and payable) to the Lenders, as the case may be, provided that:

(i)      if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

(ii)     the provisions of this Section shall not be construed to apply to (x) any payment made by or on behalf of the Borrower pursuant to and in accordance with the express terms of this Agreement (including the application of funds arising from the existence of a Defaulting Lender), or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant, other than an assignment to the Borrower or any Affiliate thereof (as to which the provisions of this Section shall apply).

Each Loan Party consents to the foregoing and agrees, to the extent it may effectively do so under applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against such Loan Party rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of such Loan Party in the amount of such participation.

2.13         Defaulting Lenders.

(a)           Adjustments.  Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as that Lender is no longer a Defaulting Lender, to the extent permitted by applicable Law:

(i)      Waivers and Amendments.  Such Defaulting Lender's right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in Section 11.01 and in the definition of "Required Lenders".

(ii)     Defaulting Lender Waterfall.  Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article VIII or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 11.09 shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, to the payment of any amount owing by such Defaulting Lender to the L/C Issuers; third, so long as no Cash Collateral Certificate has been delivered to the Administrative Agent (and to the extent only such Cash Collateral Certificate has not been rescinded by the Borrower) to Cash Collateralize each L/C Issuer's Fronting Exposure with respect to such Defaulting Lender in accordance with Section 2.03(l); fourth, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Borrower, to be held in a deposit account and released pro rata in order to (x) satisfy such Defaulting Lender's potential future funding obligations with respect to Loans under this Agreement and (y) so long as no Cash Collateral Certificate has been delivered to the Administrative Agent (and to the extent only such Cash Collateral Certificate has not been rescinded by the Borrower), Cash Collateralize each L/C Issuer's future Fronting Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement, in accordance with Section 2.03(l); sixth, to the payment of any amounts owing to the Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Lender against such Defaulting Lender as a result of such Defaulting Lender's breach of its obligations under this Agreement; seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender's breach of its obligations under this Agreement; and eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans or L/C Borrowings in respect of which such Defaulting Lender has not fully funded its appropriate share, and (y) such Loans were made or the related Letters of Credit were issued at a time when the conditions set forth in Section 4.02 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and L/C Obligations owed to, all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or L/C Obligations owed to, such Defaulting Lender until such time as all Loans and funded and unfunded participations in L/C Obligations are held by the Lenders pro rata in accordance with the Commitments hereunder.  Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 2.13(a)(ii) shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

(iii)  Fees.

(A)      No Defaulting Lender shall be entitled to receive any fee payable under Section 2.08(a) for any period during which that Lender is a Defaulting Lender (and the Borrower shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender).

(B)       Each Defaulting Lender shall be entitled to receive Letter of Credit Fees for any period during which such Revolving Credit Lender is a Defaulting Lender only to the extent allocable to its Applicable Revolving Credit Percentage of the stated amount of Letters of Credit for which it has provided Cash Collateral pursuant to Section 2.03(l).

(C)       With respect to any Letter of Credit Fee not required to be paid to any Defaulting Lender pursuant to clause (A) or (B) above, the Borrower shall (x) pay to each Non-Defaulting Lender that portion of any such fee otherwise payable to such Defaulting Lender with respect to such Defaulting Lender's participation in L/C Obligations that has been reallocated to such Non-Defaulting Lender pursuant to clause (iv) below, (y) pay to each L/C Issuer the amount of any such fee otherwise payable to such Defaulting Lender to the extent allocable to such L/C Issuer's Fronting Exposure to such Defaulting Lender and (z) not be required to pay the remaining amount of any such fee.

(iv)    Reallocation of Applicable Percentages to Reduce Fronting Exposure.  All or any part of such Defaulting Lender's participation in L/C Obligations shall be reallocated among the Non-Defaulting Lenders in accordance with their respective Applicable Percentages (calculated without regard to such Defaulting Lender's Commitment) but only to the extent that (x) the conditions set forth in Section 4.02 are satisfied at the time of such reallocation (and, unless the Borrower shall have otherwise notified the Administrative Agent at such time, the Borrower shall be deemed to have represented and warranted that such conditions are satisfied at such time) and (y) such reallocation does not cause the aggregate credit exposure of any Non-Defaulting Lender to exceed such Non-Defaulting Lender's Commitment.  No reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender's increased exposure following such reallocation.

(b)           Defaulting Lender Cure.  If the Borrower, the Administrative Agent and the L/C Issuers agree in writing that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), that Lender will, to the extent applicable, purchase at par that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Loans to be held on a pro rata basis by the Lenders in accordance with their Applicable Percentages, whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Non-Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender's having been a Defaulting Lender.

2.14         Increase in Commitments.

(a)           The Borrower may by written notice to Administrative Agent elect to request, prior to the Maturity Date, an increase to the existing Commitments (any such increase, the "New Commitments") by an amount not in excess of U.S.$85,000,000 in the aggregate. Such New Commitments shall not be less than U.S.$10,000,000 individually (or such lesser amount which shall be approved by Administrative Agent), and shall be in integral multiples of U.S.$1,000,000 in excess of that amount. Each such notice shall specify (A) the date (each, an "Increased Amount Date") on which the Borrower proposes that the New Commitments shall be effective, which shall be a date not less than (10) Business Days after the date on which such notice is delivered to Administrative Agent, and (B) the identity of each Lender or other Person that is an Eligible Assignee (each, a "New Lender") to whom the Borrower proposes any portion of such New Commitments be allocated and the amounts of such allocations; provided any Lender approached to provide all or a portion of the New Commitments, may elect or decline, in its sole discretion, to provide a New Commitment; provided, further, that any New Lender shall be acceptable to the Administrative Agent. Such New Commitments shall become effective as of such Increased Amount Date; provided that (1) no Default or Event of Default shall exist on such Increased Amount Date immediately prior to or after giving effect to such New Commitments; (2) both immediately prior to and after giving effect to such New Commitments each of the conditions set forth in Section 4.02 shall be satisfied; (3) the Borrower shall be in compliance with the financial covenants set forth in Section 7.11 both as of the last day of the most recently ended fiscal quarter and immediately after giving effect to such New Commitments; (4) the New Commitments shall be effected pursuant to one or more joinder agreements substantially in the form of Exhibit G (a "Joinder Agreement") executed and delivered by the Borrower, the New Lender and Administrative Agent, and each of which shall be recorded in the Register and each New Lender shall be subject to the requirements set forth in Section 3.01; and (5) the Borrower shall deliver or cause to be delivered any legal opinions or other documents of the type specified in Section 4.01 reasonably requested by Administrative Agent in connection with any such New Commitment.

(b)           On any Increased Amount Date on which New Commitments are effected, subject to the satisfaction of the foregoing terms and conditions, (a) each of the Lenders shall assign to each of the New Lenders, and each of the New Lenders shall purchase from each of the Lenders, at the principal amount thereof (together with accrued interest), such interest in the Loans outstanding on such Increased Amount Date as shall be necessary in order that, after giving effect to all such assignments and purchases, such Loans will be held by existing Lenders and New Lenders ratably in accordance with their Commitments after giving effect to the addition of such New Commitments to the Commitments, (b) each New Commitment shall be deemed for all purposes a Commitment and each Loan made thereunder (a "New Loan") shall be deemed, for all purposes, a Loan and (c) each New Lender shall become a Lender with respect to the New Commitment and all matters relating thereto.

(c)           The Administrative Agent shall notify the Lenders promptly upon receipt of the Borrower's notice of each Increased Amount Date and in respect thereof (x) the New Commitments and the New Lenders, and (y) the respective interests in such Lender's Loans, in each case subject to the assignments contemplated by this Section 2.14. The terms and provisions of the New Loans shall be identical to the Loans. Each Joinder Agreement may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the opinion of Administrative Agent, to effect the provisions of this Section 2.13.

2.15         Refinancing Facilities.

(a)            On one or more occasions after the Closing Date, the Borrower may obtain, from any Lender or any other bank, financial institution or other institutional lender or investor that agrees to provide any portion of Refinancing Commitments pursuant to a Refinancing Amendment in accordance with this Section 2.15 (each, an "Additional Refinancing Lender") (provided that Administrative Agent and each Lender shall have consented (such consent not to be unreasonably withheld or delayed unless a Default or Event of Default has occurred and is continuing) to such Lender's or Additional Refinancing Lender's providing such Refinancing Commitments to the extent such consent, if any, would be required under Section 11.06 for an assignment of Loans or Commitments, as applicable, to such Lender or Additional Refinancing Lender), Refinancing Indebtedness in respect of all or any portion of Loans (which, for the purposes of this Section, shall include Refinancing Loans) (or unused Commitments (which, for purposes of this Section, shall include Refinancing Commitments)) then outstanding under this Agreement, in the form of Refinancing Commitments or Refinancing Loans pursuant to a Refinancing Amendment; provided that notwithstanding anything to the contrary in this Section 2.15 or otherwise, (i) the borrowing and repayment (except for (A) payments of interest and fees at different rates on Refinancing Commitments (and related outstandings), (B) repayments required upon the maturity date of the Refinancing Commitments and (C) repayment made in connection with a permanent repayment and termination of commitments (subject to clause (iii) below)) of Loans with respect to Refinancing Commitments after the date of obtaining any Refinancing Commitments shall be made on a pro rata basis with all other Commitments, (ii) the permanent repayment of Loans with respect to, and termination of, Refinancing Commitments after the date of obtaining any Refinancing Commitments shall be made on a pro rata basis with all other Commitments, (iii) assignments and participations of Refinancing Commitments and Refinancing Loans shall be governed by the same assignment and participation provisions applicable to Commitments and Loans, (iv) the Refinancing Loans may have different amortization payments and maturity dates than the other Loans and the Refinancing Commitments may have longer (but not shorter) availability periods than the Availability Period; provided that the final maturity date and weighted average life to maturity of such Refinancing Loans shall not be prior to or shorter than that applicable to the Loans being refinanced thereby, (v) all other terms applicable to such Refinancing Loans and Refinancing Commitments (other than provisions relating to original issue discount, upfront fees and interest rates, which shall be as agreed between the Borrower and the Refinancing Lenders providing such Refinancing Loans and Refinancing Commitments) shall be identical to the terms applicable to the Loans and Commitments, respectively, being refinanced thereby (except to the extent such covenants and other terms (A) apply solely to any period after the latest stated final maturity of the Loans in effect on the Refinancing Effective Date immediately prior to the borrowing of such Refinancing Loans and the incurrence of such Refinancing Commitments or (B) are otherwise added for the benefit of the other Lenders hereunder), (vi) the proceeds of Refinancing Loans and the Refinancing Commitments shall be applied, substantially concurrently with the incurrence thereof, to the refinancing of the outstanding Loans and Commitments so refinanced, and (vii) the principal amount of Refinancing Loans and the Refinancing Commitments does not exceed the principal amount of Loans and Commitments, respectively, being refinanced thereby except by an amount equal to unpaid accrued interest and premium thereon plus other amounts owing or unpaid related to such Loans and Commitments being refinanced and fees and expenses incurred in connection with such refinancing (including, underwriting, commitment, syndication and similar fees).

(b)           The effectiveness of any Refinancing Amendment shall be subject to the satisfaction on the date thereof of each of the conditions set forth in Section 4.02 and, to the extent reasonably requested by Administrative Agent, receipt by Administrative Agent of (i) customary legal opinions, board resolutions and officers' certificates consistent with those delivered on the Closing Date other than changes to such legal opinion resulting from a change in law, change in fact or change to counsel's form of opinion reasonably satisfactory to Administrative Agent and (ii) reaffirmation agreements and/or such amendments to the Collateral Documents as may be reasonably requested by Administrative Agent in order to ensure that such Refinancing Indebtedness is provided with the benefit of the applicable Loan Documents.

(c)           Each issuance of Refinancing Indebtedness under Section 2.15(a) shall be in an aggregate principal amount that is (x) not less than U.S.$5,000,000 and (y) an integral multiple of U.S.$1,000,000 in excess thereof.

(d)           Each of the parties hereto hereby agrees that this Agreement and the other Loan Documents may be amended pursuant to a Refinancing Amendment, without the consent of any other Lenders, to the extent (but only to the extent) necessary to (i) reflect the existence and terms of the Refinancing Indebtedness incurred pursuant thereto and (ii) effect such other amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of Administrative Agent and the Borrower, to effect the provisions of this Section 2.15, including any amendments necessary to treat the applicable Loans and/or Commitments established under the Refinancing Amendment as a new class of Loans and/or Commitments hereunder, and the Lenders hereby expressly authorize Administrative Agent to enter into any such Refinancing Amendment.

ARTICLE III
TAXES, YIELD PROTECTION AND ILLEGALITY

3.01         Taxes.

(a)            Payments Free of Taxes; Obligation to Withhold; Payments on Account of Taxes.

(i)      Any and all payments by or on account of any obligation of any Loan Party hereunder or under any Loan Document shall be made free and clear of and without deduction or withholding for any Taxes, except as required by applicable Laws.  If any applicable Laws (as determined in the good faith discretion of any Loan Party or the Administrative Agent) require the deduction or withholding of any Tax from any such payment by any Loan Party or the Administrative Agent, then the applicable Loan Party or the Administrative Agent shall be entitled to make any such deduction or withholding.

(ii)     If any Loan Party or the Administrative Agent shall be required by any applicable Laws (including the Code) to withhold or deduct any Taxes from any payment, then (A) such Loan Party or the Administrative Agent, as required by such Laws, shall withhold or make such deductions as are determined by it to be required, (B) such Loan Party or the Administrative Agent, to the extent required by such Laws, shall timely pay the full amount withheld or deducted to the relevant Governmental Authority in accordance with such Laws, and (C) to the extent that the withholding or deduction is made on account of Indemnified Taxes, the sum payable by the applicable Loan Party shall be increased as necessary so that after any required withholding or the making of all required deductions (including deductions applicable to additional sums payable under this Section 3.01) the applicable Recipient receives an amount equal to the sum it would have received had no such withholding or deduction been made.

(b)           Payment of Other Taxes by the Loan Parties.  Without limiting the provisions of clause (a) above, the Loan Parties shall timely pay to the relevant Governmental Authority in accordance with applicable Law, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes.

(c)           Tax Indemnifications.

(i)      The Borrower shall indemnify each Recipient, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 3.01) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient, and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be prima facie evidence.

(ii)     Each Lender shall, and does hereby, severally indemnify, and shall make payment in respect thereof within ten (10) days after written demand therefor, (x) the Administrative Agent against any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (y) the Administrative Agent and the Loan Parties, as applicable, against any Taxes attributable to such Lender's failure to comply with the provisions of Section 11.06(d) relating to the maintenance of a Participant Register and (z) the Administrative Agent and the Loan Parties, as applicable, against any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent or a Loan Party in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be prima facie evidence.  Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under this Agreement or any other Loan Document against any amount due to the Administrative Agent under this Section 3.01(c)(ii).

(d)           Evidence of Payments.  As soon as reasonably practicable after any payment of Taxes by any Loan Party or by the Administrative Agent to a Governmental Authority as provided in this Section 3.01, the Borrower shall deliver to the Administrative Agent or the Administrative Agent shall deliver to the Borrower, as the case may be, the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of any return required by Laws to report such payment or other evidence of such payment reasonably satisfactory to the Borrower or the Administrative Agent, as the case may be.

(e)            Status of Lenders; Tax Documentation.

(i)      Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding.  In addition, the Borrower and the relevant Lender (at the reasonable written request of the Borrower) shall co-operate promptly in completing any procedural formalities necessary for the Borrower to obtain authorization to make a payment without a Tax Deduction.  In addition, each Lender shall promptly deliver such other documentation prescribed by applicable Law or reasonably requested by the Borrower or the Administrative Agent in writing as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements.

(ii)     Each party shall, at the time or times reasonably requested in writing by another party to this Agreement:  (A) supply to that other party such forms, documentation and other information relating to its status under FATCA as that other party requests for the purposes of that other Party's compliance with FATCA; and (B) supply to that other party such forms, documentation and other information relating to its status as that other party reasonably requests for the purposes of that other party's compliance with any similar law, regulation, or exchange of information regime.  Solely for purposes of this clause (ii), "FATCA" shall include any amendments made to FATCA after the date of this Agreement.

(iii)    Each Lender agrees that if any form or certification it previously delivered pursuant to this Section 3.01 (or was treated as having delivered) expires or becomes inaccurate, incorrect or obsolete, it shall promptly update such form or certification, or notify in writing the Borrower and the Administrative Agent of the change to the information, or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(iv)    Without limiting the generality of Section 3.01(e)(i), each Lender which becomes a Lender under this Agreement after the date of this Agreement shall indicate in the Assignment and Assumption which it executes on becoming a Lender which of the following categories it falls in:  (A) not a Qualifying Lender; (B) a Qualifying Lender (other than a Treaty Lender); or (C) a Treaty Lender.

(v)     Nothing in this Section 3.01(e) shall require a Treaty Lender to:

(A)      register under the HMRC DT Treaty Passport scheme; or

(B)       apply the HMRC DT Treaty Passport scheme to any Loan if it has so registered.

(vi)    A Treaty Lender which becomes a Lender on the day on which this Agreement is entered into that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall include an indication to that effect by including its scheme reference number and its jurisdiction of tax residence opposite its name in Schedule 2.01 and any such passport holder that becomes a Lender after the date of this Agreement and wishes the HMRC DT Treaty Passport scheme to apply shall give an indication to that effect in the Assignment and Assumption and include its scheme reference number and its jurisdiction of tax residence in such Assignment and Assumption, and, having done so, that Lender shall be under no obligation pursuant to Section 3.01(e)(i) above, unless:

(A)      the Borrower has made a duly completed DTTP2 filing but:

(1)          the DTTP2 filing has been rejected by HMRC;

(2)          HMRC has not given the Borrower authority to make payments to that Lender without a Tax Deduction within sixty (60) days of the date of the DTTP2 filing; or

(B)       HMRC gave but subsequently withdrew authority for the Borrower to make payments to that Lender without a Tax Deduction or such authority has otherwise terminated or expired or is due to otherwise terminate or expire within the next three (3) months, and in each case, the Borrower has notified that Lender in writing, and such Lender and the Borrower shall co-operate in completing any additional procedural formalities necessary for the Borrower to obtain authorization to make that payment without a Tax Deduction.

(vii)   Where a Lender includes the indication described in Section 3.01(e)(vi) above in Schedule 2.01 or in the Assignment and Assumption, the Borrower shall, to the extent that that Lender is a Lender under a Loan made available to the Borrower, file a duly completed form DTTP2 in respect of such Lender with the HMRC within thirty (30) days of the date of this Agreement or date of assignment, as appropriate, and shall promptly provide the Lender with a copy of that filing.

(viii)  If a Lender has not included an indication to the effect that it wishes the HMRC DT Treaty Passport scheme to apply to this Agreement in accordance with Section 3.01(e)(vi) above, the Borrower shall not file any form relating to the HMRC DT Treaty Passport scheme in respect of that Lender's Loan unless the Lender otherwise agrees.

(ix)     If a Loan Party is a U.S. Tax Obligor or the Administrative Agent reasonably believes that its obligations under FATCA or any other applicable law or regulation require it, each Lender shall, within ten (10) Business Days of (A) where a Loan Party is a U.S. Tax Obligor, the date on which the relevant Lender becomes a party to this Agreement or (b) where a Loan Party is not a U.S. Tax Obligor, the date of a request from the Administrative Agent, supply to the Administrative Agent: (1) a withholding certificate on an applicable and properly completed Internal Revenue Service Form W-8, Internal Revenue Service Form W-9 or any other relevant form; or (2) any withholding statement or other document, authorization, information or waiver as the Administrative Agent may require to certify or establish the status of such Lender under FATCA or any other Law or regulation.

(x)     The Administrative Agent shall provide any withholding certificate, withholding statement, document, authorization or waiver it receives from a Lender pursuant to Section 3.01(e)(ix) above to the relevant Loan Party.

(xi)     If any withholding certificate, withholding statement, document, authorization or waiver provided to the Administrative Agent by a Lender pursuant to Section 3.01(e)(ix) above is or becomes expired, inaccurate, obsolete or incomplete, that Lender shall promptly update it and provide such updated withholding certificate, withholding statement, document, authorization or waiver to the Administrative Agent unless it is unlawful for the Lender to do so (in which case the Lender shall promptly notify the Administrative Agent in writing).  The Administrative Agent shall provide any such updated withholding certificate, withholding statement, document, authorization or waiver to the relevant Loan Party.

(f)            Treatment of Certain Refunds.  Unless required by applicable Laws, at no time shall the Administrative Agent have any obligation to file for or otherwise pursue on behalf of a Lender, or have any obligation to pay to any Lender, any refund of Taxes withheld or deducted from funds paid for the account of such Lender.  If any Recipient determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified by any Loan Party or with respect to which any Loan Party has paid additional amounts pursuant to this Section 3.01, it shall pay to the Loan Party an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by a Loan Party under this Section 3.01 with respect to the Taxes giving rise to such refund), net of all Taxes and reasonable, out-of-pocket expenses incurred by such Recipient, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), provided that the Loan Party, upon the request of the Recipient, agrees to repay the amount paid over to the Loan Party (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Recipient in the event the Recipient is required to repay such refund to such Governmental Authority.  Notwithstanding anything to the contrary in this subsection, in no event will the applicable Recipient be required to pay any amount to the Loan Party pursuant to this clause (f) the payment of which would place the Recipient in a less favorable net after-Tax position than such Recipient would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid.  This clause (f) shall not be construed to require any Recipient to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to any Loan Party or any other Person.

(g)           Survival.  Each party's obligations under this Section 3.01 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all other Obligations.

3.02         Illegality.  If any Lender determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make, maintain or fund Loans whose interest is determined by reference to the Eurodollar Rate, or to determine or charge interest rates based upon the Eurodollar Rate, or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars in the London interbank market, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, (a) any obligation of such Lender to make or continue Eurodollar Rate Loans or to convert Base Rate Loans to Eurodollar Rate Loans shall be suspended, and (b) if such notice asserts the illegality of such Lender making or maintaining Base Rate Loans the interest rate on which is determined by reference to the Eurodollar Rate component of the Base Rate, the interest rate on which Base Rate Loans of such Lender shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to the Eurodollar Rate component of the Base Rate, in each case until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist.  Upon receipt of such notice, (x) the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if applicable, convert all Eurodollar Rate Loans of such Lender to Base Rate Loans (the interest rate on which Base Rate Loans of such Lender shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to the Eurodollar Rate component of the Base Rate), either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Eurodollar Rate Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Eurodollar Rate Loans and (y) if such notice asserts the illegality of such Lender determining or charging interest rates based upon the Eurodollar Rate, the Administrative Agent shall during the period of such suspension compute the Base Rate applicable to such Lender without reference to the Eurodollar Rate component thereof until the Administrative Agent is advised in writing by such Lender that it is no longer illegal for such Lender to determine or charge interest rates based upon the Eurodollar Rate.  Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted.

3.03         Inability to Determine Rates.

(a)           If in connection with any request for a Eurodollar Rate Loan or a conversion to or continuation thereof, (i) the Administrative Agent determines that (x) Dollar deposits are not being offered to banks in the London interbank eurodollar market for the applicable amount and Interest Period of such Eurodollar Rate Loan, or (y) adequate and reasonable means do not exist for determining the Eurodollar Rate for any requested Interest Period with respect to a proposed Eurodollar Rate Loan or in connection with an existing or proposed Base Rate Loan (in each case with respect to clause (i) above, "Impacted Loans"), or (ii) the Administrative Agent or the Required Lenders determine that for any reason the Eurodollar Rate for any requested Interest Period with respect to a proposed Eurodollar Rate Loan does not adequately and fairly reflect the cost to such Lenders of funding such Eurodollar Rate Loan, the Administrative Agent will promptly so notify the Borrower and each Lender.  Thereafter, (A) the obligation of the Lenders to make or maintain Eurodollar Rate Loans shall be suspended (to the extent of the affected Eurodollar Rate Loans or Interest Periods) and (B) in the event of a determination described in the preceding sentence with respect to the Eurodollar Rate component of the Base Rate, the utilization of the Eurodollar Rate component in determining the Base Rate shall be suspended, in each case until the Administrative Agent (upon the instruction of the Required Lenders) revokes such notice.  Upon receipt of such notice, the Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of Eurodollar Rate Loans (to the extent of the affected Eurodollar Rate Loans or Interest Periods) or, failing that, will be deemed to have converted such request into a request for a Borrowing of Base Rate Loans in the amount specified therein.

Notwithstanding the foregoing, if the Administrative Agent has made the determination described in clause (i) of this Section, the Administrative Agent, in consultation with the Borrower and the affected Lenders, may establish an alternative interest rate for the Impacted Loans, in which case such alternative rate of interest shall apply with respect to such Impacted Loans until (1) the Administrative Agent revokes the notice delivered with respect to the Impacted Loans under clause (i) of the first sentence of this Section, (2) the Administrative Agent notifies the Borrower or the Required Lenders notify the Administrative Agent and the Borrower that such alternative interest rate does not adequately and fairly reflect the cost to such Lenders of funding the Impacted Loans, or (3) any Lender determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for such Lender or its applicable Lending Office to make, maintain or fund Loans whose interest is determined by reference to such alternative rate of interest or to determine or charge interest rates based upon such rate or any Governmental Authority has imposed material restrictions on the authority of such Lender to do any of the foregoing and provides the Administrative Agent and the Borrower written notice thereof.

(b)           Notwithstanding anything to the contrary herein, if at any time the Administrative Agent determines (which determination shall be conclusive absent manifest error) that (i) the circumstances set forth in Section 3.03(a)(i) have arisen and such circumstances are unlikely to be temporary or (ii) such circumstances have not arisen but the supervisor for the administrator of ICE LIBOR or a Governmental Authority having jurisdiction over the Administrative Agent has made a public statement identifying a specific date after which ICE LIBOR shall no longer be used for determining interest rates for loans, then the Administrative Agent and the Borrower shall endeavor to establish an alternate rate of interest to the Eurodollar Rate that gives due consideration to the then prevailing market convention for determining a rate of interest for syndicated loans in the United States at such time, and shall enter into an amendment to this Agreement to reflect such alternate rate of interest and such other related changes to this Agreement as may be applicable (but for the avoidance of doubt, such related changes shall not include a reduction of the Applicable Rate); provided that, if such alternate rate of interest shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement. Notwithstanding anything to the contrary in this Section 3.03, such amendment shall become effective without any further action or consent of any other party to this Agreement so long as the Administrative Agent shall not have received, within five (5) Business Days of the date notice of amendment is provided to the Lenders and L/C Issuers, a written notice from the Required Lenders stating that such Required Lenders object to such amendment. Until an alternate rate of interest shall be determined in accordance with this Section 3.03(b) (but, in the case of the circumstances described in clause (ii) of the first sentence of this Section 3.03(b), only to the extent ICE LIBOR for such Interest Period is not available or published at such time on a current basis), (x) each Eurodollar Rate Loan will automatically, on the last day of the then existing Interest Period therefor, convert into a Base Rate Loan (or if such Loan is then a Base Rate Loan, will continue as a Base Rate Loan), (y) each L/C Borrowing will automatically, on the last day of the then existing Interest Period therefor, start bearing interest at a Base Rate, and (z) the obligation of the Lenders to make Loans, or to convert Loans into, Eurodollar Rate Loans, and of the L/C Issuers to issue Letters of Credit, shall be suspended until the Administrative Agent shall notify the Borrower, the Lenders and the L/C Issuers that the circumstances causing such suspension no longer exist.

3.04         Increased Costs; Reserves on Eurodollar Rate Loans.

(a)            Increased Costs Generally.  If any Change in Law shall:

(i)      impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (except any reserve requirement contemplated by Section 3.04(d)) or any L/C Issuer;

(ii)     subject any Recipient to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (d) of the definition of "Excluded Taxes" and (C) Connection Income Taxes) on its loans, loan principal commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii)    impose on any Lender or any L/C Issuer or the London interbank market any other condition, cost or expense affecting this Agreement or Eurodollar Rate Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender or such other Recipient of making, converting to, continuing or maintaining any Loan (or of maintaining its obligation to make any such Loan), or to increase the cost to such Lender or such L/C Issuer of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender or such other Recipient hereunder (whether of principal, interest or any other amount) then, subject to Section 3.04(e) and upon written request of such Lender or such other Recipient, the Borrower will pay to such Lender or other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender or other Recipient, as the case may be, for such additional costs incurred or reduction suffered.

Notwithstanding the foregoing, no Lender or such other Recipient shall be entitled to seek compensation pursuant to this Section 3.04(a) if it shall not be the general policy of such Lender or such other Recipient at such time to seek compensation from other similarly situated borrowers in respect of Contractual Obligations with such borrowers that provide for such compensation.

(b)           Capital Requirements.  If any Lender or any L/C Issuer determines that any Change in Law affecting such Lender or such L/C Issuer or any Lending Office of such Lender or such Lender's or such L/C Issuer's holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing (i) the rate of return on such Lender's or such L/C Issuer's capital or on the capital of such Lender's or such L/C Issuer's holding company, if any, as a consequence of this Agreement, or (ii) the Commitments of such Lender or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by such L/C Issuer, to a level below that which such Lender or such Lender's or such L/C Issuer's holding company could have achieved but for such Change in Law (taking into consideration such Lender's or such L/C Issuer's policies and the policies of such Lender's or such L/C Issuer's holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender or such L/C Issuer, as the case may be, such additional amount or amounts as will compensate such Lender or such L/C Issuer or such Lender's or such L/C Issuer's holding company for any such reduction suffered.

(c)           Delay in Requests.  Failure or delay on the part of any Lender or any L/C Issuer to demand compensation pursuant to the foregoing provisions of this Section 3.04 shall not constitute a waiver of such Lender's or such L/C Issuer's right to demand such compensation, provided that the Borrower shall not be required to compensate a Lender or a L/C Issuer pursuant to the foregoing provisions of this Section 3.04 for any increased costs incurred or reductions suffered more than one hundred eighty (180) days prior to the date that such Lender or such L/C Issuer, as the case may be, notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender's or such L/C Issuer's intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the one hundred eighty (180) day period referred to above shall be extended to include the period of retroactive effect thereof).

(d)           Reserves on Eurodollar Rate Loans.  The Borrower shall pay to each Lender, as long as such Lender shall be required to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency funds or deposits (currently known as "Eurocurrency liabilities"), additional interest on the unpaid principal amount of each Eurodollar Rate Loan equal to the actual costs of such reserves allocated to such Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive), which shall be due and payable on each date on which interest is payable on such Loans.

(e)           Certificates for Reimbursement.  A certificate of a Lender or a L/C Issuer setting forth (i) the amount or amounts necessary to compensate such Lender, such L/C Issuer or its holding company, as the case may be, as specified in clause (a), (b) or (d) of this Section and (ii) in reasonable detail the basis for calculation of such amount, shall be delivered to the Borrower and shall be conclusive absent manifest error.  The Borrower shall pay such Lender or such L/C Issuer the amount shown as due on any such certificate within (i) in the case of clauses (a) and (b), and, with respect to payments to a L/C Issuer, clause (d) above, ten (10) days after receipt thereof and (ii) in the case of clause (d), and with respect only to payments to a Lender, on the later of (A) ten (10) days after receipt thereof and (B) the immediately succeeding date on which interest is payable on such Loan and, thereafter, on each subsequent date on which interest is payable on such Loan, so long as such requirement remains in effect.

(f)            Exceptions.  No Loan Party is required to make an additional payment to a Lender under Sections 3.01(a), 3.01(b), and 3.01(c) above:

(i)      attributable to the willful breach by the relevant Lender or Recipient of any Law or regulation; or

(ii)     in respect of Tax imposed by the United Kingdom from a payment of interest on a Loan, if on the date on which the payment falls due:

(A) the payment could have been made to the relevant Lender without a Tax Deduction if the Lender had been a Qualifying Lender, but on that date that Lender is not or has ceased to be a Qualifying Lender other than as a result of (i) any change after the date it became a Lender under this Agreement in (or in the interpretation, administration or application of) any law or treaty or any published practice or published concession of any relevant taxing authority; or (ii) the Borrower changing its jurisdiction of tax residence.

(B) the relevant Lender is a Qualifying Lender solely by virtue of clause (a)(ii) of the definition of "Qualifying Lender" and:

(x)        an officer of the HMRC has given (and not revoked) a direction (a "Direction") under section 931 of the ITA which relates to the payment and that Lender has received from the Borrower making the payment or from the Company a certified copy of that Direction; and

(y)       the payment could have been made to the Lender without any Tax Deduction if that Direction had not been made; or

(C) the relevant Lender is a Qualifying Lender solely by virtue of clause (a)(ii) of the definition of "Qualifying Lender" and:

(x)        the relevant Lender has not given a Tax Confirmation to the Company; and

(y)       the payment could have been made to the Lender without any Tax Deduction if the Lender had given a Tax Confirmation to the Company, on the basis that the Tax Confirmation would have enabled the Borrower to have formed a reasonable belief that the payment was an "excepted payment" for the purpose of section 930 of the ITA.

3.05         Compensation for Losses.  Upon written demand of an affected Lender (with a copy to the Administrative Agent) (which demand shall set forth in reasonable detail the basis for requesting such amount and, absent manifest error, the amount requested shall be final and prima facie evidence) from time to time, the Borrower shall promptly compensate such Lender for and hold such Lender harmless from any loss, cost or expense incurred by it as a result of:

(a)           any continuation, conversion, payment or prepayment of any Loan other than a Base Rate Loan on a day other than the last day of the Interest Period for such Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise);

(b)           any failure by the Borrower (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, continue or convert any Loan other than a Base Rate Loan on the date or in the amount notified by the Borrower; or

(c)            any assignment of a Eurodollar Rate Loan on a day other than the last day of the Interest Period therefor as a result of a request by the Borrower pursuant to Section 11.13;

including any loss of anticipated profits and including any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan or from fees payable to terminate the deposits from which such funds were obtained.  The Borrower shall also pay any customary administrative fees charged by such Lender in connection with the foregoing.

For purposes of calculating amounts payable by the Borrower to the Lenders under this Section 3.05, each Lender shall be deemed to have funded each Eurodollar Rate Loan made by it at the Eurodollar Rate for such Loan by a matching deposit or other borrowing in the London interbank eurodollar market for a comparable amount and for a comparable period, whether or not such Eurodollar Rate Loan was in fact so funded. This Section 3.05 shall not apply to Taxes which shall be governed by Section 3.01.

3.06         Mitigation Obligations; Replacement of Lenders.

(a)           Designation of a Different Lending Office.  Each Lender may fund or book any Loan to the Borrower through any Lending Office, provided that the exercise of this option shall not affect the obligation of the Borrower to repay the Loan in accordance with the terms of this Agreement.  If any Lender requests compensation under Section 3.04, or requires the Borrower to pay any Indemnified Taxes or additional amounts to any Lender, any L/C Issuer or any Governmental Authority for the account of any Lender or any L/C Issuer pursuant to Section 3.01, or if any Lender gives a notice pursuant to Section 3.02, then at the request of the Borrower such Lender or such L/C Issuer shall, as applicable, use reasonable efforts (which shall not require such Lender or L/C Issuer to incur an unreimbursed loss or unreimbursed cost or expense or otherwise take any action inconsistent with its internal policies or legal or regulatory restrictions or suffer any disadvantage or burden deemed by it to be significant) to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender or such L/C Issuer, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.01 or 3.04, as the case may be, in the future, or eliminate the need for the notice pursuant to Section 3.02, as applicable, and (ii) in each case, would not subject such Lender or such L/C Issuer, as the case may be, to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender or such L/C Issuer, as the case may be.  The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender or any L/C Issuer in connection with any such designation or assignment.

(b)            Replacement of Lenders.  If any Lender requests compensation under Section 3.04, or if the Borrower is required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, and in each case, such Lender has declined or is unable to designate a different Lending Office in accordance with Section 3.06(a), then the Borrower may replace such Lender in accordance with Section 11.13.

3.07         Survival.  All of the Borrower's obligations under this Article III shall survive termination of the Aggregate Commitments, repayment of all other Obligations hereunder, and resignation of the Administrative Agent.

3.08         VAT.

(a)           All amounts expressed to be payable under a Loan Document by any party hereto to a Recipient which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply and, accordingly, subject to Section 3.08(b) below; if VAT is or becomes chargeable on any supply made by any Recipient to any party hereto under a Loan Document and such Recipient is required to account to the relevant tax authority for the VAT, that party hereto must pay to such Recipient (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and such Recipient must promptly provide an appropriate VAT invoice to that party).

(b)           If VAT is or becomes chargeable on any supply made by any Recipient (the "Supplier") to any other Recipient (the "VAT Recipient") under a Loan Document, and any party hereto other than the VAT Recipient (the "Relevant Party") is required by the terms of any Loan Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the VAT Recipient in respect of that consideration):

(i)      where the Supplier is the person required to account to the relevant tax authority for the VAT, the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT and the VAT Recipient must (where this clause (i) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the VAT Recipient receives from the relevant tax authority which the VAT Recipient reasonably determines relates to the VAT chargeable on that supply; and

(ii)     where the VAT Recipient is the person required to account to the relevant tax authority for the VAT, the Relevant Party must promptly, following written demand from the VAT Recipient, pay to the VAT Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the VAT Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(c)           Where a Loan Document requires any party hereto to reimburse or indemnify a Recipient for any cost or expense, that party shall reimburse or indemnify (as the case may be) such Recipient for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Recipient reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(d)           Any reference in this Section 3.08 to any party hereto shall, at any time when such party is treated as a member of a group or unity (or fiscal unity) for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated at that time as making the supply, or (as appropriate) receiving the supply, under the grouping rules (provided for in Article 11 of Council Directive 2006/112/EC (or as implemented by the relevant member state of the European Union) or any other similar provision in any jurisdiction which is not a member state of the European Union), so that a reference to a party shall be construed as a reference to that party or the relevant group or unity (or fiscal unity) of which that party is a member for VAT purposes at the relevant time or the relevant representative member (or head) of that group or unity (or fiscal unity) at the relevant time (as the case may be).

(e)           In relation to any supply made by a Recipient to any party hereto under a Loan Document, if reasonably requested by such Recipient, that party must promptly provide such Recipient with details of that party's VAT registration and such other information as is reasonably requested in connection with such Recipient's VAT reporting requirements in relation to such supply.

ARTICLE IV
CONDITIONS PRECEDENT TO BORROWINGS

4.01         Conditions of Initial Borrowing.  The obligation of each L/C Issuer and each Lender to make its initial Credit Extension hereunder is subject to satisfaction of the following conditions precedent and each of the conditions precedent set forth in Section 4.02:

(a)           The Administrative Agent's receipt of the following, each of which shall be originals or telecopies or "pdf" or similar electronic copies (followed promptly by originals) unless otherwise specified, each properly executed by a Responsible Officer of the signing Loan Party, each dated the Closing Date (or, in the case of certificates of governmental officials, a recent date before the Closing Date) and each in form and substance satisfactory to the Administrative Agent and each of the Lenders:

(i)      executed counterparts of this Agreement, sufficient in number for distribution to the Administrative Agent, each Lender and the Borrower;

(ii)     a Note in the amount of the Commitment of each Lender executed by the Borrower in favor of such Lender requesting a Note;

(iii)    pledge agreements (or amendments to pledge agreements, as applicable) substantially in the form attached as Exhibit H (the "Initial Pledge Agreements"), duly executed by the Equity Pledgors and all other parties thereto in respect of all Equity Interests in the entities identified in clause (a) of the definition of the term "Guarantors", together with such documentation required to be delivered under such Initial Pledge Agreements on their signing date;

(iv)    each Fee Letter, duly executed by the Borrower;

(v)    executed counterparts of the Resignation, Assignment and Assumption Agreement, sufficient in number for distribution to the Administrative Agent, each Lender and the Borrower;

(vi)   a certificate signed by a Responsible Officer substantially in the form of Exhibit I, with appropriate insertions and attachments, (A) certifying (1) the identity (including specimen signatures), authority and capacity of the Responsible Officer of each Loan Party authorized to act as a Responsible Officer in connection with each Loan Document to which such Loan Party is a party, (2) the authority of each Loan Party to execute, deliver, perform and observe the terms and conditions of each Loan Document to which such Loan Party is a party, (3) the due organization or formation, as applicable, of each Loan Party, (4) the Solvency of the Loan Parties and (5) the absence of any event or circumstance since the Audited Financial Statements for the fiscal year ended December 31, 2017 that has had or would reasonably be expected to have, a Material Adverse Effect; and (B) to the extent applicable, attaching copies of the Organizational Documents of each Loan Party, the documents and certifications evidencing that each Loan Party is validly existing, in good standing (as applicable) and qualified to engage in business in the place of its organization or formation, all consents, licenses and approvals required in connection with the execution, delivery and performance by each Loan Party and the validity against such Loan Party of the Loan Documents to which it is a party, and stating that such Organizational Documents, documents and certifications, consents, licenses and approvals are in full force and effect;

(vii)    the following legal opinions (with sufficient copies thereof for each addressee):

(A)         an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, New York counsel to the Loan Parties, addressed to, and in form and substance satisfactory to, the Administrative Agent and each Lender party to this Agreement on the Closing Date;

(B)          an opinion of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, English counsel to the Loan Parties, addressed to, and in form and substance satisfactory to, the Administrative Agent and each Lender party to this Agreement on the Closing Date;

(C)         an opinion of Santamarina y Steta, S.C., Mexican counsel to the Loan Parties, addressed to, and in form and substance satisfactory to, the Administrative Agent and each Lender party to this Agreement on the Closing Date;

(D)         an opinion of Miranda & Amado Abogados, Peruvian counsel to the Loan Parties, addressed to, and in form and substance satisfactory to, the Administrative Agent and each Lender party to this Agreement on the Closing Date; and

(E)          an opinion of J&A Garrigues, S.L.P., Spanish counsel to the Loan Parties, addressed to, and in form and substance satisfactory to, the Administrative Agent and each Lender party to this Agreement on the Closing Date;

(viii)  evidence of the irrevocable appointment and acceptance by the Process Agent of its appointment by the Borrower and each other Loan Party pursuant to Section 11.14(d) (including, in the case of any Mexican Guarantor, an irrevocable power of attorney for lawsuits and collections (pleitos y cobranzas) granted by such Mexican Guarantor before a Mexican notary public and apostilled in favor of the Process Agent, in form and substance satisfactory to the Lenders, appointing such Process Agent, and such power of attorney shall have been duly notarized in accordance with, and shall otherwise comply with, Mexican law); and

(ix)     an electronic extract (nota simple telemática) issued by the relevant Spanish Mercantile Registry and dated no earlier than fifteen (15) days prior to the Closing Date in respect of each Spanish Guarantor.

(b)           (i) All fees and reasonable and documented costs and expenses required to be paid to the Agents and the Joint Lead Arrangers and Joint Bookrunners on or before the Closing Date shall have been paid (including the reasonable and documented fees, charges and disbursements of counsel to the Administrative Agent and the Joint Lead Arrangers and Joint Bookrunners (subject to such caps on fees separately agreed); provided, that at the request of the Borrower such fees and expenses shall be invoiced to the Borrower or any Subsidiary thereof) and (ii) all reasonable and documented fees, costs and expenses required to be paid to the Lenders on or before the Closing Date shall have been paid.

(c)            The Lenders and the Administrative Agent shall have received, to the extent requested in writing, on or before the date which is five (5) Business Days prior to the Closing Date, all documentation and other information required by bank regulatory authorities under applicable "know your customer" and anti‑money laundering rules and regulations, including the Patriot Act.

(d)           No event, circumstance or change shall have occurred since the date of the Audited Financial Statements for the fiscal year ended December 31, 2017 that has resulted, or could reasonably be expected to result in, either in any case or in the aggregate, a Material Adverse Effect.

(e)            The Loan Parties, together with their respective Subsidiaries on a consolidated basis and taken as a whole shall be, and after the making of the Loans under this Agreement and the other transactions contemplated by the Loan Documents shall be, Solvent.

(f)            [reserved].

(g)           Evidence that all Indebtedness incurred under, or in connection with, the Existing Credit Facility and each Swap Contract entered into in connection therewith, has been repaid and discharged in full, and that the Existing Credit Facility and each Swap Contract entered into in connection therewith have been terminated.

(h)           Evidence that:

(i)            except for such actions permitted to be taken after the Closing Date pursuant to Sections 6.14(a) and 6.14(b), the Liens or other security interests created by or pursuant to, or purported to be created by or pursuant to, the Collateral Documents have been duly created and perfected as valid and enforceable first priority Liens in all the Collateral (subject to Liens permitted under Section 7.01 that are mandatorily preferred by Law), including evidence that each Collateral Document required to be registered has been duly registered in accordance with the terms thereof;

(ii)           except for such actions permitted to be taken after the Closing Date pursuant to Sections 6.14(a) and 6.14(b), all documents that the Loan Parties or the Secured Parties (as required under applicable Law) are required to file, register, notarize, legalize, consularize or record (including, where applicable, appropriately completed and filed UCC financing statements) in order to create, perfect and, where applicable, register each Lien or other security interest created by or pursuant to, or purported to be created by or pursuant to, the Collateral Documents as a valid and enforceable first priority Lien in all the Collateral (subject to Liens permitted under Section 7.01 that are mandatorily preferred by Law) have been properly filed, registered, notarized, obtained or recorded in each office of each jurisdiction in which such filings, registrations, notarizations, legalizations, consularizations or recordations are required and any other action required to perfect such Lien or security interest as a first priority Lien (subject to Liens permitted under Section 7.01 that are mandatorily preferred by Law) has been taken;

(iii)          except for such actions permitted to be taken after the Closing Date pursuant to Sections 6.14(a) and 6.14(b), all notices and acknowledgements required to be delivered and/or obtained by the Loan Parties for each Lien or other security interest created by or pursuant to, or purported to be created by or pursuant to, the Collateral Documents to be created and perfected as a valid and enforceable first priority Lien in all the Collateral (subject to Liens permitted under Section 7.01 that are mandatorily preferred by Law) have been delivered and obtained (as applicable);

(iv)          with respect to the Initial Pledge Agreement governed by Mexican Law; (x) such Initial Pledge Agreement has been amended and restated (A) to recognize the Collateral Agent as pledgee and (B) to guarantee the Loan Parties’ obligations created under the Loan Documents, (y) the corresponding Equity Pledgors have endorsed in pledge (endosado en prenda) their Equity Interests in ACT Holding, S.A. de C.V. on behalf of the Collateral Agent, and (z) such Initial Pledge Agreement has been ratified before a notary public and registered in the Sole Registry of Guaranties Over Goods (Registro Único de Garantías Mobiliarias) and in the shareholders’ registry book (Libro de Registro de Accionistas) of ACT Holding, S.A. de C.V.

Without limiting the generality of the provisions of Section 9.03(c), for purposes of determining compliance with the conditions specified in this Section 4.01, each Lender party to this Agreement on the Closing Date shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent received notice from such Lender prior to the Closing Date specifying its objection thereto.

4.02         Conditions to all Credit Extensions.  The obligation of each Lender to honor any Request for Credit Extension is subject to the following conditions precedent:

(a)            The representations and warranties of each Loan Party contained in Article V or any other Loan Document, or which are contained in any document furnished at any time under or in connection herewith or therewith, shall be (i) if such representation and warranty is qualified as to materiality or by reference to the existence of a Material Adverse Effect, true and correct to the extent of such qualification as of the date of such Credit Extension, or (ii) if such representation and warranty is not so qualified, true and correct in all material respects on and as of the date of such Credit Extension, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct as of such earlier date, except that for purposes of this Section 4.02, the representations and warranties contained in Sections 5.05(a) and 5.05(b) shall be deemed to refer to the most recent statements furnished pursuant to Section 6.01(a) and Section 6.01(b), respectively.

(b)           No Default or Event of Default shall have occurred and be continuing or would result from such Credit Extension or from the application of proceeds therefrom.

(c)           The Administrative Agent and, if applicable, the applicable L/C Issuer shall have received a Request for Credit Extension in accordance with the requirements set forth in this Agreement.

(d)           Subject to the proviso below, no Material Non-Recourse Subsidiary shall have (i) failed to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) after giving effect to any grace or any cure periods, in respect of any Indebtedness (other than Indebtedness hereunder), or (ii) failed to observe or perform any other agreement or condition relating to any Indebtedness (other than Indebtedness hereunder) having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than the applicable Threshold Amount beyond the period of grace, if any, provided in the instrument or agreement evidencing, securing or relating thereto, or any other event shall have occurred, the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause, with the giving of notice if required, such Indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity, or cash collateral in respect thereof to be demanded, and in each case, such default or event is continuing; provided, however, that the condition set forth in this Section 4.02(d) shall not be required to be satisfied in connection with any Request for Credit Extension if (A) the relevant event described in clause (i) or (ii) above ceases to exist or (B) following the occurrence of any such default or event with respect to any such Indebtedness of any Material Non-Recourse Subsidiary (x) such Material Non-Recourse Subsidiary shall have made a Restricted Payment in compliance with its Contractual Obligations, and (y) the Borrower is in compliance with Section 7.11 as of the end of the most recently ended fiscal quarter of the Borrower following the occurrence of such default or event, as evidenced in the Compliance Certificate delivered by the Borrower pursuant to Section 6.02(b) with respect to such fiscal quarter of the Borrower.

(e)           With respect to any Credit Extension, except for the first Credit Extension, evidence that each of the actions described in Sections 6.14(a) and 6.14(b) have been effectively taken.

Each Request for Credit Extension (other than a Committed Loan Notice requesting only a conversion of Loans to the other Type or a continuation of Eurodollar Rate Loans) submitted by the Borrower shall be deemed to be a representation and warranty that the conditions specified in Section 4.02 have been satisfied on and as of the date of the applicable Credit Extension.

ARTICLE V
REPRESENTATIONS AND WARRANTIES

Each Loan Party represents and warrants to the Administrative Agent, the Lenders and the L/C Issuers as of the date of this Agreement, as of the date of each Borrowing and as of the date of each L/C Credit Extension, that:

5.01         Existence, Qualification and Power.  Each Loan Party and each of its Subsidiaries (other than Immaterial Subsidiaries):  (a) is duly organized or formed, validly existing and, as applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization, (b) has all requisite power and authority and all requisite governmental licenses, authorizations, consents and approvals to (i) own or lease its assets and carry on its business and (ii) execute, deliver and perform its obligations under the Loan Documents to which it is or is to be a party, (c) is duly qualified and is licensed and, as applicable, in good standing under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification or license; except in each case referred to in clause (b)(i) or (c), to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect and (d) for the purposes of The Council of the European Union Regulation No. 1346/2000 on Insolvency Proceedings (the "Regulation"), in relation to each Loan Party incorporated in a country which has adopted the Regulation, its center of main interest (as that term is used in Article 3(1) of the Regulation) is situated in its jurisdiction of incorporation or organization and it has no "establishment" (as that term is used in Article 2(h) of the Regulation) in any other jurisdiction.

5.02         Authorization; No Contravention.  The execution, delivery and performance by each Loan Party of each Loan Document to which such Person is or is to be a party have been duly authorized by all necessary corporate or other organizational action, and do not and will not:  (a) contravene the terms of any of such Person's Organization Documents; (b) conflict with or result in any breach or contravention of, or the creation of any Lien under, or require any payment to be made under (i) any Contractual Obligation to which such Person or any of its Subsidiaries is a party or affecting such Person or any of its Subsidiaries or the properties of such Person or any of its Subsidiaries or (ii) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Person or any of its Subsidiaries or the properties of such Person or any of its Subsidiaries is subject; or (c) violate any Law.  Each Loan Party is in compliance with all Contractual Obligations referred to in clause (b)(i) except to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect.

5.03         Governmental Authorization; Other Consents.  No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with (a) the execution, delivery or performance by, or enforcement against, any Loan Party of this Agreement or any other Loan Document, (b) the grant by any Loan Party of the Liens granted by it pursuant to the Collateral Documents, (c) the perfection or maintenance of the Liens created under the Collateral Documents (including the first priority nature thereof) or (d) the exercise by the Administrative Agent, the Collateral Agent, any Lender or any L/C Issuer of its rights under the Loan Documents or the remedies in respect of the Collateral pursuant to the Collateral Documents, except for (i) the authorizations, approvals, actions, notices and filings listed on Schedule 5.03, all of which have been duly obtained, taken, given or made and are in full force and effect and (ii) filings and recordings in respect of Liens created pursuant to the Collateral Documents to be made following the Closing Date pursuant to Section 6.14.

5.04         Binding Effect.  This Agreement has been, and each other Loan Document, when delivered hereunder, will have been, duly executed and delivered by each Loan Party that is party thereto.  Subject to the Legal Reservations, this Agreement constitutes, and each other Loan Document when so delivered will constitute, a legal, valid and binding obligation of such Loan Party, enforceable against each Loan Party that is party thereto in accordance with its terms.

5.05         Financial Statements; No Material Adverse Effect.

(a)           The Audited Financial Statements for the fiscal year ended December 31, 2017 (i) were prepared in accordance with IFRS consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; and (ii) fairly present, in all material respects, the consolidated financial condition of the Borrower and its Subsidiaries as of the date thereof and their results of operations, cash flows and changes in shareholders' equity for the period covered thereby in accordance with IFRS consistently applied throughout the period covered thereby, except as otherwise expressly noted therein.

(b)           The unaudited consolidated balance sheets of the Borrower and its Subsidiaries dated March 30, 2018, and the related consolidated statements of income or operations, shareholders' equity and cash flows for the fiscal quarter ended on that date, (i) were prepared in accordance with IFRS consistently applied throughout the period covered thereby, except as otherwise expressly noted therein, and (ii) fairly present, in all material respects, the financial condition of the Borrower and its Subsidiaries as of the date thereof and their results of operations, cash flows and changes in shareholders' equity for the period covered thereby, subject, in the case of clauses (i) and (ii), to the absence of footnotes and to normal year-end audit adjustments.  Schedule 5.05 sets forth all material Indebtedness for Borrowed Money, of the Borrower and its consolidated Subsidiaries as of the date of such financial statements.

(c)           Since December 31, 2017, there has been no event or circumstance, either individually or in the aggregate, that has had or would reasonably be expected to have a Material Adverse Effect.

(d)           The consolidated forecasted balance sheets, statements of income and cash flows of the Borrower and its Subsidiaries delivered pursuant to Section 4.01 or Section 6.01 were prepared in good faith on the basis of the assumptions stated therein, which assumptions were reasonable in light of the conditions existing at the time of delivery of such forecasts, and represented, at the time of delivery, the Borrower's best estimate of its future financial condition and performance, it being understood that such forecasts are not to be viewed as facts and are subject to significant uncertainties and contingencies, many of which may be beyond the control of the Borrower and its Subsidiaries (and that may be material) and that no assurance can be given that any such forecast will be realized.

5.06         Litigation.  There are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Loan Parties after due inquiry, threatened or contemplated, at law, in equity, in arbitration or before any Governmental Authority, by or against any Loan Party or any of its Subsidiaries or against any of their properties or revenues that (a) would, either individually or in the aggregate, reasonably be expected to have a material adverse effect upon or with respect to this Agreement or any other Loan Document, or (b) either individually or in the aggregate, which, if there is a reasonable possibility of an adverse determination and if determined adversely, would reasonably be expected to have a Material Adverse Effect.

5.07         No Default.  No Default exists or would be reasonably expected to result from the incurring of any Obligations by any Loan Party or from the grant or perfection of the Liens in favor of the Secured Parties on the Collateral.  No Loan Party or any of its Subsidiaries is in default under or with respect to, or a party to, any Contractual Obligation that would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  No Default has occurred and is continuing or would result from the consummation of the transactions contemplated by this Agreement or any other Loan Document.

5.08         Ownership of Property; Liens; Investments.

(a)            Each Loan Party and each of its respective Subsidiaries has good, legal and valid title to, or valid leasehold interests in, all real property necessary or used in the ordinary conduct of its business, except for where the failure to have such good title or interest in such property would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)           As of the Closing Date, the property of each Loan Party is subject to no Liens, other than Liens set forth on Schedule 5.08(b), and as otherwise permitted by Section 7.01.

(c)           Schedule 5.08(c) sets forth all Investments held by any Loan Party as of the Closing Date, showing as of the date hereof the amount, obligor or issuer and maturity, if any, thereof.

5.09         Environmental Compliance.  The Loan Parties and their respective Subsidiaries:  (a) are, and within the period of all applicable statutes of limitation have been, in compliance with all applicable Environmental Laws (except in such instances in which (i) such requirement of Environmental Law is being contested in good faith by appropriate proceedings diligently conducted and (ii) the failure to comply therewith, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect); (b) hold all Environmental Permits (each of which is in full force and effect) required for any of their current or intended operations or for any property owned, leased, or otherwise operated by any of them, except to the extent that failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (c) are, and within the period of all applicable statutes of limitation have been, in compliance with all of their Environmental Permits, except to the extent that failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (d) to the extent within the control of the Loan Parties and their respective Subsidiaries, each of their Environmental Permits will be timely renewed and complied with, any additional Environmental Permits that may be required of any of them will be timely obtained and complied with, without material expense, and compliance with any Environmental Law that is or is expected to become applicable to any of them will be timely attained and maintained, without material expense, in each case, except to the extent that failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.10         Insurance.  All insurance required pursuant to Section 6.07 has been obtained and is in full force and effect.

5.11         Taxes.  Each Loan Party and its Subsidiaries has filed all material Tax returns and reports required to be filed, and has timely paid all material Taxes including in its capacity as a withholding agent, levied or imposed upon it or its properties, income or assets otherwise due and payable, except those which are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with IFRS.

5.12         ERISA Compliance.

(a)            Each Plan is in compliance in all material respects with the applicable provisions of ERISA, the Code and other U.S. Federal or state laws.  Except as would not reasonably be expected to have a Material Adverse Effect, each Pension Plan that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service to the effect that the form of such Plan is qualified under Section 401(a) of the Code and the trust related thereto has been determined by the Internal Revenue Service to be exempt from federal income tax under Section 501(a) of the Code, or an application for such a letter is currently being processed by the Internal Revenue Service.  To the best knowledge of the Borrower, nothing has occurred that would prevent or cause the loss of such tax-qualified status.

(b)           There are no pending or, to the best knowledge of the Borrower, threatened in writing, claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Plan that has resulted or would reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect.

(c)           (i) No ERISA Event has occurred, and neither the Borrower nor any ERISA Affiliate is aware of any fact, event or circumstance that would reasonably be expected to constitute or result in an ERISA Event with respect to any Pension Plan or Multiemployer Plan; (ii) as of the most recent valuation date for any Pension Plan, the funding target attainment percentage (as defined in Section 430(d)(2) of the Code) is 80% or higher and neither the Borrower nor any ERISA Affiliate knows of any facts or circumstances that could reasonably be expected to cause the funding target attainment percentage for any such plan to drop below 80% as of the most recent valuation date; (iii) neither the Borrower nor any ERISA Affiliate has incurred any liability to the PBGC other than for the payment of premiums, and there are no premium payments which have become due that are unpaid; (iv) neither the Borrower nor any ERISA Affiliate has engaged in a transaction that could be subject to Section 4069 or Section 4212(c) of ERISA; and (v) no Pension Plan has been terminated by the plan administrator thereof nor by the PBGC, and no event or circumstance has occurred or exists that could reasonably be expected to cause the PBGC to institute proceedings under Title IV of ERISA to terminate any Pension Plan.

5.13         Subsidiaries; Equity Interests; Loan Parties.  As of the Closing Date, the Borrower has no Subsidiaries other than those specifically disclosed in Schedule 5.13, and all of the outstanding Equity Interests in such Subsidiaries have been validly issued, are fully paid and non-assessable, are not subject to any option to purchase or similar rights, and are legally and beneficially owned by a Loan Party in the amounts specified on Schedule 5.13 free and clear of all Liens except those created under the Collateral Documents and Liens permitted hereunder.

5.14         Margin Regulations; Investment Company Act.

(a)           The Borrower is not engaged and will not engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the FRB), or extending credit for the purpose of purchasing or carrying margin stock.  No portion of the proceeds of any Credit Extension shall be used in any manner, whether directly or indirectly, that causes or could reasonably be expected to cause, such Credit Extension or the application of such proceeds to violate Regulation T, Regulation U or Regulation X of the Board of Governors or any other regulation thereof or to violate the Exchange Act.

(b)            No Loan Party is or is required to be registered as an "investment company" under the Investment Company Act of 1940, as amended.

5.15         Disclosure.  The Borrower has disclosed to the Administrative Agent and the Lenders all agreements, instruments and corporate or other restrictions to which it or any other Loan Party is subject, and all other matters known to it, that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect.  No report, financial statement, certificate or other information furnished in writing (taken as a whole) by or on behalf of any Loan Party to the Administrative Agent or any Lender in connection with the transactions contemplated hereby and the negotiation of this Agreement or delivered hereunder or under any other Loan Document, at the Closing Date or at the time furnished, contains any material misstatement of fact or omitted to state any material fact necessary to make the statements therein, taken as a whole and in the light of the circumstances under which they were made, not misleading (after giving effect to all supplements so furnished prior to such time); provided that, with respect to projected financial information, the Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time, it being understood that such forecasts are not to be viewed as facts and are subject to significant uncertainties and contingencies, many of which may be beyond the control of the Borrower and its Subsidiaries (and that may be material) and that no assurance can be given that any such forecast will be realized.

5.16         Compliance with Laws.  Each Loan Party and each of its Subsidiaries is in compliance with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its properties, except in such instances in which the failure to comply therewith, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

5.17         Intellectual Property; Licenses, Etc.  Each Loan Party possesses all material franchises, patents, trademarks, trade names, licenses and permits, and rights in respect of the foregoing, adequate for the conduct of its business substantially as now conducted except where in any such case any such conflict would not have a Material Adverse Effect, without known conflict with any rights of others.

5.18         Solvency.  The Loan Parties, together with their respective Subsidiaries on a consolidated basis and taken as a whole, are Solvent.

5.19         Collateral Documents.  Subject to the Legal Reservations, the provisions of each of the Collateral Documents are effective to create in favor of the Collateral Agent, for the benefit of the Secured Parties, a legal, valid and enforceable first priority security interest in all right, title and interest of the Loan Parties in the Collateral described therein (subject only to Liens permitted by Section 7.01) and:

(a)           with respect to any Collateral Document that is governed by English law, following the registration of such Collateral Document in the Companies House, the consummation of the other actions, recordings and filings required pursuant to Section 6.14(a), the security interest created or granted under such Collateral Document shall be perfected pursuant to applicable Laws; and

(b)           with respect to any Collateral Document that is governed by Peruvian law, upon consummation of the actions, recordings and filings required pursuant to Section 6.14(b), the security interest created or granted under such Collateral Document shall be perfected pursuant to applicable Laws.

5.20         OFAC; Anti-Terrorism.  None of the Borrower, any of its Subsidiaries, or to the knowledge of the Borrower any director, officer, employee or agent, of the Borrower or any of its Subsidiaries, (a) is a Prohibited Person, (b) is or has been the subject to any claim, proceeding, formal notice or investigation with respect to Sanctions, (c) has engaged or is engaging, directly or knowingly indirectly, in any trade, business or other activities with or for the benefit of any Prohibited Person in violation of applicable Sanctions, or (d) is otherwise in breach of any applicable Sanctions.  No Loan Party nor, to the knowledge of the Borrower, any of their respective officers, directors, or agents of them (x) has violated applicable provisions of the Patriot Act or any other applicable Laws relating to terrorism or money laundering.

5.21         Foreign Corrupt Practices Act, Etc.  Each of the Loan Parties and, to the best of the Borrower's knowledge, their respective directors, officers, employees and any Person acting for or on behalf of such Loan Party, is in compliance with the U.S. Foreign Corrupt Practices Act (the "FCPA") and any other applicable anti‑bribery or anti-corruption law.  No part of the proceeds of the Loans will be used, directly or, to the Borrower's knowledge, indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the FCPA.  To the extent applicable, each Loan Party is in compliance, in all respects, with the (x) Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (y) the Patriot Act.

5.22         Anti-Corruption Laws.  Each Loan Party and its Subsidiaries has instituted and maintains policies and procedures reasonably designed to promote and achieve compliance with anti-corruption laws and have conducted their businesses in compliance with applicable anti-corruption laws.

5.23         Restricted Payments.  As of the Closing Date, no Contractual Obligation limits the ability of any Subsidiary of the Borrower to make Restricted Payments, directly or through one or more intermediate Subsidiaries of the Borrower, to the Borrower or to otherwise transfer property to or invest in the Borrower, except customary restrictions and conditions which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

5.24         Cash Collateral.  As of the Closing Date, no Contractual Obligation limits the ability of the Borrower to provide Cash Collateral upon the occurrence of any of the events described in Section 2.03(l), except for those Contractual Obligations of the Borrower in effect on the date hereof and set forth in Schedule 5.24.

ARTICLE VI
AFFIRMATIVE COVENANTS

So long as any Lender shall have any Commitment hereunder, or any Loan or other Obligation hereunder shall remain unpaid or unsatisfied (other than Obligations in respect of indemnification, expense reimbursement, tax gross up or any contingent obligations, in each case, for which no claim has been made) or any Letter of Credit shall remain outstanding, the Borrower shall, and each other Loan Party shall (except in the case of the covenants set forth in Sections 6.01, 6.02, 6.03, 6.11 and 6.16):

6.01         Financial Statements.  Deliver to the Administrative Agent for further distribution to the Lenders:

(a)            as soon as available, but in any event within one hundred twenty (120) days (or earlier as may be required for the filing of the Borrower's financial statements by the SEC) after the end of each fiscal year of the Borrower, a consolidated balance sheet of the Borrower and its Subsidiaries as of the end of such fiscal year, and the related consolidated statements of income or operations, changes in shareholders' equity, and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and prepared in accordance with IFRS, such consolidated statements to be audited and accompanied by a report and opinion of an independent certified public accountant of nationally recognized standing, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any "going concern" or like qualification or exception or any qualification or exception as to the scope of such audit;

(b)           as soon as available, but in any event within sixty (60) days (or earlier as may be required for the filing of the Borrower's financial statements by the SEC) after the end of each of the first three fiscal quarters of each fiscal year of the Borrower, a consolidated balance sheet of the Borrower and its Subsidiaries as of the end of such fiscal quarter, and the related consolidated statements of income or operations, changes in shareholders' equity, and cash flows for such fiscal quarter and for the portion of the Borrower's fiscal year then ended, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year, all in reasonable detail, such consolidated statements to be certified by the chief executive officer, chief financial officer, treasurer or controller of the Borrower as fairly presenting the financial condition, results of operations, shareholders' equity and cash flows of the Borrower and its Subsidiaries in accordance with IFRS, subject only to normal year-end audit adjustments and the absence of footnotes; and

(c)           as soon as available, but in any event at least fifteen (15) days after the end of each fiscal year of the Borrower, an Officer's Certificate certifying as to the list of names of all Immaterial Subsidiaries for the preceding fiscal quarter, that each Subsidiary set forth on such list individually qualifies as an Immaterial Subsidiary and that all such Subsidiaries in the aggregate do not exceed the limitations set forth in the definition "Immaterial Subsidiary".

6.02         Certificates; Other Information.  Deliver to the Administrative Agent for further distribution to the Lenders:

(a)           concurrently with the delivery of the financial statements referred to in Section 6.01(a), a duly completed Compliance Certificate signed by the chief executive officer, chief financial officer, treasurer or controller of the Borrower (in its capacity as such); and stating that in making the examination necessary therefor no knowledge was obtained of any Default or, if any such Default shall exist, stating the nature and status of such event;

(b)           concurrently with the delivery of the financial statements referred to in Sections 6.01(a) and 6.01(b) a certificate by the Responsible Officer confirming compliance with the Leverage Ratio and the Debt Service Coverage Ratio for the most recently ended fiscal quarter and providing for a detailed calculation of such financial ratios;

(c)           promptly after the same are available, copies of all annual, regular, periodic and special reports and registration statements which the Borrower may file or be required to file with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934, or with any national securities exchange, and in any case not otherwise required to be delivered to the Administrative Agent pursuant hereto;

(d)           promptly, and in any event within fifteen (15) Business Days after receipt thereof by any Loan Party or any Subsidiary thereof, copies of each notice or other correspondence received from the SEC (or comparable agency in any applicable non-U.S. jurisdiction) concerning any investigation or possible investigation or other inquiry by such agency regarding financial or other operational results of any Loan Party or any Subsidiary thereof;

(e)           promptly after any request of the Collateral Agent, any information the Collateral Agent may require regarding the Collateral and the compliance of the Loan Parties with the terms of any Collateral Document;

(f)            promptly upon the Borrower no longer having a restriction under any of its Contractual Obligations identified in Schedule 5.24 to provide Cash Collateral pursuant to Section 2.03(l), deliver a written notice to the Administrative Agent rescinding each Cash Collateral Certificate then in effect;

(g)           promptly after any request of the Administrative Agent, all documentation and other information required by the Administrative Agent, the Collateral Agent or any Lender in order for such Person to comply with applicable "know your customer" and anti‑money laundering rules and regulations, including the Patriot Act; and

(h)           documents required to be delivered pursuant to Section 6.01(a) or 6.01(b) or Section 6.02(c) (to the extent any such documents are included in materials otherwise filed with the SEC) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which the Borrower posts such documents, or provides a link thereto on the Borrower's website on the Internet at the website address listed on Schedule 11.02 and provides written notice thereof to the Administrative Agent; or (ii) on which such documents are posted on the Borrower's behalf on an Internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); provided that:  (i) the Borrower shall deliver paper copies of such documents to the Administrative Agent or any Lender upon its request to the Borrower to deliver such paper copies until a written request to cease delivering paper copies is given by the Administrative Agent or such Lender and (ii) the Borrower shall notify the Administrative Agent and each Lender (by facsimile or electronic mail) of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents.  The Administrative Agent shall have no obligation to request the delivery of or to maintain paper copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Borrower with any such request by a Lender for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

The Borrower hereby acknowledges that (a) the Administrative Agent and/or the Joint Lead Arrangers and Joint Bookrunners will make available to the Lenders and the L/C Issuers materials and/or information provided by or on behalf of the Loan Parties hereunder (collectively, "Borrower Materials") by posting the Borrower Materials on IntraLinks, Debtdomain, Syndtrak, ClearPar, or another similar electronic system (the "Platform") and (b) certain of the Lenders (each, a "Public Lender") may have personnel who do not wish to receive material non-public information with respect to the Borrower or its Affiliates, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such Persons' securities.  The Borrower hereby agrees that it will use commercially reasonable efforts to identify that portion of the Borrower Materials that may be distributed to the Public Lenders and that (w) all such Borrower Materials shall be clearly and conspicuously marked "PUBLIC" which, at a minimum, shall mean that the word "PUBLIC" shall appear prominently on the first page thereof; (x) by marking Borrower Materials "PUBLIC," the Borrower shall be deemed to have authorized the Administrative Agent, the Joint Lead Arrangers and Joint Bookrunners, the Lenders and the L/C Issuers to treat such Borrower Materials as not containing any material non-public information (although it may be sensitive and proprietary) with respect to the Loan Parties or their respective securities for purposes of United States Federal and state securities laws (provided, however, that to the extent such Borrower Materials constitute Information, they shall be treated as set forth in Section 11.08); (y) all Borrower Materials marked "PUBLIC" are permitted to be made available through a portion of the Platform designated "Public Side Information"; and (z) the Administrative Agent and the Joint Lead Arrangers and Joint Bookrunners shall be entitled to treat any Borrower Materials that are not marked "PUBLIC" as being suitable only for posting on a portion of the Platform not designated "Public Side Information."

6.03         Notices.  Promptly notify the Administrative Agent for further distribution to the Lenders of:

(a)           the occurrence of any Default or Event of Default;

(b)           any matter that has resulted or would reasonably be expected to result, either individually or in the aggregate, in a Material Adverse Effect;

(c)            any material change in accounting policies or financial reporting practices by any Loan Party;

(d)            the (i) occurrence of any Disposition of property or assets for which the Borrower is required to make a mandatory prepayment pursuant to Section 2.04(b)(i) and (ii) incurrence or issuance of any Indebtedness for which the Borrower is required to make a mandatory prepayment pursuant to Section 2.04(b)(ii);

(e)            any announcement by any Rating Agency of any decline in a Debt Rating issued by such Rating Agency; and

(f)            the occurrence of any default or event of default under, or breach or violation of any provision contained in, any instrument or agreement evidencing, securing or relating to Non-Recourse Indebtedness of any Material Non-Recourse Subsidiary.

Each notice pursuant to this Section 6.03 shall be accompanied by a statement of a Responsible Officer of the Borrower setting forth details of the occurrence referred to therein and stating what action the Borrower has taken and proposes to take with respect thereto.  Each notice pursuant to Section 6.03(a) shall describe in reasonable detail all provisions of this Agreement and any other Loan Document that have been breached.

6.04         Payment of Obligations.  Except as would not reasonably be expected to result in a Material Adverse Effect, (a) pay and discharge, as the same shall become due and payable, (i) all its Tax liabilities, assessments and governmental charges or levies upon it or its properties or assets unless the same are being contested in good faith and with respect to which adequate reserves have been made in accordance with IFRS (to the extent required thereby) and (ii) all lawful claims which, if unpaid, would by law become a Lien upon its property; and (b) timely file all Tax returns required to be filed.

6.05         Preservation of Existence, Center of Main Interests and Establishments, Etc.  (a) Preserve, renew and maintain in full force and effect its legal existence and good standing (as applicable) under the Laws of the jurisdiction of its organization except in a transaction permitted by Section 7.04 or 7.05; (b) take all reasonable action to maintain all rights, privileges, permits, licenses and franchises necessary or desirable in the normal conduct of its business, except to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect; (c) preserve or renew all of its registered patents, trademarks, trade names and service marks, the non-preservation of which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect; and (d) in the case of each Loan Party incorporated in a country which has adopted the Regulation, for the purposes of the Regulation, maintain its center of main interest (as that term is used in Article 3(1) of the Regulation) in its original jurisdiction and not maintain an "establishment" (as that term is used in Article 2(h) of the Regulation) in any other jurisdiction.

6.06         Maintenance of Properties.  (a) Except where the failure to do so would not reasonably be expected to have a Material Adverse Effect, (i) maintain, preserve and protect all of its material properties and equipment necessary in the operation of its business in good working order and condition, ordinary wear and tear excepted and (ii) make all necessary repairs thereto and renewals and replacements thereof, and (b) use the standard of care typical in the industry in the operation and maintenance of its facilities.

6.07         Maintenance of Insurance.  Maintain with insurance companies that the Borrower believes (in the good faith judgment of the management of the Borrower) are financially sound and responsible at the time of the relevant coverage is placed or renewed, insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business, of such types and in such amounts as are customarily carried under similar circumstances by such other Persons.

6.08         Compliance with Laws.  Comply with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its business or property, except in such instances in which the failure to comply therewith would not reasonably be expected to have a Material Adverse Effect.

6.09         Books and Records.  (a) Maintain proper books of record and account, in which full, true and correct entries in conformity with IFRS consistently applied shall be made of all financial transactions and matters involving the assets and business of the Borrower or such other Loan Party, as the case may be; and (b) maintain such books of record and account in material conformity with all applicable requirements of any Governmental Authority having regulatory jurisdiction over the Borrower or such other Loan Party, as the case may be.

6.10         Inspection Rights.  Permit representatives and independent contractors of the Administrative Agent to visit and inspect any of its properties, to examine its corporate, financial and operating records, and make copies thereof or abstracts therefrom, and to discuss its affairs, finances and accounts with its directors, officers, and independent public accountants, all at the reasonable expense of the Borrower and at such reasonable times during normal business hours and as often as may be reasonably desired, upon reasonable advance notice to the Borrower; provided that the foregoing shall, unless an Event of Default has occurred and is continuing, occur not more than twice during any fiscal year of the Borrower (but not with less than forty-eight (48) hours advanced notice); provided, further, so long as no Event of Default shall have occurred and be continuing, any visit pursuant to this Section in excess of once per calendar year by the Administrative Agent shall be at the expense of the Lenders; provided, further, that when an Event of Default exists, the Administrative Agent or any Lender (or any of their respective representatives or independent contractors) may do any of the foregoing at the expense of the Borrower at any time during normal business hours and without advance notice.  Notwithstanding anything to the contrary herein, none of the Loan Parties or any of their respective Subsidiaries will be required to disclose, or permit the inspection, examination or making copies or abstracts of, or discussion of, any document, information or other matter (a) that constitutes non-financial trade secrets or non-financial proprietary information, (b) in respect of which disclosure to the Administrative Agent or any Lender (or their respective representatives or contractors) is prohibited by applicable Law or any bona fide binding agreement entered into with a non-affiliated third party or (c) that is subject to attorney-client or similar privilege or constitutes attorney work product.

6.11         Use of Proceeds.  Use the proceeds of the Credit Extensions solely for general corporate purposes, including the financing of acquisitions, refinancing of indebtedness, financing of capital expenditures and working capital needs, and to pay certain costs, fees and expenses in connection with the consummation of the transactions contemplated by this Agreement.

6.12         Covenant to Guarantee Obligations and Give Security.  (a)  Upon (x) the formation or acquisition of any new direct or indirect Subsidiary (other than any Immaterial Subsidiary, any Non-Recourse Subsidiary or any Subsidiary satisfying the requirements of Section 6.12(c)(ii)(A) or (ii)(B), as applicable) by any Loan Party, (y) a Non-Recourse Subsidiary no longer qualifying as a Non-Recourse Subsidiary but remaining a direct or indirect Subsidiary of any Loan Party or (z) any Subsidiary ceasing to satisfy the requirements of Section 6.12(c)(ii)(A) or (ii)(B), as applicable, then, in each case, the Borrower shall, at the Borrower's expense:

(i)            within thirty (30) days after any such event, cause such Subsidiary, and cause each direct and indirect parent of such Subsidiary (if it has not already done so), to duly execute and deliver to each Agent a Guarantor Accession Agreement or a guaranty or guarantor accession agreement in form and substance satisfactory to the Administrative Agent, guaranteeing the other Loan Parties' obligations under the Loan Documents;

(ii)           within thirty (30) days after any such event, furnish to each Agent (A) a description of the real and personal properties of such Subsidiary, in detail satisfactory to each Agent, and (B) such documents of the types described in Section 4.01(a)(v);

(iii)          within forty-five (45) days after any such event, cause such Subsidiary and each direct and indirect parent of such Subsidiary (if it has not already done so) to duly execute and deliver to each Agent a Pledge Agreement or a supplement to a Pledge Agreement, as specified by and in form and substance satisfactory to each Agent (including delivery of all certificates, if any, representing the Equity Interests in and of, such Subsidiary, and other instruments of the type specified in Sections 4.01(a)(iii) and 4.01(h)), securing payment of all the Secured Obligations of such Subsidiary or such parent, as the case may be, under the Loan Documents and constituting Liens on all such personal properties;

(iv)         within forty-five (45) days after any such event, cause such Subsidiary and each direct and indirect parent of such Subsidiary (if it has not already done so) to take whatever action (including the filing of UCC financing statements, if applicable) may be necessary or advisable in the opinion of any Agent to vest in the Collateral Agent (or in any representative of the Collateral Agent designated by it) first priority valid and subsisting Liens on the properties purported to be subject to the Pledge Agreements delivered pursuant to this Section 6.12, enforceable against all third parties in accordance with their terms; and

(v)          within sixty (60) days after any such event, deliver to the Administrative Agent, upon the request of the Administrative Agent in its sole discretion, a signed copy of a favorable opinion, addressed to the Agents and the other Secured Parties, of counsel for the Loan Parties acceptable to the Administrative Agent and qualified in the relevant jurisdiction as reasonably determined by the Administrative Agent, as to the matters contained in clauses (i), (iii) and (iv) above, and as to such other matters as the Administrative Agent may reasonably request.

(b)           In furtherance of the foregoing provisions of this Section 6.12, upon the acquisition of any Equity Interests by any Loan Party (other than in any Non-Recourse Subsidiary, in any Immaterial Subsidiary, or in any Subsidiary satisfying the requirements of Section 6.12(c)(ii)(B)), if such Equity Interests shall not already be subject to a perfected first priority security interest in favor of the Collateral Agent for the benefit of the Secured Parties, such Loan Party shall, at the Borrower's expense, deliver and shall cause each of the applicable Loan Parties to deliver such documentation as the Collateral Agent may reasonably deem necessary in connection with the creation, perfection, protection or maintenance of such security interest as a first priority security interest, including pledge agreements, UCC financing statements, certified resolutions and other organizational and authorizing documents of the grantor of a security interest, favorable opinions of counsel (which shall cover, among other things, the legality, validity, binding effect and enforceability of the documentation referred to above and the perfection of the Collateral Agent's Liens thereunder) and other items of the types required to be delivered pursuant to Section 4.01, all in form, content and scope reasonably satisfactory to the Agents.

(c)           Notwithstanding the foregoing, (i) to the extent that any limitations or restrictions set forth in any Contractual Obligation to which the Borrower or ASO Holding LLC and Mojave Holding LLC is a party prevent such Subsidiary from guaranteeing the Obligations of the Borrower or any other Guarantor, such Subsidiary shall not be required to become a Guarantor hereunder, (ii) (A) to the extent that any limitations or restrictions set forth in Contractual Obligations (to the extent entered into in good faith) to which any Subsidiary of the Borrower or any Guarantor is a party prevent such Subsidiary from guaranteeing the Obligations of the Borrower or any other Guarantor, such Subsidiary shall not be required to become a Guarantor hereunder during any time that such limitation or restriction remains in effect or (B) to the extent that applicable Law prohibits a Subsidiary from guaranteeing obligations of its Affiliates, such Subsidiary shall not be required to become a Guarantor hereunder to the extent prohibited from doing so under applicable Law during any time that such applicable Law remains in effect, and (iii) (A) to the extent that any limitations or restrictions set forth in Contractual Obligations (to the extent entered into in good faith) to which any Subsidiary of the Borrower or any Guarantor is a party prevent such Subsidiary from pledging the Equity Interests of its Affiliates, such Subsidiary shall not be required to become an Equity Pledgor hereunder in respect of such Equity Interests during any time that such limitation or restriction remains in effect or (B) to the extent that applicable Law prohibits a Subsidiary from pledging the Equity Interests of its Affiliates, such Subsidiary shall not be required to become an Equity Pledgor hereunder in respect of such Equity Interests to the extent prohibited from doing so under applicable Law during any time that such applicable Law remains in effect; provided that the Borrower or such Subsidiary shall exercise commercially reasonable efforts to remove any limitation, restriction, or prohibition in any Refinancing or Indebtedness evidencing such limitation, restriction, or prohibition, in each case of Sections 6.12(c)(i), (ii) and (iii).

(d)           The Borrower shall promptly provide to the Administrative Agent a certificate signed by its Responsible Officer describing in reasonable detail the reason(s) that prevent any Subsidiary from becoming a Guarantor, pledging Equity Interests pursuant to Section 6.12(a), Section 6.12(b) or Section 6.12(c).

6.13         Compliance with Environmental Laws.  Except as would not reasonably be expected to have a Material Adverse Effect:  (a) comply, and cause all lessees and other Persons operating or occupying its properties to comply, with all applicable Environmental Laws and Environmental Permits; (b) timely obtain and renew all Environmental Permits necessary for its operations and properties; and (c) conduct any investigation, study, sampling and testing, and undertake any cleanup, response or other corrective action necessary to address all Hazardous Materials at, on, under or emanating from any of properties owned, leased or operated by it in accordance with the requirements of all Environmental Laws; provided, however, that neither the Borrower nor any of its Subsidiaries shall be required to undertake any such cleanup, removal, remedial or other action to the extent that its obligation to do so is being contested in good faith and by proper proceedings and appropriate reserves are being maintained with respect to such circumstances in accordance with IFRS.

6.14         Further Assurances.

(a)            Promptly and in no event later than twenty one (21) days after the Closing Date, the Administrative Agent shall have received, in form and substance reasonably satisfactory to the Administrative Agent, evidence of the completion of the following actions, recordings and filings of, or with respect to, the Initial Pledge Agreement governed by English law, including the receipt of any necessary approvals of any Governmental Authority, that the Administrative Agent or the Collateral Agent may reasonably deem necessary in order to protect the Liens created thereby and to perfect the Liens created thereby as a first priority Lien in all Collateral subject to such Collateral Document (subject to Liens permitted under Section 7.01 that are mandatorily preferred by Law):

(i)            such Initial Pledge Agreement has been registered in England and Wales at Companies House.

(b)           Promptly and in no event later than thirty (30) Business Days after the Closing Date, the Administrative Agent shall have received, in form and substance reasonably satisfactory to the Administrative Agent, evidence of the completion of the following actions, recordings and filings of, or with respect to, the amendment to the Initial Pledge Agreement governed by Peruvian law, including the receipt of any necessary approvals of any Governmental Authority, that the Administrative Agent or the Collateral Agent may reasonably deem necessary in order to protect the Liens created thereby and to perfect the Liens created thereby as a first priority Lien in all Collateral subject to such Collateral Document (subject to Liens permitted under Section 7.01 that are mandatorily preferred by Law):

(i)            such amendment has been recorded in the Contracts Registry (Registro Mobiliario de Contratos) of Peru.

(c)           This Agreement has been executed in a private document.  Each party hereto shall be entitled to request to the others the formalization of this Agreement and/or a Loan Document into a public deed before a Spanish Notary Public at any time.  The Borrower shall bear all costs and expenses relating to such formalization.  The public deed by which this Agreement is raised to the status of public document will confirm in Spain the guarantee granted by a Spanish Guarantor under Article X and the appointment of the Administrative Agent under Article IX.  Each of the Borrower, any Spanish Guarantor and any Secured Party shall be required to be a party to the formalization of this Agreement and/or a Loan Document into a public deed before a Spanish Notary Public at any time.

(d)           Promptly upon request by the Administrative Agent, any Lender or any L/C Issuer through the Administrative Agent, each party hereto shall (i) correct any material defect or error that may be discovered in any Loan Document or in the execution, acknowledgment, filing or recordation thereof, and (ii) do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re‑register any and all such further acts, deeds, certificates, assurances and other instruments as the Administrative Agent, any Lender or any L/C Issuer through the Administrative Agent may reasonably require from time to time in order to (A) carry out more effectively the purposes of the Loan Documents, (B) to the fullest extent permitted by applicable Law, subject any Loan Party's or any of its Subsidiaries' properties, assets, rights or interests to the Liens now or hereafter intended to be covered by any of the Collateral Documents, (C) perfect and maintain the validity, effectiveness and priority of any of the Collateral Documents and any of the Liens intended to be created thereunder, (D) assure, convey, grant, assign, transfer, preserve, protect and confirm more effectively unto the Secured Parties the rights granted or now or hereafter intended to be granted to the Secured Parties under any Loan Document or under any other instrument executed in connection with any Loan Document to which any Loan Party or any of its Subsidiaries is or is to be a party, and cause each of its Subsidiaries to do so and (E) facilitate the realization of the Collateral.

6.15         Information Regarding Collateral.  Not effect any change (i) in any Loan Party's legal name, (ii) in the location of any Loan Party's chief executive office, (iii) in any Loan Party's identity or organizational structure or (iv) in any Loan Party's jurisdiction of organization (in each case, including by merging with or into any other entity, reorganizing, dissolving, liquidating, reorganizing or organizing in any other jurisdiction), until (A) it shall have given the Administrative Agent not less than fifteen (15) days' prior written notice (in the form of a certificate signed by a Responsible Officer), or such lesser notice period agreed to by the Administrative Agent, of its intention to do so, clearly describing such change and (B) it shall have taken all action reasonably satisfactory to the Collateral Agent to maintain the perfection and priority of the security interest of the Collateral Agent for the benefit of the Secured Parties in the Collateral, if applicable.  The Borrower agrees to promptly provide, or cause the applicable Loan Parties to promptly provide, the Administrative Agent and the Collateral Agent with certified Organization Documents reflecting any of the changes described in the preceding sentence.

6.16         Maintenance of Listing.  In the case of the Borrower, at all times use commercially reasonable efforts to maintain a listing of Borrower's capital stock on the NASDAQ Stock Market, the NYSE stock exchange or any successor stock exchange.

6.17         Material Contracts.  Perform and observe all of the terms and provisions of each Material Contract to be performed or observed by it and enforce each such Material Contract in accordance with its terms, except, in any case, where the failure to do so, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

6.18         Maintenance of Rating.  In the case of the Borrower, at all times use commercially reasonable efforts to maintain at least one Debt Rating.

ARTICLE VII
NEGATIVE COVENANTS

So long as any Lender shall have any Commitment hereunder, or any Loan or other Obligation hereunder shall remain unpaid or unsatisfied (other than Obligations in respect of indemnification, expense reimbursement, tax gross up or any contingent obligations, in each case, for which no claim has been made) or any Letter of Credit shall remain outstanding, no Loan Party shall (nor shall any Loan Party permit, if specified below, its Subsidiaries (other than any Non-Recourse Subsidiary) to):

7.01         Liens.  Create, incur, assume or suffer to exist, or permit any Subsidiary (other than any Non-Recourse Subsidiary or Immaterial Subsidiary) to create, incur, assume or suffer to exist, any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, or sign or file or suffer to exist under the UCC or other Law of any jurisdiction a financing statement (or equivalent filing or registration) that names any Loan Party or any of its Subsidiaries (other than any Non-Recourse Subsidiary or Immaterial Subsidiary) as debtor, or assign any accounts or other right to receive income, other than the following:

(i)          Liens pursuant to any Loan Document;

(ii)         Liens existing on the date hereof and listed on Schedule 5.08(b) and any renewals or extensions thereof, provided that (A) the property covered thereby is not changed (other than after-acquired property that is affixed or incorporated into the property covered thereby), (B) the amount secured or benefited thereby is not increased except as contemplated by Section 7.02(iii), (C) the direct or any contingent obligor with respect thereto is not changed, and (D) any renewal or extension of the obligations secured or benefited thereby is permitted by Section 7.02(iii);

(iii)        Liens securing Indebtedness under cash pooling and Swap Contracts and Liens securing or arising by reason of any netting or set-off arrangement entered into in the ordinary course of banking or other trading activities;

(iv)        Liens on cash and cash equivalents securing Indebtedness incurred to finance an acquisition of assets or a business or multiple businesses; provided that within one hundred eighty (180) days from the date the related Indebtedness was incurred, such cash or cash equivalents are used to (A) fund an acquisition (or a similar transaction), including any related fees and expenses, and the related Indebtedness is (1) secured by Liens otherwise permitted under this covenant or (II) unsecured; or (B) retire or repay the Indebtedness that it secures and to pay any related fees and expenses;

(v)         Liens solely on any cash earnest money deposits made by the Borrower or any of its Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder;

(vi)        Liens securing insurance premium financing arrangements;

(vii)       Liens in favor of credit card companies pursuant to agreements therewith;

(viii)      Liens securing cash management services in the ordinary course of business;

(ix)        carriers', warehousemen's, mechanics', materialmen's, repairmen's or other like Liens arising in the ordinary course of business which are not overdue for a period of more than thirty (30) days or which are being contested in good faith and by appropriate proceedings, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with IFRS or security has been posted in respect thereof;

(x)         Liens incurred in the ordinary course of business in connection with workers' compensation, unemployment insurance and other social security legislation, other than any Lien imposed by ERISA or any similar pension benefit plan;

(xi)        deposits to secure the performance of statutory obligations, surety and appeal bonds incurred in the ordinary course of business;

(xii)       Liens securing judgments for the payment of money not constituting an Event of Default under Section 8.01(h);

(xiii)      Liens created under Non-Recourse Indebtedness Pledge Agreements;

(xiv)      Liens on property of any Subsidiary existing at the time such Person is merged into or consolidated with the Borrower or any Subsidiary of the Borrower or becomes a Subsidiary of the Borrower; provided that such Liens were not created in contemplation of such merger, consolidation or Investment and do not extend to any assets other than those of the Person merged into or consolidated with the Borrower or such Subsidiary or acquired by the Borrower or such Subsidiary;

(xv)       purported Liens evidenced by the filing of precautionary UCC financing statements relating solely to operating leases of personal property entered into in the ordinary course of business;

(xvi)      Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(xvii)     any zoning or similar law or right reserved to or vested in any governmental office or agency to control or regulate the use of any real property;

(xviii)    non-exclusive outbound licenses of patents, copyrights, trademarks and other intellectual property rights granted by the Borrower or any of its Subsidiaries in the ordinary course of business and not interfering in any respect with the ordinary conduct of or materially detracting from the value of the business of the Borrower or such Subsidiary;

(xix)       any agreement to lease, option to lease, license, sub-lease or other right to occupancy assumed or entered by or on behalf of the Borrower or any Subsidiary in the ordinary course of its business;

(xx)        Liens for Taxes if obligations with respect to such Taxes that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and adequate reserves have been made in accordance with and to the extent required by IFRS;

(xxi)       easements, rights-of-way, restrictions, encroachments, reservations of title and other minor defects or irregularities in title, in each case which do not and will not interfere in any material respect with the ordinary conduct of the business of the Borrower or any of its Subsidiaries (other than Immaterial Subsidiaries and Non-Recourse Subsidiaries);

(xxii)      [Reserved.]

(xxiii)     Liens in the nature of rights of first refusal, rights of first offer, purchase options and similar rights in respect of the Equity Interests or assets of Non-Recourse Subsidiaries included in documentation evidencing contemplated purchase and sale transactions permitted under this Agreement, any Non-Recourse Indebtedness or any Project Obligations;

(xxiv)    reservations, limitations, provisos and conditions, if any, expressed in any grants from any Governmental Authority or any similar authority;

(xxv)     Liens on real estate in connection with the financing of the acquisition or development thereof, provided that facilities are or will be located on such property or assets primarily for the use of the Borrower or any of its Subsidiaries; and

(xxvi)    other Liens on the Collateral securing Indebtedness permitted under Section 7.02(xix); provided that the lenders or providers of such Indebtedness shall have executed or acceded to the Intercreditor Agreement prior to or concurrently with the incurrence of such Indebtedness and Liens.

7.02         Indebtedness.  Create, incur, assume or suffer to exist any Indebtedness (or permit any Subsidiary (other than any Non-Recourse Subsidiary or Immaterial Subsidiary) to do so), except:

(i)          Indebtedness under the Loan Documents;

(ii)         Indebtedness of the Borrower or any Subsidiary of the Borrower owing to the Borrower or any Subsidiary of the Borrower (other than any Non-Recourse Subsidiary or Immaterial Subsidiary);

(iii)        the Senior Notes and Indebtedness outstanding on the date hereof and listed on Schedule 7.02(iii) and any refinancing, refunding, renewals or extensions thereof; provided that the amount of such Indebtedness is not increased at the time of such refinancing, refunding, renewal or extension except by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such refinancing and by an amount equal to any existing commitments unutilized thereunder;

(iv)        obligations (contingent or otherwise) existing or arising under any Swap Contract, provided that such obligations are (or were) entered into by such Person in the ordinary course of business for the purpose of directly mitigating risks associated with fluctuations in interest rates or foreign exchange rates and not for speculative purposes;

(v)         Indebtedness incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement or lease of property (real or personal), plant or equipment used or useful in the business of such Person, in each case in an aggregate principal amount not to exceed the purchase price or cost of such property so acquired or designed, constructed, installed, improved or leased;

(vi)        the incurrence by the Borrower or any of its Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, so long as such Indebtedness is covered within five (5) Business Days;

(vii)      Guarantees of the Borrower or any of its Subsidiaries in respect of Indebtedness otherwise permitted hereunder of the Borrower or any of its Subsidiaries (other than any Non-Recourse Subsidiary or Immaterial Subsidiary);

(viii)     guarantees by any Loan Party and their respective Subsidiaries in the ordinary course of business of obligations of such Loan Party or Subsidiary to non-affiliated suppliers, customers, franchisees and licensees; provided that each such Subsidiary may only incur such Indebtedness with respect to another Subsidiary that is the direct or indirect parent of such Subsidiary;

(ix)        Indebtedness of the Loan Parties and their respective Subsidiaries providing for indemnification, adjustment of purchase price or similar price or similar obligations in connection with the acquisition of any business, assets or Equity Interest of a Subsidiary after the date of this Agreement;

(x)         Indebtedness in respect of netting services, overdraft protections and otherwise in connection with deposit accounts;

(xi)        Indebtedness constituting reimbursement obligations with respect to letters of credit, banker's acceptances or similar instruments or obligations issued in the ordinary course of business; provided that upon the drawing or other funding of such letters of credit or other instruments or obligations, such drawings or fundings are reimbursed within seven days;

(xii)       Indebtedness under cash pooling arrangements and Swap Obligations (with respect to currency risk, interest rate risks, commodity risks and price risks) in the ordinary course of business;

(xiii)      (A) the factoring of accounts receivable and (B) reverse factoring or confirming of accounts payable, in each case arising in the ordinary course of business;

(xiv)      Non-Recourse Indebtedness incurred by any Loan Party in respect of, and solely to the extent of, any collateral secured by a Non-Recourse Indebtedness Pledge Agreement, and any Refinancing thereof to the extent such Refinanced Indebtedness constitutes Non-Recourse Indebtedness;

(xv)       Indebtedness of the Loan Parties and their respective Subsidiaries incurred in respect of worker's compensation claims, self-insurance obligations, performance, surety and similar bonds and completion guarantees provided by the Borrower and its Subsidiaries in the ordinary course of business;

(xvi)      Indebtedness consisting of the financing, by the applicable insurer, of insurance premiums in the ordinary course of business;

(xvii)     Indebtedness arising from honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds or credit lines in the ordinary course of business; provided that such Indebtedness is disbursed within seven (7) days of incurrence;

(xviii)    advance payments received from customers for goods and services purchased and credit periods in the ordinary course of business;

(xix)       additional Indebtedness of the Loan Parties and their respective Subsidiaries; provided that (i) the Borrower shall be in compliance with the covenants set forth in Section 7.11 immediately prior to and after giving effect to the incurrence of such Indebtedness on a pro forma basis, and (ii) the aggregate amount of such Indebtedness that may be secured by the Collateral at any one time outstanding shall not exceed the greater of (x) U.S.$550,000,000 and (y) an amount such that, after giving effect to the incurrence thereof, the Borrower could incur not less than U.S.$1.00 of additional Indebtedness and still maintain a Leverage Ratio no greater than 3.50:1.00; and

(xx)        additional Indebtedness of the Borrower or any of its Subsidiaries not otherwise permitted under this Section 7.02; provided that the Net Cash Proceeds of such Indebtedness are applied as required by Section 2.04(b)(ii).

7.03         Investments.  Make or hold any Investments, except:

(a)           Investments held by the Borrower and the other Loan Parties in the form of Cash Equivalents;

(b)           (i) Investments by the Borrower and the other Loan Parties in their respective Subsidiaries outstanding on the date hereof and set forth on Schedule 5.08(c); (ii) additional Investments by any Loan Party in another Loan Party or in a Non-Recourse Subsidiary; and (iii) Investments of the Borrower in any Subsidiary and Investments of any Subsidiary in the Borrower or in another Subsidiary and any extension, modification or renewal of any such Investments (but not any such extension, modification or renewal to the extent it involves additional advances, contributions or other investments of cash or property);

(c)           Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss;

(d)           Investments in respect of any acquisition if:  (i) immediately before and immediately after giving Pro Forma Effect to such acquisition, no Default or Event of Default shall have occurred and be continuing and (ii) immediately after giving Pro Forma Effect to such acquisition, the Borrower and its Subsidiaries shall be in pro forma compliance with all of the covenants set forth in Section 7.11, such compliance to be determined on the basis of the financial information most recently delivered to the Administrative Agent and the Lenders pursuant to Section 6.01(a) or 6.01(b);

(e)           Investments constituting Indebtedness, to the extent that the Borrower is in compliance with Section 7.02 at the time such Indebtedness is incurred; and

(f)            Investments constituting Restricted Payments, to the extent that the Borrower is in compliance with Section 7.06 at the time such Restricted Payment is made.

7.04         Fundamental Changes.  Merge, dissolve, liquidate, consolidate with or into another Person, or Dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any Person, except that, so long as no Default exists or would result therefrom:

(a)           any Loan Party may merge with (i) the Borrower, provided that the Borrower shall be the continuing or surviving Person, or (ii) any one or more other Subsidiaries of the Borrower, provided that when any Loan Party is merging with another Subsidiary that is not a Loan Party, such Loan Party shall be the continuing or surviving Person;

(b)           any Loan Party may Dispose of all or substantially all of its assets (upon voluntary liquidation or otherwise) to the Borrower or to another Loan Party;

(c)           any Non-Recourse Subsidiary may dispose of all or substantially all of its assets (including any Disposition that is in the nature of a liquidation) to a Loan Party;

(d)           the Loan Parties may consummate, subject to Section 7.03, acquisitions; and

(e)           so long as no Default or Event of Default has occurred and is continuing or would result therefrom, in connection with any acquisition permitted under Section 7.03, any Loan Party (other than the Borrower) may merge into or consolidate with any other Person or permit any other Person to merge into or consolidate with it; provided, however, that in each case, immediately after giving effect thereto, (x) in the case of any such merger to which any Loan Party (other than the Borrower) is a party, such Loan Party is the surviving Person, (y) there is no existing Material Adverse Effect or any event or circumstance, either individually or in the aggregate, that would reasonably be expected to have a Material Adverse Effect, and (z) the Borrower and its Subsidiaries shall be in pro forma compliance with all of the covenants set forth in Section 7.11, such compliance to be determined on the basis of the financial information most recently delivered to the Administrative Agent and the Lenders pursuant to Section 6.01(a) as though such acquisition had been consummated as of the first day of the fiscal period covered thereby.

7.05         Dispositions.  Make any Disposition or enter into any agreement to make any Disposition, or permit any Subsidiary (other than any Non-Recourse Subsidiary or Immaterial Subsidiary) to make any Disposition or enter into any agreement to make any Disposition, except:

(a)           Dispositions of obsolete or worn out property, whether now owned or hereafter acquired, in the ordinary course of business;

(b)           Dispositions of inventory in the ordinary course of business;

(c)           Dispositions of equipment or real property to the extent that such property is exchanged for credit against the purchase price of similar replacement property;

(d)           Dispositions of property by any Loan Party (other than the Borrower) to a Loan Party;

(e)           Dispositions permitted by Section 7.04;

(f)            Dispositions permitted by Section 7.06;

(g)           Dispositions in respect of Liens for Non-Recourse Indebtedness permitted by Section 7.01;

(h)           Dispositions by a Loan Party or any of its Subsidiaries not otherwise permitted under this Section 7.05 to the extent that, (i) no Event of Default has occurred and is continuing at the time of and immediately after giving effect to such Disposition, (ii) after giving Pro Forma Effect to such Disposition, the Borrower shall be in pro forma compliance with all of the covenants set forth in Section 7.11, such compliance to be determined on the basis of the financial information most recently delivered to the Administrative Agent pursuant to Section 6.01(a) or (b), as applicable and (iii) such Disposition shall be for fair market value; provided that, after giving effect to any such Disposition of less than 100% of the Equity Interests of any Non-Recourse Subsidiary, the Borrower shall retain Control of such Non-Recourse Subsidiary;

(i)             Disposition by the Borrower of the Equity Interests in ABY South Africa (Pty) LTD to any Guarantor; and

(j)             additional Dispositions by a Loan Party or any of its Subsidiaries not otherwise permitted under this Section 7.05; provided that the Net Disposition Proceeds relating to such Disposition are applied as required by Section 2.04(b)(i).

7.06         Restricted Payments.  Declare or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, except that, so long as no Default or Event of Default shall have occurred and be continuing at the time of any action described below or would result therefrom:

(a)           each Loan Party (other than the Borrower) may make Restricted Payments to any other Loan Party and any other Person that owns a direct Equity Interest in such Loan Party, ratably according to their respective holdings of the type of Equity Interest in respect of which such Restricted Payment is being made;

(b)           any Loan Party may declare and make dividend payments or other distributions payable solely in the common stock or other common Equity Interests of such Person;

(c)           any Loan Party may purchase, redeem or otherwise acquire its common Equity Interests with the proceeds received from the substantially concurrent issue of new common Equity Interests; and

(d)           the Borrower may (i) declare or pay cash dividends to its stockholders and (ii) purchase, redeem or otherwise acquire for cash Equity Interests issued by it; provided that immediately prior to any such Restricted Payment, and after giving effect thereto, (x) no Default or Event of Default shall have occurred and be continuing or would result therefrom and (y) the Borrower shall be in compliance on a pro forma basis with each of the financial covenants set forth in Section 7.11.

7.07         Change in Nature of Business.  Engage in any material line of business substantially different from those lines of business conducted by the Loan Parties on the date hereof or any business substantially related or incidental thereto or permit any of its Subsidiaries (other than any Non-Recourse Subsidiaries) to do so.

7.08         Transactions with Affiliates.  Enter into any transaction of any kind with any Affiliate of the Borrower, whether or not in the ordinary course of business, other than such transactions (a) existing as of the Closing Date, (b) between or among the Borrower or any Subsidiary thereof with the Borrower or any Subsidiary thereof or (c) on fair and reasonable terms substantially as favorable to such Loan Party as would be obtainable by such Loan Party at the time in a comparable arm's length transaction with a Person other than an Affiliate (as reasonably determined by the Borrower).

7.09         Burdensome Agreements.  Enter into or permit to exist any Contractual Obligation (other than this Agreement or any other Loan Document or any Contractual Obligation existing as of the date hereof that is identified in Schedule 5.24) that (a) limits the ability (i) of any Loan Party to make Restricted Payments to the Borrower or any Guarantor or to otherwise transfer property to the Borrower or any Guarantor, (ii) of any Subsidiary (other than a Non-Recourse Subsidiary) of the Borrower to Guarantee the Indebtedness of the Borrower or (iii) of the Borrower or any Subsidiary (other than a Non-Recourse Subsidiary) of the Borrower to create, incur, assume or suffer to exist Liens on property of such Person; provided, however, that this clause (iii) shall not prohibit any negative pledge incurred or provided in favor of any holder of Indebtedness permitted under Section 7.02(xiv) solely to the extent any such negative pledge relates to the property financed by or is the subject of such Indebtedness; (b) requires the grant of a Lien to secure an obligation of such Person if a Lien is granted to secure another obligation of such Person or (c) limits its ability to provide Cash Collateral.

7.10          Use of Proceeds.  Use the proceeds of any Credit Extension, whether directly or indirectly, and whether immediately, incidentally or ultimately, to purchase or carry margin stock (within the meaning of Regulation U of the FRB) or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose.

7.11         Financial Covenants.

(a)            Leverage Ratio. Permit the Leverage Ratio as of the end of any fiscal quarter of the Borrower to be greater than 5.0:1.00; provided that in connection with any proposed acquisition or series of related acquisitions (that shall close within six (6) months of the first such related acquisition to close) by the Borrower and/or any of its Subsidiaries for which the payment of consideration or assumption or incurrence of Indebtedness by the Borrower and its Subsidiaries in connection therewith is at least $100,000,000 (a "Reference Acquisition"), for the period commencing on the date of consummation of a Reference Acquisition, through the first six months ending immediately following the consummation of the Reference Acquisition (such period, a "Reference Acquisition Period"), the maximum Leverage Ratio shall instead be 0.50:1.00 higher than the otherwise applicable level; provided, further, that (x) in the event any such Indebtedness is incurred prior to the consummation of such Reference Acquisition and the Borrower provides a certification to the Administrative Agent that the proceeds of such Indebtedness are to be used in connection with the consummation of such Reference Acquisition (including Indebtedness incurred to pay related transaction costs), such Indebtedness shall not be included in the calculation of the Leverage Ratio until the consummation of the Reference Acquisition and (y) in no event shall the Reference Acquisition Periods for one or more Reference Acquisitions extend beyond six (6) consecutive fiscal quarters.

(b)           Debt Service Coverage Ratio.  Permit the Debt Service Coverage Ratio as of the end of any fiscal quarter of the Borrower to be less than 2.0:1.00.

7.12         Anti-Corruption Laws.  (a) Directly or, to the Borrower's knowledge, indirectly use the proceeds of any Loan for any purpose which would breach the United States Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act of 2010, or other similar anti-corruption legislation in other jurisdictions or (b) fail to maintain policies and procedures reasonably designed to promote and achieve compliance with such Laws.

7.13         Sanctions.  Directly or knowingly indirectly, use, lend, contribute or otherwise make available the proceeds of any Loan or other transaction contemplated by this Agreement to any Person (a) to fund any activities of or business with, or for the benefit of, any Prohibited Person, or in any Designated Jurisdiction, that, at the time of such funding, is the subject of Sanctions in violation of applicable Sanctions, or (b) in any other manner that would result in a violation of Sanctions by any Person party hereto (including any Person participating in the Facility or Loans, whether as Lender, L/C Issuer, Joint Lead Arranger and Joint Bookrunner, Agent or otherwise).  The Loan Parties shall not (and shall ensure that none of their Affiliates will) fund all or any part of any payment in connection with the Obligations out of proceeds derived from business or transactions with a Prohibited Person in violation of applicable Sanctions, or from any action which is in breach of any Sanctions.

7.14         Amendments of Organization Documents.  Amend any of its Organization Documents, other than amendments (a) that do not, taken as a whole, materially adversely affect the interests of the Administrative Agent, any Lender, any L/C Issuer or any Secured Party in their capacity as such or (b) with the prior written consent of the Required Lenders.

7.15         Accounting Changes.  Make any change in (a) accounting policies or reporting practices, except as required by IFRS, or (b) fiscal year.

ARTICLE VIII
EVENTS OF DEFAULT AND REMEDIES

8.01          Events of Default. Any of the following shall constitute an Event of Default:

(a)            Non-Payment.  The Borrower or any other Loan Party fails to (i) pay when and as required to be paid herein, any amount of principal of any Loan or any L/C Obligation, or (ii) pay within three (3) days after the same becomes due any interest on any Loan or on any L/C Obligation, or any fee due hereunder, or (iii) pay within five (5) days after the same becomes due, any other amount payable hereunder or under any other Loan Document; or

(b)           Specific Covenants.  (i) Any Loan Party fails to perform or observe any term, covenant or agreement contained in any of Section 6.01, 6.02(a), 6.02(b), 6.03, 6.05(a), 6.11, 6.12, 6.14(a), 6.16, or Article VII or (ii) any of the Equity Pledgors fails to perform or observe any material term, covenant or agreement contained in each Pledge Agreement to which it is a party; or

(c)            Other Defaults.  Any Loan Party fails to perform or observe any other covenant or agreement (not specified in Section 8.01(a) or 8.01(b) above) contained in any Loan Document on its part to be performed or observed and such failure continues for thirty (30) days after the earlier of (i) the occurrence of such failure to perform, and (ii) written notice by the Administrative Agent or any Lender to the Borrower; or

(d)           Representations and Warranties.  Any representation or warranty or certification made or deemed made by or on behalf of the Borrower or any other Loan Party herein, in any other Loan Document, or in any document delivered in connection herewith or therewith shall be incorrect or misleading in any material respect on the date as of which made or deemed made; provided that no Event of Default will occur under this Section 8.01(d) if the failure to comply is susceptible of being remedied and is remedied within thirty (30) days after (i) written notice by the Administrative Agent or any Lender to the Borrower or (ii) such Loan Party becomes aware of such misrepresentation; or

(e)           Cross-Default.  Any Loan Party or any Material Non-Recourse Subsidiary (provided, that with respect to any Material Non-Recourse Subsidiary, only to the extent that the default described in this clause (e) shall not have been forborne by the relevant creditors of the relevant Non-Recourse Indebtedness (and to the extent only such forbearance continues to be in effect) (A) fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) after giving effect to any grace or any cure periods, in respect of any Indebtedness (other than Indebtedness hereunder), or (B) fails to observe or perform any other agreement or condition relating to any Indebtedness (other than Indebtedness hereunder) having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than the applicable Threshold Amount beyond the period of grace, if any, provided in the instrument or agreement evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause, with the giving of notice if required, such Indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity, or cash collateral in respect thereof to be demanded; or

(f)            Insolvency Proceedings, Etc.  Any Loan Party or any Material Non-Recourse Subsidiary institutes or consents to the institution of any proceeding under any Debtor Relief Law, or suspends or threatens to suspend making payments on its debts, or makes an assignment or composition or similar arrangement for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, administrator, administrative receiver, rehabilitator or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for sixty (60) calendar days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted or a moratorium is declared in respect of any indebtedness of such Person without the consent of such Person and continues undismissed or unstayed for sixty (60) calendar days, or an order for relief is entered in any such proceeding or any UK Insolvency Proceeding occurs; or

(g)           Inability to Pay Debts; Attachment.  (i) Any Loan Party or any Material Non-Recourse Subsidiary becomes (or is deemed or declared under applicable Law) unable or admits in writing its inability or fails generally to pay its debts as they become due, or (ii) any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of any such Person and is not released, vacated or fully bonded within thirty (30) days after its issue or levy; or

(h)           Judgments.  There is entered against any Loan Party or any Material Non-Recourse Subsidiary (i) one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments and orders) exceeding the Threshold Amount (to the extent not covered by independent third-party insurance as to which the insurer is rated at least "A" by A.M.  Best Company, has been notified of the potential claim and does not dispute coverage), or (ii) any one or more non-monetary final judgments that have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and, in either case, (A) enforcement proceedings are commenced by any creditor upon such judgment or order, or (B) there is a period of thirty (30) consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect; or

(i)            ERISA.  (i) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan which has resulted or would reasonably be expected to result in liability of the Borrower to the Pension Plan, Multiemployer Plan or the PBGC in an aggregate amount in excess of the Threshold Amount, or (ii) the Borrower or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of the Threshold Amount; or

(j)             Invalidity of Loan Documents.  Any Loan Document or any material provision thereof, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder or satisfaction in full of all of the Obligations (other than Obligations in respect of indemnification, expense reimbursement, tax gross-up or any contingent obligations, in each case, for which no claim has been made), ceases to be in full force and effect; or any Loan Party or any of the holders of Equity Interests in any Loan Party contests in writing the validity or enforceability of any provision of any Loan Document, or any court or any other Governmental Authority of competent jurisdiction shall make a determination that, or issue a judgment, order, decree or ruling to the effect that, any Loan Document or material provision thereof is invalid or unenforceable in accordance with the terms thereof; or any Loan Party denies in writing that it has any or further liability or obligation under any provision of any Loan Document, or purports to revoke, terminate or rescind any provision of any Loan Document or any material provision thereof; or

(k)            Change of Control.  There occurs any Change of Control; or

(l)            Collateral Documents.  Any Collateral Document after delivery thereof pursuant to Section 4.01, 6.12 or 6.14 shall for any reason (other than pursuant to the terms thereof or as permitted hereunder) cease to create a valid and perfected first priority Lien (subject to Liens permitted under Section 7.01 that are mandatorily preferred by Law or as permitted hereunder) on any portion of the Collateral purported to be encumbered pursuant to the Collateral Documents; or

(m)          Subordination.  (i) The subordination provisions of the documents evidencing or governing any subordinated Indebtedness (the "Subordination Provisions") shall (subject to the Legal Reservations), in whole or in part, terminate, cease to be effective or cease to be legally valid, binding and enforceable against any holder of the applicable subordinated Indebtedness; or (ii) the Borrower or any other Loan Party shall, directly or indirectly, disavow or contest in any manner (A) the effectiveness, validity or enforceability of any of the Subordination Provisions, (B) that the Subordination Provisions exist for the benefit of any Secured Party or (C) that all payments of principal of or premium and interest on the applicable subordinated Indebtedness, or realized from the liquidation of any property of any Loan Party, shall be subject to any of the Subordination Provisions.

8.02         Remedies upon Event of Default.  If any Event of Default occurs and is continuing, the Administrative Agent (or, if applicable, the Collateral Agent) shall, at the request of, or may, with the consent of, the Required Lenders (provided that, for purposes of Section 8.02(a) below, (x) only the consent of the Required Lenders shall be required with respect to Commitments and (y) only the consent of each L/C Issuer shall be required with respect to obligations of such L/C Issuer to make L/C Credit Extensions), take any or all of the following actions:

(a)           declare the commitment of each Lender to make Loans and any obligation of each L/C Issuer to make L/C Credit Extensions to be terminated, whereupon such commitments and obligations shall be terminated;

(b)           declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower;

(c)           so long as no Cash Collateral Certificate has been delivered to the Administrative Agent (and to the extent such Cash Collateral Certificate has not been rescinded by the Borrower) require that the Borrower Cash Collateralize the L/C Obligations (in an amount equal to 103% of the then Outstanding Amount thereof); and

(d)           exercise, or, subject to the terms of the Intercreditor Agreement, direct the Collateral Agent to exercise, on behalf of itself and the other Secured Parties, any or all rights and remedies, powers or discretion available to it and the other Secured Parties under the Loan Documents or at law or in equity;

provided, however, that upon the occurrence of an Event of Default under Section 8.01(f) with respect to the Borrower, the obligation of each Lender to make Loans and any obligation of each L/C Issuer to make L/C Credit Extensions shall automatically terminate, and the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable, and, so long as no Cash Collateral Certificate has been delivered to the Administrative Agent (and to the extent such Cash Collateral Certificate has not been rescinded by the Borrower), the obligation of the Borrower to Cash Collateralize the L/C Obligations as aforesaid shall automatically become effective, in each case without further act of the Administrative Agent, the Collateral Agent, any Lender or any L/C Issuer.

8.03         Application of Funds.  After the exercise of remedies provided for in Section 8.02 (or after the Loans have automatically become immediately due and payable and the L/C Obligations have automatically been required to be Cash Collateralized as set forth in the proviso to Section 8.02), any amounts received on account of the Obligations shall be applied by the Administrative Agent in the following order:

First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including fees, charges and disbursements of counsel to the Agents (and any of its appointees or delegates) and amounts payable under Article III) payable to the Agents in its capacity as such;

Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal, interest and Letter of Credit Fees) payable to the Lenders and the L/C Issuers, (including fees, charges and disbursements of counsel to the respective Lenders and the L/C Issuers) arising under the Loan Documents and amounts payable under Article III, ratably among them in proportion to the respective amounts described in this clause Second payable to them;

Third, to payment of that portion of the Obligations constituting accrued and unpaid Letter of Credit Fees and interest on the Loans, L/C Borrowings and other Obligations, ratably among the Lenders and the L/C Issuers in proportion to the respective amounts described in this clause Third;

Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Loans and L/C Borrowings, ratably among the Lenders and the L/C Issuers in proportion to the respective amounts described in this clause Fourth held by them;

Fifth, so long as no Cash Collateral Certificate has been delivered to the Administrative Agent (and to the extent such Cash Collateral Certificate has not been rescinded by the Borrower), to the Administrative Agent for the account of the L/C Issuers, to Cash Collateralize at 103% of the Outstanding Amount thereof that portion of L/C Obligations comprised of the aggregate undrawn amount of Letters of Credit; and

Last, the balance, if any, after all of the Obligations have been indefeasibly paid in full, to the Borrower or as otherwise required by Law.

Subject to Section 2.03(c), amounts used to Cash Collateralize the aggregate undrawn amount of Letters of Credit pursuant to clause Fifth above and any other Cash Collateral provided in respect of L/C Obligations in accordance with the terms of this Agreement shall be applied to satisfy drawings under such Letters of Credit and other Obligations owing to the applicable L/C Issuer in respect of Letters of Credit issued by it as they occur.  If any amount remains on deposit as Cash Collateral after all Letters of Credit have either been fully drawn or expired, such remaining amount shall be applied to the other Obligations, if any, in the order set forth above.

In the event of any conflict between the terms of the waterfall set forth in the Intercreditor Agreement and this Section 8.03, the terms of the Intercreditor Agreement shall govern.

ARTICLE IX
THE ADMINISTRATIVE AGENT

9.01         Appointment and Authority. Each of the Lenders and the L/C Issuers hereby irrevocably appoints and designates and authorizes the Administrative Agent to take such actions on its behalf under the provisions of this Agreement and each other Loan Document and to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms of this Agreement or any other Loan Document, together with such actions and powers as are reasonably incidental thereto (including to act as comisionista on their behalf in accordance with Articles 273 and 274 of the Mexican Commerce Code (Código de Comercio)).  The provisions of this Article IX are solely for the benefit of the Administrative Agent, the Lenders and the L/C Issuers, and neither the Borrower nor any other Loan Party shall have rights as a third-party beneficiary of any of such provisions.  It is understood and agreed that the use of the term "agent" herein or in any other Loan Documents (or any other similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law.  Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.

9.02         Rights as a Lender.  Each Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not an Agent and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated or unless the context otherwise requires, include each Person serving as an Agent hereunder in its individual capacity.  Each such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if such Person were not an Agent hereunder and without any duty to account therefor to the Lenders.

9.03         Exculpatory Provisions.

(a)           The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents, and the Administrative Agent's duties hereunder shall be administrative in nature.  Without limiting the generality of the foregoing, the Administrative Agent:

(i)          shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(ii)         shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable Law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any Debtor Relief Law or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Debtor Relief Law;

(iii)        shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, nor shall the Administrative Agent be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as an Agent or any of its Affiliates in any capacity;

(iv)       shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence solely beyond the control of the Administrative Agent (including but not limited to any act or provision of any present or future Law or regulation or Governmental Authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, or the unavailability of the Federal Reserve Bank wire or facsimile or other wire or communication facility);

(v)        shall not be required to expend or risk any of its own funds or otherwise incur any liability, financial or otherwise, in the performance of any of its duties hereunder or under any other Loan Document; and

(vi)       shall not be liable for any apportionment or distribution of payments made by it in good faith and if any such apportionment or distribution is subsequently determined to have been made in error, the sole recourse of any Lender to whom payment was due but not made, shall be to recover from the other Lenders any payment in excess of the amount to which they are determined to be entitled (and such other Lenders hereby agree to return to such Lender any such erroneous payments received by them).

(b)           The Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 11.01 and 8.02) or (ii) in the absence of its own gross negligence or willful misconduct, in each case as determined by a court of competent jurisdiction by a final and nonappealable judgment.  The Administrative Agent shall be deemed not to have knowledge of any Default or Event of Default unless and until notice describing such Default or Event of Default is given in writing to the Administrative Agent by the Borrower or a Lender.

(c)           The Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default or Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the Collateral Documents, or (v) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

(d)           The Administrative Agent shall be entitled to deal with money paid to it by any Person for the purposes of this Agreement in the same manner as other money paid to a banker by its customers except that it shall not be liable to account to any Person for any interest or other amounts in respect of the money.

(e)           An Agent may refuse to perform any duty or exercise any right or power unless it receives an indemnity from the Lenders reasonably satisfactory to it against the costs, expenses and liabilities which might be incurred by it in performing such duty or exercising such right or power.

(f)            Notwithstanding anything else to the contrary herein, if an Agent shall request instructions from the Required Lenders with respect to any discretionary action by, consent, designation, specification, requirement or approval of, notice, request or other communication from, or other direction given or action to be undertaken or to be (or not to be) suffered or omitted by the Administrative Agent or to any election, decision, opinion, acceptance, use of judgment, expression of satisfaction or other exercise of discretion, rights or remedies to be made (or not to be made) by the Administrative Agent in connection with this Agreement or any other Loan Document, then the Administrative Agent shall be entitled to refrain from such act or taking such action unless and until it shall have received instructions from the Required Lenders, and, in any such event, the Administrative Agent shall not incur any liability to any Person by reason of so refraining.  Without limiting the generality of the foregoing, no Lender shall have any right of action whatsoever against the Administrative Agent as a result of such action or inaction hereunder or under any other Loan Document in accordance with the instructions of the Required Lenders.  This provision is intended solely for the benefit of the Administrative Agent and its successors and permitted assigns and is not intended to and will not entitle the other parties hereto to any defense, claim or counterclaim, or confer any rights or benefits on any party hereto.

Each party to this Agreement acknowledges and agrees that an Agent may use an outside service provider for the tracking of all UCC financing statements required to be filed pursuant to the Loan Documents and notification to the Administrative Agent or Collateral Agent, of, among other things, the upcoming lapse or expiration thereof, and that any such service provider will be deemed to be acting at the request and on behalf of Borrower.  No Agent shall be liable for any action taken or not taken by any such service provider.

9.04         Reliance by Administrative Agent.  The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person.  The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon.  In determining compliance with any condition hereunder to the making of a Loan, or the issuance, extension, renewal or increase of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or a L/C Issuer, the Administrative Agent may presume that such condition is satisfactory to such Lender or such L/C Issuer unless the Administrative Agent shall have received notice to the contrary from such Lender or such L/C Issuer prior to the making of such Loan or the issuance of such Letter of Credit.  The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall be entitled to rely upon the advice of any such counsel, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

9.05         Delegation of Duties.  The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through, or delegate any and all such rights and powers to, any one or more sub-agents appointed by the Administrative Agent.  The Administrative Agent and any sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties.  The exculpatory provisions of this Article IX shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent or Collateral Agent, as applicable.  The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub-agents.

9.06         Resignation of Administrative Agent.

(a)            The Administrative Agent may at any time give notice of its resignation to the Lenders, the L/C Issuers and the Borrower.  Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the Borrower, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States.  If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within sixty (60) days after the retiring Agent gives notice of its resignation (or such earlier date as may be agreed to by the Required Lenders) (the "Resignation Effective Date"), then the retiring Agent may (but shall not be obligated to) on behalf of the Lenders and the L/C Issuers, appoint (or petition a court of competent jurisdiction for the appointment of) a successor Agent meeting the qualifications set forth above.  Whether or not a successor has been appointed, such resignation shall become effective in accordance with such notice on the Resignation Effective Date.

(b)           If any Person serving as an Agent is a Defaulting Lender pursuant to clause (d) of the definition thereof, the Required Lenders may, to the extent permitted by applicable Law, by notice in writing to the Borrower and such Person remove such Person as Agent and, in consultation with the Borrower, appoint a successor.  If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days (or such earlier day as shall be agreed by the Required Lenders) (the "Removal Effective Date"), then such removal shall nonetheless become effective in accordance with such notice on the Removal Effective Date.

(c)           With effect from the Resignation Effective Date or the Removal Effective Date (as applicable) (i) the retiring or removed Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any Collateral held by the Collateral Agent on behalf of the Secured Parties under any of the Loan Documents, the retiring Collateral Agent shall continue to hold such Collateral until such time as a successor Collateral Agent is appointed) and (2) except for any indemnity payments or other amounts then owed to the retiring or removed Agent, all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender and each L/C Issuer directly, until such time, if any, as the Required Lenders appoint a successor Agent as provided for above.  Upon the acceptance of a successor's appointment as an Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or removed) Agent (other than as provided in Section 3.01(g) and other than any rights to indemnity payments or other amounts owed to the retiring or removed Agent as of the Resignation Effective Date or the Removal Effective Date, as applicable), and the retiring or removed Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section 9.06).  The fees payable by the Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor.  After the retiring or removed Agent's resignation or removal hereunder and under the other Loan Documents, the provisions of this Article IX and Section 11.04 shall continue in effect for the benefit of such retiring or removed Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring or removed Agent was acting as an Agent.

(d)           Any entity into which the Administrative Agent in its individual capacity may be merged or converted or with which it may be consolidated, or any entity resulting from any merger, conversion or consolidation to which the Administrative Agent in its individual capacity shall be a party, or any entity to which substantially all of the corporate trust business of the Administrative Agent in its individual capacity may be transferred, shall be the Administrative Agent under this Agreement and the other Loan Documents without further action other than the execution and delivery of an accession agreement to the Intercreditor Agreement (if required thereunder) in accordance with Section 11.06.

9.07         Non-Reliance on Administrative Agent and Other Lenders.  Each Lender and each L/C Issuer acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement.  Each Lender and each L/C Issuer also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

9.08          No Other Duties, Etc.  Anything herein to the contrary notwithstanding, the Joint Lead Arrangers and Joint Bookrunners listed on the cover page hereof shall not have any powers, duties, liabilities or responsibilities under this Agreement or any of the other Loan Documents, except in their respective capacity, as applicable, as Administrative Agent, a Lender or a L/C Issuer hereunder.

ARTICLE X
GUARANTY

10.01       Guaranty.  Each Guarantor hereby, jointly and severally, absolutely, unconditionally and irrevocably guarantees to the Secured Parties and their respective successors, endorsees, transferees and assigns, as a guaranty of payment and not merely as a guaranty of collection, prompt and complete payment when due, whether at stated maturity, by required prepayment, upon acceleration, demand or otherwise, and at all times thereafter, of any and all of the Obligations, whether for principal, interest, premiums, fees, indemnities, damages, costs, expenses or otherwise, of the Borrower or the other Loan Parties to the Secured Parties, and whether arising hereunder or under any other Loan Document (including all renewals, extensions, amendments, refinancings and other modifications thereof and all costs, attorneys' fees and expenses incurred by the Secured Parties in connection with the collection or enforcement thereof).  The Administrative Agent's books and records showing the amount of the Obligations shall be admissible in evidence in any action or proceeding, and shall be binding upon each Guarantor, and conclusive absent manifest error for the purpose of establishing the amount of the Obligations.  This Guaranty shall not be affected by the genuineness, validity, regularity or enforceability of the Obligations or any instrument or agreement evidencing any Obligations, or by the existence, validity, enforceability, perfection, non-perfection or extent of any collateral therefor, or by any fact or circumstance relating to the Obligations which might otherwise constitute a defense to the obligations of any Guarantor under this Guaranty, and each Guarantor hereby irrevocably waives any defenses it may now have or hereafter acquire in any way relating to any or all of the foregoing.

10.02       Rights of Lenders.  Each Guarantor consents and agrees that the Secured Parties may, at any time and from time to time, without notice or demand, and without affecting the enforceability or continuing effectiveness hereof:  (a) amend, extend, renew, compromise, discharge, accelerate or otherwise change the time for payment or the terms of the Obligations or any part thereof; (b) take, hold, exchange, enforce, waive, release, fail to perfect, sell, or otherwise dispose of any security for the payment of this Guaranty or any Obligations; (c) apply such security and direct the order or manner of sale thereof as the Administrative Agent and the Lenders in their sole discretion may determine; and (d) release or substitute one or more of any endorsers or other guarantors of any of the Obligations.  Without limiting the generality of the foregoing, each Guarantor consents to the taking of, or failure to take, any action which might in any manner or to any extent vary the risks of such Guarantor under this Guaranty or which, but for this provision, might operate as a discharge of such Guarantor.

10.03       Certain Waivers.  Each Guarantor waives (a) any defense arising by reason of any disability or other defense of the Borrower or any other guarantor, or the cessation from any cause whatsoever (including any act or omission of any Secured Party) of the liability of the Borrower or any other Loan Party; (b) any defense based on any claim that such Guarantor's obligations exceed or are more burdensome than those of the Borrower or any other Loan Party; (c) the benefit of any statute of limitations affecting such Guarantor's liability hereunder; (d) any right to proceed against the Borrower or any other Loan Party, proceed against or exhaust any security for the Obligations, or pursue any other remedy in the power of any Secured Party whatsoever; (e) any benefit of and any right to participate in any security now or hereafter held by any Secured Party; and (f) to the fullest extent permitted by Law, any and all other defenses or benefits that may be derived from or afforded by applicable Law limiting the liability of or exonerating guarantors or sureties.  Notwithstanding the foregoing, each Guarantor agrees that its obligations under and in respect of this guarantee shall not be affected by, and shall remain in full force and effect without regard to, and hereby waives all rights, claims or defenses that it might otherwise have (now or in the future) with respect to each of the following (whether or not such Guarantor has knowledge thereof): (i) the validity or enforceability of this Agreement or any other Loan Document, any of the Obligations or any guarantee or right of offset with respect thereto at any time or from time to time held by any Secured Party; (ii) any renewal, extension or acceleration of, or any increase in the amount of the Obligations, or any amendment, supplement, modification or waiver of, or any consent to departure from, the Loan Documents; (iii) any failure or omission to assert or enforce or agreement or election not to assert or enforce, delay in enforcement, or the stay or enjoining, by order of court, by operation of law or otherwise, of the exercise or enforcement of, any claim or demand or any right, power or remedy (whether arising under any Loan Document, at law, in equity or otherwise) with respect to the Obligations or any agreement relating thereto, or with respect to any other guaranty of or security for the payment of the Obligations; (iv) any change, reorganization or termination of the corporate structure or existence of the Borrower or any other Loan Party or any of their Subsidiaries and any corresponding restructuring of the Obligations; (v) any settlement, compromise, release, or discharge of, or acceptance or refusal of any offer of payment or performance with respect to, or any substitution for, the Obligations, or any subordination of the Obligations to any other obligations; (vi) the validity, perfection, non-perfection or lapse in perfection, priority or avoidance of any security interest or lien, the release of any or all collateral securing, or purporting to secure, the Obligations or any other impairment of such collateral; (vii) any exercise of remedies with respect to any security for the Obligations (including, without limitation, any collateral, including the Collateral, securing or purporting to secure any of the Obligations) at such time and in such order and in such manner as the Administrative Agent and the Secured Parties may decide and whether or not every aspect thereof is commercially reasonable and whether or not such action constitutes an election of remedies and even if such action operates to impair or extinguish any right of reimbursement or subrogation or other right or remedy that any Guarantor would otherwise have, and without limiting the generality of the foregoing or any other provisions hereof, each Guarantor hereby expressly waives any and all benefits which might otherwise be available to such Guarantor under applicable Law; and (viii) any other circumstance whatsoever which may or might in any manner or to any extent vary the risk of any Guarantor as an obligor in respect of the Obligations or which constitutes, or might be construed to constitute, an equitable or legal discharge of the Borrower or any Guarantor for the Obligations, or of any such Guarantor under the guarantee contained in this Article X or of any security interest granted by any Guarantor, whether in a proceeding under any Debtor Relief Law or in any other instance (other than the indefeasible payment in full of the Obligations).  Each Guarantor expressly waives all setoffs and counterclaims and all presentments, demands for payment or performance, notices of nonpayment or nonperformance, protests, notices of protest, notices of dishonor and all other notices or demands of any kind or nature whatsoever with respect to the Obligations, and all notices of acceptance of this Guaranty or of the existence, creation or incurrence of new or additional Obligations.

10.04       Obligations Independent.  The obligations of each Guarantor hereunder are those of primary obligor, and not merely as surety, and are independent of the Obligations and the obligations of any other guarantor, and a separate action may be brought against such Guarantor to enforce this Guaranty whether or not the Borrower, any other Loan Party or any other person or entity is joined as a party.

10.05       Subrogation.  Each Guarantor shall not exercise any right of subrogation, contribution, indemnity, reimbursement or similar rights with respect to any payments it makes under this Guaranty until all of the Obligations and any amounts payable under this Guaranty have been indefeasibly paid and performed in full and the Commitments and the Facility are terminated.  If any amounts are paid to a Guarantor in violation of the foregoing limitation, then such amounts shall be held in trust for the benefit of the Secured Parties and shall forthwith be paid to the Secured Parties to reduce the amount of the Obligations, whether matured or unmatured.

10.06       Termination; Reinstatement.  This Guaranty is a continuing and irrevocable guaranty of all Obligations now or hereafter existing and shall remain in full force and effect until all Obligations and any other amounts payable under this Guaranty are indefeasibly paid in full in cash and the Commitments and the Facility with respect to the Obligations are terminated.  Notwithstanding the foregoing, this Guaranty shall continue in full force and effect or be revived, as the case may be, if any payment by or on behalf of the Borrower or any other Loan Party is made, or any of the Secured Parties exercises its right of setoff, in respect of the Obligations and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by any of the Secured Parties in their discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Laws or otherwise, all as if such payment had not been made or such setoff had not occurred and whether or not the Secured Parties are in possession of or have released this Guaranty and regardless of any prior revocation, rescission, termination or reduction.  The obligations of each Guarantor under this paragraph shall survive termination of this Guaranty.

10.07       Subordination.  Each Guarantor hereby subordinates the payment of all obligations and indebtedness of the Borrower or any other Loan Party owing to such Guarantor, whether now existing or hereafter arising, including any obligation of the Borrower or any other Loan Party to such Guarantor as subrogee of the Secured Parties or resulting from such Guarantor's performance under this Guaranty, to the indefeasible payment in full in cash of all Obligations.  If the Secured Parties so request, any such obligation or indebtedness of the Borrower or any other Loan Party to such Guarantor shall be enforced and performance received by such Guarantor as trustee for the Secured Parties and the proceeds thereof shall be paid over to the Secured Parties on account of the Obligations, but without reducing or affecting in any manner the liability of such Guarantor under this Guaranty.

10.08       Stay of Acceleration.  If acceleration of the time for payment of any of the Obligations is stayed, in connection with any case commenced by or against the Borrower or any other Loan Party under any Debtor Relief Laws, or otherwise, all such amounts shall nonetheless be payable by the Guarantors immediately upon demand by the Secured Parties.

10.09       Condition of Borrower.  Each Guarantor acknowledges and agrees that it has the sole responsibility for, and has adequate means of, obtaining from the Borrower, the other Loan Parties and any other guarantor such information concerning the financial condition, business and operations of the Borrower, the other Loan Parties and any such other guarantor as such Guarantor requires, and that none of the Secured Parties has any duty, and such Guarantor is not relying on the Secured Parties at any time, to disclose to such Guarantor any information relating to the business, operations or financial condition of the Borrower, the other Loan Parties or any other guarantor (such Guarantor waiving any duty on the part of the Secured Parties to disclose such information and any defense relating to the failure to provide the same).

10.10       Payments.  Any and all payments by or on account of any obligation of any Guarantor hereunder or under any other Loan Document shall be made in Dollars and in immediately available funds, on the same terms and to the same extent that payments by the Borrower are required to be made pursuant to the terms hereof.

10.11       Keepwell.  Each Loan Party that is a Qualified ECP Guarantor at the time the Guaranty or the grant of the security interest under the Loan Documents, in each case, by any Specified Loan Party, becomes effective with respect to any Swap Obligation, hereby jointly and severally, absolutely, unconditionally and irrevocably undertakes to provide such funds or other support to each Specified Loan Party with respect to such Swap Obligation as may be needed by such Specified Loan Party from time to time to honor all of its obligations under this Guaranty and the other Loan Documents in respect of such Swap Obligation (but, in each case, only up to the maximum amount of such liability that can be hereby incurred without rendering such Qualified ECP Guarantor's obligations and undertakings under this Article X voidable under applicable Law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount).  The obligations and undertakings of each Qualified ECP Guarantor under this Section 10.11 shall remain in full force and effect until the Obligations have been indefeasibly paid and performed in full.  Each Qualified ECP Guarantor intends this Section 10.11 to constitute, and this Section 10.11 shall be deemed to constitute, a guarantee of the obligations of, and a "keepwell, support, or other agreement" for the benefit of, each Specified Loan Party for all purposes of the Commodity Exchange Act.

10.12       [Reserved].

10.13       Spanish Guarantee Limitations.  The Guarantees and indemnities of each Spanish Guarantor under the Loan Documents shall:

(a)           not extend to any obligation incurred by any Loan Party as a result of such Loan Party borrowing (or guaranteeing the borrowing of) funds (but only in respect of those funds) under the Loan Documents for the purpose of:

(i)                acquiring quotas (participaciones sociales) representing the share capital of such Spanish Guarantor or shares (acciones) or quotas (participaciones sociales) representing the share capital of a company within its Relevant Group; or

(ii)               refinancing a previous debt for the acquisition of quotas (participaciones sociales) representing the share capital of such Spanish Guarantor or shares (acciones) or quotas (participaciones sociales) representing the share capital of a company within its Relevant Group; and

(b)           not be deemed undertaken or incurred by a Spanish Guarantor to the extent that the same would constitute unlawful financial assistance under Section 2 of Chapter VI of Title IV of the Spanish Companies Law, and, in that case, all provisions of this Agreement shall be construed accordingly in the sense that, in no case, can any Guarantee or security given by a Spanish Guarantor secure repayment of the above-mentioned funds, provided that any Guarantee or security given by a Spanish Guarantor shall benefit such Spanish Guarantor, any of the companies within its Relevant Group or its Relevant Group as a whole.

For the purposes of this Section 10.13, a reference to the "Relevant Group" of a Spanish Guarantor shall mean such Spanish Guarantor and any other companies constituting a group as such term is defined under Article 42 of the Spanish Commercial Code (Código de Comercio). The limitations set forth in this Section 10.13 shall apply mutatis mutandis to any security created by a Spanish Guarantor under the Collateral Documents and to any guarantee, indemnity, any similar obligation resulting in a payment obligation and payment including setoff pursuant to the Loan Documents and made by any Spanish Guarantor.

ARTICLE XI
MISCELLANEOUS

11.01       Amendments, Etc.  No amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by the Borrower or any other Loan Party therefrom, shall be effective unless in writing signed by the Required Lenders and the Borrower or the applicable Loan Party, as the case may be, and acknowledged by the Administrative Agent, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such amendment, waiver or consent shall:

(a)           waive (i) any condition set forth in Section 4.01 or (ii) any condition set forth in Section 4.02 with respect to the first Credit Extension, without the prior written consent of all Lenders;

(b)           without limiting the generality of clause (a) above, waive any condition set forth in Section 4.02 as to any Borrowing under the Facility without the prior written consent of the Required Lenders;

(c)           extend or increase the Commitment of any Lender (or reinstate any Commitment terminated pursuant to Section 8.02) without the written consent of such Lender;

(d)           postpone any date fixed by this Agreement or any other Loan Document for any payment (excluding mandatory prepayments) of principal, interest, fees or other amounts due to the Lenders (or any of them) hereunder or under such other Loan Document without the written consent of each Lender entitled to such payment;

(e)           reduce the principal of, or the rate of interest specified herein on, any Loan or L/C Borrowing, or (subject to clause (ii) of the second proviso to this Section 11.01) any fees or other amounts payable hereunder or under any other Loan Document without the written consent of each Lender entitled to such amount; provided, however, that only the consent of the Required Lenders shall be necessary (i) to amend the definition of "Default Rate" or to waive any obligation of the Borrower to pay interest at the Default Rate or (ii) to amend any financial covenant hereunder (or any defined term used therein);

(f)            change Section 2.12 in a manner that would alter the pro rata sharing of payments required thereby without the written consent of each Lender, or change (i) Section 8.03 or (ii) the order of application of any reduction in the Commitments or any prepayment of Loans from the application thereof set forth in the applicable provisions of Section 2.04(b), without the written consent of each Lender;

(g)           change any provision of this Section 11.01 or the definition of "Required Lenders" or any other provision hereof specifying the number or percentage of Lenders required to amend, waive or otherwise modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender;

(h)           release all or substantially all of the Collateral in any transaction or series of related transactions, except as shall be otherwise provided in any Collateral Document or any other Loan Document, without the written consent of each Lender; provided that, with respect to Collateral Documents that the Lenders are not party to, the Collateral Agent may agree to such an amendment, waiver or consent provided it has received an instruction to do so from the Administrative Agent on behalf of each Lender;

(i)             release all or substantially all of the value of the Guaranty, without the written consent of each Lender, except to the extent the release of any Guarantor from the Guaranty is permitted pursuant to the Loan Documents; or

(j)             impose any greater restriction on the ability of any Lender under the Facility to assign any of its rights or obligations hereunder without the written consent of the Required Lenders;

and provided, further, that (i) no amendment, waiver or consent shall, unless in writing and signed by each L/C Issuer in addition to the Lenders required above, affect the rights or duties of any L/C Issuer under this Agreement or any Issuer Document relating to any Letter of Credit issued or to be issued by it; (ii) no amendment, waiver or consent shall, unless in writing and signed by an Agent, as applicable, in addition to the Lenders required above, affect the rights or duties of the an Agent, as applicable, under this Agreement or any other Loan Document; and (iii) a Fee Letter may be amended, or rights or privileges thereunder waived, in a writing executed only by the parties thereto.  Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder (and any amendment, waiver or consent which by its terms requires the consent of all Lenders or each affected Lender may be effected with the consent of the applicable Lenders other than Defaulting Lenders), except that (x) the Commitment of any Defaulting Lender may not be increased or extended without the consent of such Lender and (y) any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender that by its terms affects any Defaulting Lender disproportionately adversely relative to other affected Lenders shall require the consent of such Defaulting Lender.

If any Lender does not consent to a proposed amendment, waiver, consent or release with respect to any Loan Document that requires the consent of each Lender and that has been approved by the Required Lenders, the Borrower may replace such non-consenting Lender in accordance with Section 11.13; provided that such amendment, waiver, consent or release can be effected as a result of the assignment contemplated by such Section 11.13 (together with all other such assignments required by the Borrower to be made pursuant to this paragraph).

Notwithstanding anything in this Section 11.01 to the contrary, Schedule 2.01 may be amended and restated pursuant to a Joinder Agreement.

11.02       Notices; Effectiveness; Electronic Communications.

(a)           Notices Generally.  Except as provided in subsection (b) below, all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile or electronic mail as follows:

(i)          if to the Borrower or any other Loan Party, the Administrative Agent or the L/C Issuers, to the address, facsimile number, electronic mail address specified for such Person on Schedule 11.02; and

(ii)         if to any other Lender, to the address, facsimile number or electronic mail address specified in its Administrative Questionnaire (including, as appropriate, notices delivered solely to the Person designated by a Lender on its Administrative Questionnaire then in effect for the delivery of notices that may contain material non-public information relating to the Borrower).

Notices and other communications sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices and other communications sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient).  Notices and other communications delivered through electronic communications to the extent provided in subsection (b) below shall be effective as provided in such subsection (b).  Any notice required to be delivered to the Administrative Agent by the Borrower pursuant to Article II (including Committed Loan Notices and prepayment notices) must be faxed to the Administrative Agent at its facsimile number set forth in Schedule 11.02, regardless of whether it is delivered to the Administrative Agent in any other manner permitted under this Section 11.02.

(b)           Electronic Communications.  Notices and other communications to the Lenders and the L/C Issuers hereunder may be delivered or furnished by electronic communication (including e-mail, FpML messaging, and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender or any L/C Issuer pursuant to Article II if such Lender or such L/C Issuer, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such Article II by electronic communication.  The Administrative Agent, the L/C Issuers or the Borrower may each, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement), and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor; provided that, for both clauses (i) and (ii), if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice, email or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient.

(c)           The Platform.  THE PLATFORM IS PROVIDED "AS IS" AND "AS AVAILABLE."  THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS.  NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON‑INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM.  In no event shall the Administrative Agent or any of its Related Parties (collectively, the "Agent Parties") have any liability to the Borrower, any other Loan Party, any Lender or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrower's, any Loan Party's or an Agent's transmission of Borrower Materials or notices through the Platform, any other electronic messaging service, or through the Internet.

(d)           Change of Address, Etc.  Each Loan Party, the Administrative Agent and the L/C Issuers may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto.  Each other Lender may change its address or facsimile number for notices and other communications hereunder by notice to the Borrower, the Administrative Agent and the L/C Issuers.  In addition, each Lender agrees to notify the Administrative Agent from time to time to ensure that the Administrative Agent has on record (i) an effective address, contact name, facsimile number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender.  Furthermore, each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the "Private Side Information" or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender's compliance procedures and applicable Law, including United States Federal and state securities Laws, to make reference to Borrower Materials that are not made available through the "Public Side Information" portion of the Platform and that may contain material non-public information with respect to the Borrower or its securities for purposes of United States Federal or state securities laws.

(e)            Reliance by Administrative Agent, L/C Issuer and Lenders.  The Administrative Agent, each L/C Issuer and the Lenders shall be entitled to rely and act upon any notices (including Committed Loan Notices and Letter of Credit Applications) purportedly given by or on behalf of the Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof.  The Borrower shall indemnify the Administrative Agent, each L/C Issuer, each Lender and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrower.

11.03       No Waiver; Cumulative Remedies; Enforcement.  No failure by any Lender, any L/C Issuer or the Administrative Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder or under any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.  The rights, remedies, powers and privileges herein provided, and provided under each other Loan Document, are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Law.

Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Loan Parties or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent in accordance with Section 8.02 for the benefit of all the Lenders and the L/C Issuers; provided, however, that the foregoing shall not prohibit (a) the Administrative Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Administrative Agent) hereunder and under the other Loan Documents, (b) each L/C Issuer from exercising the rights and remedies that inure to its benefit (solely in its capacity as L/C Issuer) hereunder and under the other Loan Documents, (c) any Lender from exercising setoff rights in accordance with Section 11.08 (subject to the terms of Section 2.12), or (d) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Loan Party under any Debtor Relief Law; and provided, further, that if at any time there is no Person acting as Administrative Agent hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to Section 8.02 and (ii) in addition to the matters set forth in clauses (b), (c) and (d) of the preceding proviso and subject to Section 2.12, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

11.04       Expenses; Indemnity; Damage Waiver.

(a)           Costs and Expenses.  The Borrower shall pay (i) all reasonable and documented out-of-pocket expenses incurred by the Lenders, the Administrative Agent and their respective Affiliates (including the reasonable fees, charges and disbursements of counsel for the Administrative Agent and the Lenders) in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents (including, with respect to the Collateral Agent, taking and holding Collateral and perfecting security interests therein) or any amendments, modifications or waivers of or consents to the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable and documented out-of-pocket expenses incurred by any L/C Issuer in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder, and (iii) all documented out‑of‑pocket expenses incurred by the Administrative Agent, any L/C Issuer or any Lender (including the documented fees, charges and disbursements of any counsel for the Administrative Agent, any L/C Issuer or any Lender), in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents and with respect to the Collateral, including its rights under this Section 11.04, or (B) in connection with Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit.

(b)           Indemnification by the Borrower.  The Borrower shall indemnify the Administrative Agent, each Lender and each L/C Issuer and each Related Party of any of the foregoing Persons (each such Person being called an "Indemnitee") against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the documented fees, charges and disbursements of any counsel for any Indemnitee), incurred by any Indemnitee or asserted against any Indemnitee by any Person (including the Borrower or any other Loan Party, but excluding such Indemnitee and its Related Parties) arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by any L/C Issuer to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or Release of Hazardous Materials at, on, under or emanating from any property owned, leased or operated by the Borrower or any of its Subsidiaries, or any Environmental Liability related in any way to the Borrower or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower or any other Loan Party, and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee; (y) result from a claim brought by the Borrower or any other Loan Party against an Indemnitee for willful breach of such Indemnitee's obligations hereunder or under any other Loan Document, if the Borrower or such Loan Party has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction; or (z) do not arise from any act or omission by the Borrower or any of its Affiliates and are brought by an Indemnitee against any other Indemnitee (other than losses, claims, damages, liabilities, or related expenses involving claims against the Administrative Agent in its capacity as such).  Without limiting the provisions of Section 3.01(c), this Section 11.04(b) shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim.

(c)           Reimbursement by Lenders.  To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under subsection (a) or (b) of this Section 11.04 to be paid by it to the Administrative Agent (or any sub-agent thereof), the Collateral Agent (or any sub-agent thereof), any L/C Issuer or any Related Party, and without relieving the Borrower of its obligation to do so, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent), the Collateral Agent (or any sub-agent thereof), such L/C Issuer or such Related Party such Lender's pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought based on each Lender's share of the Total Credit Exposure at such time) of such unpaid amount (including any such unpaid amount in respect of a claim asserted by such Lender), such payment to be made severally among them based on such Lenders' Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought), provided, further that, the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any sub-agent), the Collateral Agent (or any sub-agent thereof), or any L/C Issuer in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any sub-agent) or any L/C Issuer in connection with such capacity.  The obligations of the Lenders under this subsection (c) are subject to the provisions of Section 2.11(d).

(d)           Waiver of Consequential Damages, Etc.  To the fullest extent permitted by applicable Law, no Loan Party shall assert, and each Loan Party hereby waives, and acknowledges that no other Person shall have, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof.  No Indemnitee referred to in subsection (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed to such unintended recipients by such Indemnitee through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(e)            Payments.  All amounts due under this Section 11.04 shall be payable not later than ten (10) Business Days after demand therefor.

(f)            Survival.  The agreements in this Section 11.04 and the indemnity provision of Section 11.02(e) shall survive the resignation or removal of the Administrative Agent, the replacement of any Lender, the termination of the Aggregate Commitments and the repayment, satisfaction or discharge of all the other Obligations.

11.05       Payments Set Aside.  To the extent that any payment by or on behalf of the Borrower is made to the Administrative Agent, any L/C Issuer or any Lender, or the Administrative Agent, any L/C Issuer or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Administrative Agent, such L/C Issuer or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender and each L/C Issuer severally agrees to pay to the Administrative Agent upon written demand its applicable share (without duplication) of any amount so recovered from or repaid by the Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Rate from time to time in effect.  The obligations of the Lenders and the L/C Issuers under clause (b) of the preceding sentence shall survive the payment in full of the Obligations and the termination of this Agreement.

11.06       Successors and Assigns.

(a)           Successors and Assigns Generally.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that neither the Borrower nor any other Loan Party may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender, and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of Section 11.06(b), (ii) by way of participation in accordance with the provisions of Section 11.06(d), or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 11.06(e) (and any other attempted assignment or transfer by any party hereto shall be null and void).  Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (d) of this Section 11.06 and, to the extent expressly contemplated hereby, the Related Parties of the Administrative Agent, the L/C Issuers and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)           Assignments by Lenders.  Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans (including for purposes of this subsection (b), participations in L/C Obligations) at the time owing to it); provided that any such assignment shall be subject to the following conditions:

(i)          Minimum Amounts.

(A)         in the case of an assignment of the entire remaining amount of the assigning Lender's Commitment and/or the Loans at the time owing to it or contemporaneous assignments to related Approved Funds that equal at least the amount specified in paragraph (b)(i)(B) of this Section 11.06 in the aggregate or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B)          in any case not described in Section 11.06(b)(i)(A), the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if "Trade Date" is specified in the Assignment and Assumption, as of the Trade Date, shall not be less than U.S.$1,000,000 unless the Administrative Agent otherwise consents (such consent not to be unreasonably withheld or delayed).

(ii)         Proportionate Amounts.  Each total or partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement with respect to the Loans or the Commitment assigned;

(iii)        Required Consents.  No consent shall be required for any assignment except to the extent required by other subsections of this Section 11.06 and, in addition:

(A)          the consent of the Borrower (such consent not to be unreasonably withheld or delayed) shall be required if such assignment is to an Eligible Assignee that is not a Lender, Affiliate of a Lender or Approved Fund (and any such purported assignment without such consent shall be null and void); provided that (x) no such Borrower consent shall be required if an Event of Default has occurred and is continuing at the time of such assignment and (y) the Borrower shall be deemed to have consented unless it has objected by written notice to the Administrative Agent within ten (10) Business Days after having received written notice of such proposed assignment;

(B)          the consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required if such assignment is to a Person that is not a Lender, an Affiliate of such Lender or an Approved Fund with respect to such Lender; and

(C)          the consent of the L/C Issuers shall be required for any assignment.

(iv)       Assignment and Assumption.  The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee in the amount of U.S.$3,500; provided, however, that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment.  The assignee, if it is not a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.  No assignment under this subsection (b) of Section 11.06 shall be effective until the Administrative Agent has satisfied its "know your customer" requirements with respect to the assignee, and the Administrative Agent shall not be obligated to execute any Assignment and Assumption until such requirements with respect to the assignee have been satisfied, provided that the Administrative Agent shall not unreasonably delay its determination of the satisfaction of "know your customer" requirements.

(v)        No Assignment to Certain Persons.  No such assignment shall be made (A) to any Loan Party or any of the Loan Parties' Affiliates or Subsidiaries, (B) to any Defaulting Lender or any of its Subsidiaries, or any Person who, upon becoming a Lender hereunder, would constitute any of the foregoing Persons described in this clause (B), or (C) to a natural Person.

(vi)       Certain Additional Payments.  In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the applicable pro rata share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent, any L/C Issuer or any Lender hereunder (and interest accrued thereon) and (y) acquire (and fund as appropriate) its full pro rata share of all Loans and participations in Letters of Credit in accordance with its Applicable Percentage.  Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable Law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

(vii)      Status of Assignee Lender and Assigning Lender.  Subject to acceptance and recording thereof by the Administrative Agent pursuant to subsection (c) of this Section 11.06, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 3.01, 3.04, 3.05 and 11.04 with respect to facts and circumstances occurring prior to the effective date of such assignment; provided, that except to the extent otherwise expressly agreed by the affected parties, no assignment by a Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender's having been a Defaulting Lender.  Upon request, the Borrower (at its expense) shall execute and deliver a Note to the assignee Lender.  Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with subsection (d) of this Section 11.06.

(viii)      No Increased Costs.  The Borrower shall not be required to pay to the relevant assignee Lender an amount pursuant to Section 3.01 or Section 3.04 in excess of the amount that the Borrower would have been required to pay to the assigning Lender if the relevant assignment had not been made.

(c)           Register.  The Administrative Agent, acting solely for this purpose as an agent of the Borrower (such agency being solely for tax purposes and not subject to any fiduciary or other implied duties), shall maintain at the Administrative Agent's Office a copy of each Assignment and Assumption delivered to it (or the equivalent thereof in electronic form) and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and stated interest) of the Loans and L/C Obligations owing to, each Lender pursuant to the terms hereof from time to time (the "Register").  The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement.  The Register shall be available for inspection by the Borrower, at any reasonable time and from time to time upon reasonable prior notice (but not more frequently than once per calendar month).

(d)           Participations.  Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural Person, a Defaulting Lender or any Loan Party or any of the Loan Parties' Affiliates or Subsidiaries) (each, a "Participant") in all or a portion of such Lender's rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans including such Lender's participations in L/C Obligations owing to it); provided that (i)  such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent, the L/C Issuers and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement.  For the avoidance of doubt, each Lender shall be responsible for the indemnity under Section 11.04(c) without regard to the existence of any participation.

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in the first proviso to Section 11.01 that affects such Participant.  The Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.01, 3.04 and 3.05 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (b) of this Section 11.06 (it being understood that the documentation required under Section 3.01(e) shall be delivered to the Lender who sells the participation) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (b) of this Section 11.06; provided that such Participant (A) agrees to be subject to the provisions of Sections 3.06 and 11.13 as if it were an assignee under subsection (b) of this Section 11.06 and (B) shall not be entitled to receive any greater payment under Sections 3.01 or 3.04, with respect to any participation, than the Lender from whom it acquired the applicable participation would have been entitled to receive.  The foregoing shall not apply in relation to Section 3.01, to a Treaty Lender that has included a confirmation of its scheme reference number and its jurisdiction of tax residence in accordance with Section 3.01(e)(vi) if the Loan Party making the payment has not made an appropriate DTTP2 filing pursuant to Section 3.01(e)(vii) within the time period contemplated therein in respect of that Treaty Lender or such DTTP2 filing has been rejected by HMRC.  Each Lender that sells a participation agrees, at the Borrower's request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 3.06 with respect to any Participant.  To the extent permitted by law, each Participant shall also be entitled to the benefits of Section 11.09 as though it were a Lender; provided that such Participant agrees to be subject to Section 2.12 as though it were a Lender.  Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant's interest in the Loans or other obligations under the Loan Documents (the "Participant Register").  The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary; provided that no Lender shall have any other obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant's interest in any commitments, loans or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is (i) necessary to establish that such commitment, loan or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations and/or (ii) required pursuant to applicable Law, after the Borrower’s reasonable prior written request therefor. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(e)           Certain Pledges.  Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

11.07       Treatment of Certain Information; Confidentiality.  Each of the Administrative Agent, the Lenders and the L/C Issuers agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its Related Parties (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent required or requested by any regulatory authority purporting to have jurisdiction over such Person or its Related Parties (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section 11.07, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights and obligations under this Agreement or (ii) any actual or prospective party (or its Related Parties) to any swap, derivative or other transaction under which payments are to be made by reference to the Borrower and its obligations, this Agreement or payments hereunder, (g) on a confidential basis to (i) any rating agency in connection with rating the Borrower or its Subsidiaries or the credit facilities provided hereunder or (ii) the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers of other market identifiers with respect to the credit facilities provided hereunder, (h) with the consent of the Borrower or (i) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section 11.07 or (ii) becomes available to the Administrative Agent, any Lender or any of their respective Affiliates on a non-confidential basis from a source other than the Borrower.

For purposes of this Section 11.07, "Information" means all information received from the Borrower or any Subsidiary relating to the Borrower or any Subsidiary or any of their respective businesses, other than any such information that is available to the Administrative Agent, any Lender or any L/C Issuer on a non-confidential basis prior to disclosure by the Borrower or any Subsidiary, provided that, in the case of information received from the Borrower or any Subsidiary after the date hereof, such information is clearly identified at the time of delivery as confidential.  Any Person required to maintain the confidentiality of Information as provided in this Section 11.07 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Each of the Administrative Agent, the Lenders and the L/C Issuers acknowledges that (a) the Information may include material non-public information concerning the Borrower or a Subsidiary, as the case may be, (b) it has developed compliance procedures regarding the use of material non‑public information and (c) it will handle such material non-public information in accordance with applicable Law, including United States Federal and state securities Laws.

11.08       Right of Setoff.  If an Event of Default shall have occurred and be continuing, each Lender, each L/C Issuer and each of its respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender, such L/C Issuer or any such Affiliate to or for the credit or the account of the Borrower or any other Loan Party against any and all of the obligations of the Borrower or such other Loan Party now or hereafter existing under this Agreement or any other Loan Document to such Lender or such L/C Issuer, irrespective of whether or not such Lender or such L/C Issuer shall have made any demand under this Agreement or any other Loan Document and although such obligations of the Borrower or such other Loan Party may be contingent or unmatured or are owed to a branch or office or Affiliate of such Lender or such L/C Issuer different from the branch, office or Affiliate holding such deposit or obligated on such indebtedness; provided, that in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.13 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff.  The rights of each Lender and each L/C Issuer and its respective Affiliates under this Section 11.08 are in addition to other rights and remedies (including other rights of setoff) that such Lender, such L/C Issuer or its respective Affiliates may have.  Each Lender and each L/C Issuer agrees to notify the Borrower and the Administrative Agent promptly after any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application.

11.09       Interest Rate Limitation.  Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the "Maximum Rate").  If the Administrative Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Borrower.  In determining whether the interest contracted for, charged, or received by the Administrative Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

11.10       Counterparts; Integration; Effectiveness.  This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract.  This Agreement and the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.  Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto.  Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic imaging means (e.g.  "pdf" or "tif") shall be effective as delivery of an original executed counterpart thereof.

11.11       Survival of Representations and Warranties.  All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof.  Such representations and warranties have been or will be relied upon by the Administrative Agent and each Lender, regardless of any investigation made by the Administrative Agent or any Lender or on their behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default at the time of any Borrowing, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied or any Letter of Credit shall remain outstanding.

11.12       Severability.  If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions.  The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.  Without limiting the foregoing provisions of this Section 11.12, if and to the extent that the enforceability of any provisions in this Agreement relating to Defaulting Lenders shall be limited by Debtor Relief Laws, as determined in good faith by the Administrative Agent, then such provisions shall be deemed to be in effect only to the extent not so limited.

11.13       Replacement of Lenders.  If the Borrower is entitled to replace a Lender pursuant to the provisions of Section 3.06, or if any Lender is a Defaulting Lender or a Non-Consenting Lender or if any other circumstance exists hereunder that gives the Borrower the right to replace a Lender as a party hereto, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 11.06), all of its interests, rights (other than its existing rights to payments pursuant to Sections 3.01 and 3.04) and obligations under this Agreement and the related Loan Documents to an Eligible Assignee that shall assume such obligations (which Eligible Assignee may be another Lender, if a Lender accepts such assignment), provided that:

(a)            the Borrower shall have paid to the Administrative Agent the assignment fee (if any) specified in Section 11.06(b);

(b)           such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and L/C Advances, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 3.05) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(c)           in the case of any such assignment resulting from a claim for compensation under Section 3.04 or payments required to be made pursuant to Section 3.01, such assignment is reasonably believed by the Borrower to result in a reduction in such compensation or payments thereafter;

(d)           such assignment does not conflict with applicable Laws;

(e)            the Administrative Agent has satisfied its "know your customer" requirements with respect to the applicable assignee, provided that the Administrative Agent shall not unreasonably delay its determination of the satisfaction of "know your customer" requirements; and

(f)            in the case of an assignment resulting from a Lender becoming a Non-Consenting Lender, the applicable assignee shall have consented to the applicable amendment, waiver or consent.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

11.14       Governing Law; Jurisdiction; Etc.

(a)           GOVERNING LAW.  THIS AGREEMENT AND THE NOTES AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY NOTE AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(b)           SUBMISSION TO JURISDICTION EACH PARTY IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF AND AGREES THAT IT WILL NOT COMMENCE ANY ACTION, LITIGATION OR PROCEEDING OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST ANY OTHER PARTY OR ANY RELATED PARTY OF THE FOREGOING IN ANY WAY RELATING TO THIS AGREEMENT OR THE TRANSACTIONS RELATING HERETO, IN ANY FORUM OTHER THAN SUCH COURTS, AND EACH OF THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO ANY OTHER JURISDICTION TO WHICH IT MAY BE ENTITLED BY REASON OF PRESENT OR FUTURE DOMICILE, PLACE OF RESIDENCE OR ANY OTHER REASON AND AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION, LITIGATION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION, LITIGATION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER DEBT DOCUMENT SHALL AFFECT ANY RIGHT THAT THE COLLATERAL AGENT OR ANY CREDITOR MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER DEBT DOCUMENT AGAINST THE BORROWER OR ANY OTHER LOAN PARTY (EXCEPT LOAN PARTIES THAT ARE INCORPORATED OR DOMICILED IN MEXICO) OR ANY OF THEIR RESPECTIVE PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(c)           WAIVER OF VENUE.  EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN CLAUSE (B) OF THIS SECTION 11.14.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(d)           SERVICE OF PROCESS.  The Borrower and each other Loan Party hereby irrevocably designates, appoints and empowers CT Corporation, with an office on the date hereof at 111 Eighth Avenue, New York, New York 10011, Unites States of America, as its designee, appointee and agent to receive, accept and acknowledge for and on its behalf, and in respect of its property, service of any and all legal process, summons, complaints, notices and documents which may be served in any action or proceeding arising out of or relating to this Agreement.  Such service may be made by mailing or delivering a copy of such process to the applicable Loan Party in care of the Process Agent at the Process Agent's address.  If for any reason the Process Agent shall cease to act as such for the Borrower, the Borrower hereby agrees to designate a new designee, appointee and agent in New York City, State of New York, United States on the same terms and for the purposes of this Section 11.14 reasonably satisfactory to the Required Lenders.  Notwithstanding the designation, appointment and empowerment of the Process Agent as herein set forth, each of the Borrower and each other Loan Party irrevocably consents to service of process in the manner provided for notices in Section 11.02.  Nothing in this Agreement will affect the right of any party hereto to serve process in any other manner permitted by applicable law.

11.15       WAIVER OF JURY TRIAL.  EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.15.

11.16       Special Provisions Regarding Enforcement Under the Laws of Spain.

(a)           Administrative Agent Accounting.  For the purposes of Article 572 of the Spanish Civil Procedural Law (Ley de Enjuiciamiento Civil), the Administrative Agent, in its capacity as such (and on behalf of each Secured Party), shall open and maintain in its book a special credit account for each Secured Party.  In each of such accounts the Administrative Agent shall debit the amounts owed by a Loan Party to a Secured Party, including the interest, fees, expenses, default interest, additional costs and any other amounts that are payable by a Loan Party pursuant to a Loan Document.  Likewise, all amounts received by the Administrative Agent from a Loan Party pursuant to a Loan Document shall be credited in that account, so that the sum of the balance of the credit account represents the amount owed by a Loan Party to a Secured Party at any time.

(b)           Individual Account of Each Secured Party.  In addition to the special unified account referred to in Section 11.16(a) above, each Secured Party shall open and maintain in its books a special credit account from which the interest, fees, expenses, default interest, additional costs and any other amounts that a Loan Party owes to such Secured Party hereunder shall be debited and in which all amounts received by the Secured Party from any Loan Party under the relevant Loan Document shall be credited.

(c)            Determination of Balance Due Upon Enforcement Before Spanish Courts.

(i)            In the event of enforcement of a Loan Document before the Spanish courts, the Administrative Agent (on behalf of the Secured Parties) shall settle the credit accounts referred to above in this Section 11.16. It is expressly agreed for purposes of enforceability via judicial or out-of-court methods pursuant to Spanish Law that the balance due from the accounts referred to in this Section 11.16 resulting from the certificate issued for such purpose by the Administrative Agent shall be deemed a liquid, due and payable amount enforceable against a Loan Party, provided that it is evidenced in a notarial document that the settlement was made in the form agreed to by the parties in the enforceable instrument documenting this Agreement (título ejecutivo) and that the balance due matches with the balance that appears in the corresponding open account of the Secured Party in connection to the relevant Loan Document.

(ii)           The Administrative Agent shall previously notify the relevant Loan Party of the amount due as a result of the settlement.

(d)           Enforcement Before the Spanish Courts.

(i)            In the event that a Secured Party decides, for the purposes of the enforcement of a Loan Document (that has been raised to the status of public document in Spain) before the Spanish courts, to commence the ordinary enforcement proceeding set forth in Articles 517 et seq., of the Spanish Law of Civil Procedure, the parties expressly agree for purposes of Article 571 et seq., of such Spanish Law of Civil Procedure that the settlement to determine the summarily enforceable debt be made by the Administrative Agent (on behalf of the corresponding Secured Party).  Therefore, the following will be sufficient for the commencement of the summary proceedings:  (A) the notarial deed (escritura de elevación a público) evidencing this Agreement (or the relevant Loan Document that has been raised to the status of public document in Spain); (B) a certificate, issued by the Administrative Agent, of the debt for which the Loan Party is liable, as well as the extract of the debit and credit entries and the entries corresponding to the application of interest that determines the actual balance for which enforcement is requested and the document providing evidence (documento fehaciente) that the settlement of the debt has been carried out in the form agreed to in this Agreement; and (C) a notarial document providing evidence of the prior notice to the Loan Party of the amount due as a result of the settlement.

(ii)           The Loan Party shall bear all Taxes, expenses and duties accruing or that are incurred by reason of the notarial instruments referred to in the previous paragraph.

(iii)          To the extent that the Laws of Spain do not contemplate the enforcement of Collateral by a collateral agent, security agent or other agent, references in this Agreement to the enforcement of any Collateral Document governed by the Laws of Spain by the Collateral Agent shall be deemed to refer to enforcement of such Collateral Document by the Secured Parties. In such case, the Secured Parties benefiting from any Collateral Document would have to evidence its title to the secured obligations, ratify the Collateral Document and accept the benefit of the security interest in their respective names by executing a public deed through duly appointed representatives.

11.17       Judgment Currency.

(a)           Obligation to Pay in Dollars.  The Loan Parties' obligations under this Agreement or any of the other Loan Documents to make payment in Dollars (the "Obligation Currency") shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any currency other than the Obligation Currency, except to the extent that such tender or recovery results in the effective receipt of the full amount of the Obligation Currency expressed to be payable under this Agreement or the other Loan Documents.  If, for the purpose of obtaining or enforcing judgment against any Loan Party in any court or in any jurisdiction, it becomes necessary to convert into or from any currency other than the Obligation Currency (such other currency being hereinafter referred to as the "Judgment Currency") an amount due in the Obligation Currency, the conversion shall be made at the rate of exchange at which the Administrative Agent could purchase Dollars with such Judgment Currency in accordance with normal banking procedures in New York City, State of New York, United States, with respect to Dollars as of the day (or, if such day is not a Business Day, on the next succeeding Business Day) on which the judgment is given (such Business Day being hereinafter referred to as the "Judgment Currency Conversion Date").

(b)           Additional Amounts.  If there is a change in the rate of exchange prevailing between the Judgment Currency Conversion Date and the date of actual payment of the amount due from a Loan Party, such Loan Party covenants, to the extent permitted by applicable Law, to pay, or cause to be paid, such additional amounts, if any (but, in any event, not a lesser amount), as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the applicable rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency that could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial award against it at the rate of exchange prevailing on the Judgment Currency Conversion Date.  If there is a change in the rate of exchange prevailing between the Judgment Currency Conversion Date and the date of actual payment of the amount due that results in the Borrower paying an amount in excess of that necessary to discharge or satisfy any judgment against it, the Secured Party receiving such excess shall transfer or cause to be transferred to the Borrower the amount of such excess (net of any Taxes and reasonable and customary costs incurred in connection therewith).

(c)           Determination of Amount.  For purposes of determining the applicable currency equivalent or other rate of exchange under this Section 11.17, such amount shall include any premium and costs payable in connection with the purchase of the Obligation Currency.

11.18       No Advisory or Fiduciary Responsibility.  In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), each Loan Party acknowledges and agrees, and acknowledges its Affiliates' understanding, that:  (i)(A) the arranging and other services regarding this Agreement provided by the Administrative Agent, the Joint Lead Arrangers and Joint Bookrunners and the Lenders are arm's‑length commercial transactions between the Loan Parties and their respective Affiliates, on the one hand, and the Administrative Agent, the Joint Lead Arrangers and Joint Bookrunners and the Lenders, on the other hand, (B) each Loan Party has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) each Loan Party is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii)(A) the Administrative Agent, the Joint Lead Arrangers and Joint Bookrunners and the Lenders each is and has been acting solely as a principal and, except as expressly agreed in writing by the Loan Parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Loan Parties or any of their respective Affiliates or any other Person and (B) neither the Administrative Agent, any Joint Lead Arrangers and Joint Bookrunner nor any Lender has any obligation to the Loan Parties or any of their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) the Administrative Agent, the Joint Lead Arrangers and Joint Bookrunners, the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Loan Parties and their respective Affiliates, and neither the Administrative Agent, any Joint Lead Arranger and Joint Bookrunner nor any Lender has any obligation to disclose any of such interests to the Loan Parties or any of their respective Affiliates.  To the fullest extent permitted by Law, each Loan Party hereby waives and releases any claims that it may have against the Administrative Agent, the Joint Lead Arrangers and Joint Bookrunners and the Lenders with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

11.19        Electronic Execution of Assignments and Certain Other Documents.  The words "execution," "execute," "signed," "signature," and words of like import in or related to any document to be signed in connection with this Agreement and the transactions contemplated hereby (including Assignment and Assumptions, Committed Loan Notices, amendments, waivers and consents) shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by the Administrative Agent, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act; provided that notwithstanding anything contained herein to the contrary, the Administrative Agent is under no obligation to agree to accept electronic signatures in any form or in any format unless expressly agreed to by the Administrative Agent pursuant to procedures approved by it.

11.20       USA PATRIOT Act.  Each Secured Party that is subject to the Patriot Act (in the case of the Administrative Agent, the Collateral Agent or the L/C Issuers, for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of each Loan Party and other information that will allow such Lender or the Administrative Agent, as applicable, to identify each Loan Party in accordance with the Patriot Act.  The Borrower shall, promptly following a request by the Administrative Agent or any Lender, provide all documentation and other information that the Administrative Agent or such Lender requests in order to comply with its ongoing obligations under applicable "know your customer" and anti‑money laundering rules and regulations, including the Patriot Act.

11.21       Acknowledgment and Consent to Bail-In of EEA Financial Institutions.  Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)           the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)           the effects of any Bail-in Action on any such liability, including, if applicable:

(i)            a reduction in full or in part or cancellation of any such liability;

(ii)           a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)          the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

11.22        Release of ABY South Africa.  Upon the receipt by the Administrative Agent of a certificate from the Borrower, signed by a Responsible Officer of the Borrower, certifying that a Guarantor has acquired all of the existing and outstanding Equity Interests in ABY South Africa (Pty) LTD ("ABY South Africa"), together with copies of the definitive documentation evidencing such acquisition certified by such Responsible Officer as being true, complete and correct copies thereof, then:

(a)           ABY South Africa shall automatically cease to be a Guarantor and shall be released of its obligations as "Guarantor" hereunder and under any other Loan Document, without any further action by any party hereto;

(b)           the definition assigned to the term "Guarantors" shall be automatically amended and replaced in its entirety with the following, without any further action by any party hereto:

""Guarantors" means, collectively, (a) ABY Concessions Infrastructures, S.L.U., ABY Concessions Peru S.A., ACT Holding, S.A. de C.V., ASHUSA Inc. and ASUSHI Inc., and (b) each other direct or indirect Subsidiary of the Borrower that executes and delivers a guaranty or Guarantor Accession Agreement pursuant to Section 6.12."

and

(c)            within 30 days following the receipt of such certificate, the Administrative Agent and the Lenders shall take, or shall cause to take, such additional action and executed and deliver, or cause to execute and deliver, such additional documents as may be reasonably required (in each case, at the expense of the Borrower) to (A) release ABY South Africa from its obligations as "Guarantor" hereunder and under any other Loan Document, and (B) terminate any Pledge Agreement and any other Collateral Document in respect of any Equity Interests in ABY South Africa and any Liens created thereunder.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties to this Agreement has caused this Agreement to be duly executed by its respective  authorized  representative or representatives as of the day and year first above written.

Signed by Santiago Seage and Francisco Martinez David as attorneys for ATLANTICA YIELD PLC under a power of attorney dated 30 April 2018:

/s/ Santiago Seage
Signature of Attorney for Atlantica Yield plc

/s/ Francisco Martinez David
Signature of Attorney for Atlantica Yield plc

/s/ Carlos Colon Lasso de la Vega
Signature of Witness

Carlos Colon Lasso de la Vega
Name of Witness

Atlantica Yield - Signature Page to Credit Agreement

ABY CONCESSIONS INFRASTRUCTURES, S.L.U.,
as Guarantor

By:	/s/ David Esteban Guitard
Name: David Esteban Guitard
Title: Representative

By:	/s/ Carlos Colon Lasso de la Vega
Name: Carlos Colon Lasso de la Vega
Title: Representative

Atlantica Yield - Signature Page to Credit Agreement

ABY CONCESSIONS PERU S.A.,
as Guarantor

By:	/s/ Antonio Merino Ciudad
Name: Antonio Merino Ciudad
Title: Representative

By:	/s/ Gracia Candau Sanchez de Ybarguen
Name: Gracia Candau Sanchez de Ybarguen
Title: Representative

Atlantica Yield - Signature Page to Credit Agreement

ACT HOLDING, S.A. DE C.V.,
as Guarantor

By:	/s/ Javier Muro Gagliardi
Name: Javier Muro Gagliardi
Title: Representative

By:	/s/ Jose Jaime Davila Uribe
Name: Jose Jaime Davila Uribe
Title: Representative

Atlantica Yield - Signature Page to Credit Agreement

ASHUSA INC.,
as Guarantor

By:	/s/ Emiliano Garcia Sanz
Name: Emiliano Garcia Sanz
Title: Representative

By:	/s/ Enrique Guillen
Name: Enrique Guillen
Title: Representative

Atlantica Yield - Signature Page to Credit Agreement

ASUSHI INC.,
as Guarantor

By:	/s/ Emiliano Garcia Sanz
Name: Emiliano Garcia Sanz
Title: Representative

By:	/s/ Enrique Guillen
Name: Enrique Guillen
Title: Representative

Atlantica Yield - Signature Page to Credit Agreement

ABY SOUTH AFRICA (PTY) LTD,
as Guarantor

By:	/s/ David Esteban Guitard
Name: David Esteban Guitard
Title: Representative

By:	/s/ Carlos Colon Lasso de la Vega
Name: Carlos Colon Lasso de la Vega
Title: Representative

Atlantica Yield - Signature Page to Credit Agreement

Signed by David Esteban Guitard as attorney for ATLANTICA YIELD SOUTH AFRICA LIMITED, as Guarantor, under a power of attorney dated 10 May 2018:

/s/ David Esteban Guitard
Signature of Attorney for Atlantica Yield South Africa Limited

/s/ Carlos Colon Lasso de la Vega
Signature of Witness

Carlos Colon Lasso de la Vega
Name of Witness

Atlantica Yield - Signature Page to Credit Agreement

ROYAL BANK OF CANADA,
as Administrative Agent

By:	/s/ Susan Khokher
Name: Susan Khokher
Title: Manager, Agency

Atlantica Yield - Signature Page to Credit Agreement

ROYAL BANK OF CANADA,
as Joint Lead Arranger and Joint Book.runner, Lender and L/C Issuer

By:	/s/ Justin Painter
Name: Justin Painter
Title: Authorized Signatory

Atlantica Yield - Signature Page to Credit Agreement

CANADIAN IMPERIAL BANK OF COMMERCE, LONDON BRANCH,
as Joint Lead Arranger and Joint Bookrunner, Lender and L/C Issuer

By:	/s/ Farhad Merali
Name: Farhad Merali
Title: Authorized Signatory

By:	/s/ Joshua Hogarth
Name: Joshua Hogarth
Title: Authorized Signatory

Atlantica Yield - Signature Page to Credit Agreement

BANCO SANTANDER, S.A.,
as Joint Lead Arranger and Joint Bookrunner and Lender

By:	/s/ Luisa Aguilar Cardenas
Name: Luisa Aguilar Cardenas
Title: Executive Director

By:	/s/ Pedro De La Rosa
Name: Pedro De La Rosa
Title: Vice President

Atlantica Yield Signature Page to Credit Agreement

BARCLAYS BANK PLC,
as Joint Lead Arranger and Joint Bookrunner and Lender

By:	/s/ Sydney G. Dennis
Name: Sydney G. Dennis
Title: Director

Atlantica Yield Signature Page to Credit Agreement

JPMORGAN CHASE BANK, N.A.,
as Joint Lead Arranger and Joint Bookrunner and Lender

By:	/s/ Juan J. Javellana
Name: Juan J. Javellana
Title: Executive Director

Atlantica Yield Signature Page to Credit Agreement

MERRILL LYNCH, PIERCE, FENNER & SMITH, INCORPORATED,
as Joint Lead Arranger and Joint Bookrunner

By:	/s/ David Mikula
Name: David Mikula
Title: Managing Director

Atlantica Yield Signature Page to Credit Agreement

MUFG BANK, LT D.,
as Joint Lead Arranger and Joint Bookrunner and Lender

By:	/s/ Nietzsche Rodricks
Name: Nietzsche Rodricks
Title: Managing Director

Atlantica Yield Signature Page to Credit Agreement

BANK OF AMERICA, N.A.,
as Lender

By:	/s/ Jerry L. Wells
Name: Jerry L. Wells
Title: Director

Atlantica Yield Signature Page to Credit Agreement

SCHEDULE 2.01

COMMITMENTS, APPLICABLE PERCENTAGES AND HMRC DT TREATY PASSPORT SCHEME INFORMATION

Lender	Applicable Percentage	Commitment	HMRC DT Treaty Passport Scheme Reference Number	Jurisdiction of Tax Residence
ROYAL BANK OF CANADA	14.30	30,714,285.74	3/R/70780/DTTP	Canada*
CANADIAN IMPERIAL BANK OF COMMERCE, LONDON BRANCH	14.30	30,714,285.71	--	Canada**
BANCO SANTANDER, S.A.	14.30	30,714,285.71	9/S/267974/DTTP	Spain
BARCLAYS BANK PLC	14.30	30,714,285.71	--	United Kingdom*
JPMORGAN CHASE BANK, N.A.	14.30	30,714,285.71	13/M/268710/DTTP	United States
BANK OF AMERICA, N.A.	14.30	30,714,285.71	13/B/7418/DTTP	United States
MUFG BANK, LTD.	14.30	30,714,285.71	43/B/322072/DTTP	Japan*
* Jurisdiction of Lending Office: New York, USA

** Jurisdiction of Lending Office: London, UK.

Schedule 2.01

SCHEDULE 5.03

CERTAIN AUTHORIZATIONS

None.

Schedule 5.03

SCHEDULE 5.05

SUPPLEMENT TO INTERIM FINANCIAL STATEMENTS

Debtor	Creditor	Amount Due	Maturity	Type of Financing	Currency
Atlantica Yield plc(1)	Certain lenders	US$125.000.000	December 2018	Revolving Credit Facility	USD
Atlantica Yield plc	Noteholders	US$255.000.000	November 15, 2019	Bond 144-A	USD
Atlantica Yield plc	Noteholders	€92.000.000	December 31, 2022	Note Issuance Facility Agreement	EURO
		€91.500.000	December 31, 2023
		€91.500.000	December 31, 2024
Atlantica Yield plc	Bankinter, S.A.	€10.000.000	July 20, 2018	Working capital facility	EURO
(1) To be repaid and cancelled prior to the Closing Date

Schedule 5.05

Project	Pending amount
(000 USD)
Solana	843,374
Mojave	768,178
ACT	575,484
ATN	106,532
ATS	429,278
ATN2	90,949
Hidrocañete	5,148
Quadra 1	33,949
Quadra 2	42,097
Palmucho	3,324
Palmatir	95,528
Cadonal	82,464
PS10	33,180
PS20	82,570
Solnova	216,769
Solnova 3	210,141
Solnova 4	202,442
Helioenergy 1	161,974
Helioenergy 2	162,864
Solacor 1	174,289
Solacor 2	171,434
Helios 1	157,505
Helios 2	158,931
Solaben 2	171,390
Solaben 3	174,762
Solaben 1	153,914
Solaben 6	153,914
Kaxu	482,368
Skikda	34,178
Honaine	98,731

Schedule 5.05

SCHEDULE 5.08(b)

EXISTING LIENS

Liens pursuant to any Loan Document.

Schedule 5.08(b)

SCHEDULE 5.08(c)

EXISTING INVESTMENTS

Debtor	Creditor	Amount Due	Maturity
Certain Atlantica Non- Recourse Subsidiaries	ABY Concessions Infrastructures, S.L.U.	15,189,657.67.-Euros	Starting 2030

In addition, the Equity held by the Loan Parties as described in Schedule 5.13.

Schedule 5.08(c)

SCHEDULE 5.13

LIST OF SUBSIDIARIES; IMMATERIAL SUBSIDIARIES

Equity Interest in Subsidiaries of the Loan Parties
Loan Party	Subsidiary	Jurisdiction	Percentage of Shares
Atlantica Yield plc	ASHUSA Inc.	USA	100
	ASUSHI Inc.	USA	100
	ACT Holding, S.A. de C.V.	Mexico	99.99
	ABY Concessions Peru S.A.	Peru	99.99
	ABY Concessions Infrastructures, S.L.U.	Spain	100
	Transmisora Mejillones S.A.	Chile	0.01
	Transmisora Baquedano S.A.	Chile	0.01
	Palmucho S.A.	Chile	0.01
	ABY Holdings USA LLC	USA	100
	ABY Infrastructures USA LLC	USA	100
ASHUSA Inc.	Mojave Holding LLC	USA	100
ASUSHI Inc.	ASO Holding LLC	USA	100
ACT Holding, S.A. de C.V.	ACT Energy Mexico S. de R.L. de C.V.	Mexico	99.99
ABY Concessions Peru S.A.	ATN S.A.	Peru	99.99
	ABY Transmision Sur S.A.	Peru	25
ABY Concessions Infrastructures, S.L.U.	Transmisora Mejillones S.A.	Chile	99.99
	Transmisora Baquedano S.A.	Chile	99.99
	Palmucho S.A.	Chile	99.99
	Palmatir S.A.	Uruguay	100
	Banitod S.A.	Uruguay	100
	Sanlúcar Solar, S.A.U.	Spain	100
	Solar Processes, S.A.U.	Spain	100
	Geida Skikda, S.L.	Spain	67
	Geida Tlemcen, S.L.	Spain	50
	Solnova Solar Inversiones, S.A.U.	Spain	100
	Hypesol Energy Holding, S.A.U.	Spain	100
	Logrosan Solar Inversiones, S.A.U.	Spain	100
	Carpio Solar Inversiones, S.A.U.	Spain	100
	Écija Solar Inversiones, S.A.U.	Spain	100
	Logrosan Solar Inversiones Dos, S.A.	Spain	100
	Fotovoltaica Solar Sevilla, S.A.	Spain	80
Atlantica Yield South Africa Limited (1)	ABY South Africa (Pty) Limited	South Africa	100

Schedule 5.13

(1) To be effective on or about the Closing Date

Immaterial Subsidiaries

Company	Jurisdiction of Incorporation
ABY Servicios Corporativos, S.L.	Spain
ABY Infraestructuras, S.L.U.	Spain
ABY Infrastructures USA LLC	USA
DCR Transmission Holdings LLC	USA
Atlantica Yield Chile SpA	Chile

Schedule 5.13

SCHEDULE 5.24

CONTRACTUAL OBLIGATIONS

The obligations included in the Note Issuance Facility Agreement signed on February 10, 2017.

Schedule 5.24

SCHEDULE 7.02(iii)

SENIOR NOTES AND EXISTING INDEBTEDNESS

Debtor	Creditor	Amount Due	Maturity	Type of Financing	Currency
Atlantica Yield plc(1)	Certain lenders	US$125.000.000	December 2018	Revolving Credit Facility	USD
Atlantica Yield plc	Noteholders	US$255.000.000	November 15, 2019	Bond 144-A	USD
Atlantica Yield plc	Noteholders	€92.000.000	December 31, 2022	Note Issuance Facility Agreement	EURO
		€91.500.000	December 31, 2023
		€91.500.000	December 31, 2024
Atlantica Yield plc	Bankinter, S.A.	€10.000.000	July 20, 2018	Working capital facility	EURO
 (1) To be repaid and cancelled prior to the Closing Date

Schedule 7.02(iii)

SCHEDULE 11.02

ADMINISTRATIVE AGENT'S OFFICE; CERTAIN ADDRESSES FOR NOTICES

BORROWER:

Atlantica Yield plc
Great West House, GW1, 17th Floor
Great West Road
Brentford, TW8 9DF, United Kingdom

Attention: Francisco Martinez Davis
CC. Javier Albarracin Guerrero

Telephone: +34 911 93 67 50

Electronic Mail:
francisco.martinezdavis@atlanticayield.com
javier.albarracin@atlanticayield.com

OTHER LOAN PARTIES:

ABY Concessions Infrastructures S.L.U.
C/ Albert Einstein s/n, Edificio Insur
41092, Sevilla (Spain)

Attention: Francisco Martinez Davis
CC. Javier Albarracin Guerrero

Telephone: +34 911 93 67 50

Electronic Mail:
francisco.martinezdavis@atlanticayield.com
javier.albarracin@atlanticayield.com

ABY Concessions Peru, S.A.
Av. El Derby 055, Edificio Cronos, Torre 3, Oficina 608
Surco, Lima (Perú)

Attention: Francisco Martinez Davis
CC. Javier Albarracin Guerrero

Telephone: +34 911 93 67 50

Schedule 11.02

Electronic Mail:
francisco.martinezdavis@atlanticayield.com
javier.albarracin@atlanticayield.com

ASHUSA Inc.
ASUSHI Inc.
National Corporate Research, Ltd.
615 South DuPont Highway
Dover, Delaware 19901

Attention: Francisco Martinez Davis
CC. Javier Albarracin Guerrero

Telephone: +34 911 93 67 50

Electronic Mail:
francisco.martinezdavis@atlanticayield.com
javier.albarracin@atlanticayield.com

Atlantica Yield South Africa Limited
Great West House, GW1, 17th Floor
Great West Road
Brentford, TW8 9DF, United Kingdom

Attention: Francisco Martinez Davis
CC. Javier Albarracin Guerrero

Telephone: +34 911 93 67 50

Electronic Mail:
francisco.martinezdavis@atlanticayield.com
javier.albarracin@atlanticayield.com

ACT Holding, S.A. de C.V.
Jaime Balmes No.11 Torre C Piso 10 Ofc 1001
Colonia Los Morales Polanco, CP 11510

Attention: Francisco Martinez Davis
CC. Javier Albarracin Guerrero

Telephone: +34 911 93 67 50

Electronic Mail:
francisco.martinezdavis@atlanticayield.com
javier.albarracin@atlanticayield.com

Schedule 11.02

TO THE ADMINISTRATIVE AGENT:
200 Bay Street, 12th Floor, South Tower
Royal Bank Plaza
Toronto, Ontario M5J 2W7
Attention: Susan Khokher, Manager, Agency Services
Telephone: 416 842 5196
Susan.khokher@rbccm.com

TO THE COLLATERAL AGENT:
200 Bay Street, 12th Floor, South Tower
Royal Bank Plaza
Toronto, Ontario M5J 2W7
Attention: Susan Khokher, Manager, Agency Services
Telephone: 416 842 5196
Susan.khokher@rbccm.com

Schedule 11.02